

carriage

carriageservices.com

CARRIAGE SERVICES
ANNUAL REPORT

20
23

INNOVATION
PARTNERSHIP
SERVICE



Our Purpose

To create a **premier experience** through **innovation**, empowered **partnership**, and elevated **service**.

2023 ANNUAL REPORT

Carriage At A Glance

171 *Owned Funeral Homes

32 *Owned Cemeteries

8.4% Adjusted Diluted Earnings Per Share CAGR (2013-2023)

7.3% Adjusted Consolidated EBITDA CAGR (2013-2023)

2,800+ Employees Nationwide

$382 million 2023 Annual Revenue

Greenlawn Memorial Park Southwest - *Bakersfield, California*

Funeral Home and Cemetery data as of (12/31/2023)

2023 SHAREHOLDER LETTER
Dear Shareholder

Reflecting on the past year, it is important to acknowledge our significant accomplishments amidst a comprehensive review of strategic alternatives, initiated by our Board in June 2023. This process, inherently distracting and time-consuming, did not deter us from moving the Company forward through several significant achievements. This past year stood as a testament to Carriage's resilience—our business model, our business teams, and the support center, all demonstrated remarkable adaptability. It was a year marked by unforeseen challenges, enriched by new learnings and opportunities, and underscored by diligent work that laid the groundwork for innovation and sustainable growth in the years ahead.



Carlos Quezada,
Chief Executive Officer and
Vice Chairman of the Board



2023 SHAREHOLDER LETTER

Focus on Feedback from Shareholders and Enhanced Board Leadership



Chad Fargason - *Chairman of the Board*



Somer Webb - *Board Director*



Julie Sanders - *Board Director*

As we began our 2023 journey, we prioritized implementing the valuable feedback we received from you in 2022, especially concerning our Board of Directors. This year marked the beginning of a significant refresh for our Board, resulting in two members stepping down and the welcome addition of three new members to Carriage. These additions have enriched our Board with a more diverse blend of skills, experience, and perspectives, significantly contributing to the evolving Carriage success narrative. We are enthusiastic about the fresh insights and contributions these new Directors bring to Carriage. For those interested in learning more about their impressive backgrounds and expertise, I encourage you to visit our website at carriageservices.com, where detailed profiles are available.

Furthermore, our commitment to enhancing our approach to governance led to the amendment of our bylaws, ensuring the voices and votes of our shareholders are always prioritized, by eliminating the Board's prior ability to dismiss a director's resignation if that director failed to receive a majority of support from our shareholders in an uncontested election.

2023 SHAREHOLDER LETTER

The Top Five

Despite the review of strategic alternatives process presenting time consuming challenges to our daily operations, we still achieved several transformative milestones, which are pivotal to our long-term growth story. Below are five of our more impactful achievements in 2023:

- We significantly reduced our debt, paying down $34.5 million on our credit facility since its peak level after closing the Greenlawn acquisition at the end of the first quarter, reducing our leverage ratio to 5.13x (from a peak of 5.51x) by year end.

- We successfully completed our CEO succession plan, which marks a pivotal moment in our leadership transition, ensuring continuity and a strong direction for our future;

- We surpassed our key financial performance targets in four of the past five quarters, spanning from Q4 2022 through Q4 2023[1];

- We reduced overhead costs[2] from $53.8 million (14.5%) to $50.1 million (13.1%), demonstrating our commitment to efficiency and productivity; and

- We entered and launched a groundbreaking national partnership with the National Guardian Life Insurance Company and Precoa. This unprecedented strategy in pre-need funeral sales is projected to double our General Agent commission over the next two years, while expanding our market share across our funeral home portfolio. We are projecting this partnership to help drive year-over-year growth in pre-need funeral sales of 20% over the next five years.

Each milestone reflects our dedication to strategic growth and operational excellence and highlights our commitment to responding to your feedback with action and integrity.

If you would like to examine our 2023 financial performance in more detail, please refer to the tables and 10-K that follow this letter.



From left to right; **Tyler Anderson** *- Precoa Sr. VP Business Development,* **Shane Pudenz** *- Carriage Sr. VP of Sales & Marketing,* **Cameron Black** *- National Guard and Life VP Sales & Business Development*

[1] Carriage's outlook compared to analysts' consensus expectations.

[2] As a percentage of Total Revenue.

2023 SHAREHOLDER LETTER

A Vision of the Future

Looking towards the future of Carriage, I envision our Company will be distinguished by its industry-leading talent, leveraged by cutting-edge technology and innovation in a profession that will benefit greatly from a more direct focus on technology as an accelerator of growth. Additionally, I anticipate our Company will be characterized by its financial discipline, strategically deploying capital towards paying down debt while achieving the highest returns on invested capital for any investment project, creating added economic value for our shareholders. I also foresee a customer-centric organization upholding the highest



Fairfax Memorial Park Pavilion Estates - *Fairfax, Virgina*


HONORING SERVICE
Guiding Those Who Protect Us
HONORING SERVICE
PLANNER
YOUR GUIDE TO PRE-PLANNING

Veterans and First Responders Pre-planning

standards of service excellence and fostering loyalty in every community we serve. I see Carriage as a continually evolving organization committed to continuous improvement, ensuring our operational and financial performance today is better than yesterday. Embracing improvement is a deliberate, inspiring, and strategic choice. While perfection may not be achieved, it is the benchmark we will consistently target.

2023 SHAREHOLDER LETTER
Our Five-Year Strategic Objectives

2024 has started off strong with our five-year strategic objectives. We are excited to continue building upon our ten-year vision driven by our new purpose statement: *"Creating premier experiences through innovation, empowered partnerships, and elevated service."* This new purpose statement is a testament to our unwavering commitment across all areas of our operations, emphasizing our dedication to innovation, partnership, and exceptional service delivery. It is rooted in three foundational pillars, guiding our strategy and actions, and ensuring we remain at the forefront of funeral and cemetery innovation.






Caring Decisions Seminar - *Rest Haven Funeral Home and Cemetery, Rockwall, Texas*

The first pillar is **Disciplined Capital Allocation.** This strategic approach ensures our investments are focused on areas with the highest potential for returns, laying the groundwork for sustainable success and long-term value creation. This disciplined investment strategy is pivotal in navigating the path toward sustainable growth and profitability.



Our Five-Year Strategic Objectives



Disciplined Capital Allocation	Purposeful Growth	Relentless Improvement
• Leverage ratio of 3.5x – 4.0x • ROIC of 15-20% • Divestiture of underperforming assets and deployment of proceeds towards premier businesses, in alignment with our long-term growth strategy	• 5% - 8% Organic revenue CAGR • $50 - $100 million annual strategic inorganic capital deployment • 5% gain in market share gain in cremation	• Evolution of legacy systems with Trinity • Elimination of manual processes • Focus on automation of processes

Purposeful Growth, our second pillar, transcends mere expansion, emphasizing strategic and thoughtful planning. This approach to business development is not about increasing our size, but rather, enhancing our revenue and financial health through strategic, thoughtful, and data-driven planning. It signifies our commitment to growing with intent and enriching our Company's value proposition organically and through strategic partnerships.

Finally, at the heart of our ethos lies **Relentless Improvement** and a commitment to the pursuit of excellence in all that we do. This pillar champions the idea that every day presents a new opportunity to refine our processes, prioritize efficiencies, enhance our service, and exceed our prior achievements.

It embodies our dedication to continuous advancement and is the essence of our new purpose statement.

These three pillars are more than strategic imperatives. They represent our covenant to pursue excellence relentlessly, innovate with purpose, and redefine industry standards through superior service. Reflecting our commitment to this vision, we have revitalized our website and visual identity, including a refreshed Carriage logo, symbolizing our drive and commitment towards an exciting future.

Transformational Initiatives Underway

Implementing changes to enhance our market position and financial performance, while elevating the consumer experience


Opportunities to Further Distinguish Carriage from Competitors
Enhance Local Brands
Maximize Evolving Preferences
Strategic M&A
Pre-need Funeral & Cemetery Sales
Continuous Improvement
Passion for Service & "Wow" Playbook
Customer-Centric ERP "Trinity"
Market Position
Financial Performance
Consumer Experience

We have a set of transformational initiatives currently underway:

Enhance Local Brands: Carriage is committed to reinforcing the identity and presence of our local brands. We can strengthen customer connections and loyalty by tailoring services to each community's unique character and needs. We will continue to invest in brand-specific strategies highlighting local heritage and fostering deeper community engagement, ultimately enhancing our competitive advantage across various markets.

Maximize Evolving Preferences: By recognizing the dynamic nature of consumer preferences, we will actively adapt our offerings to align with current and emerging trends. Our agile approach to the various markets we serve demands that we always look ahead, delivering services that resonate with our customers' evolving needs and expectations.

Strategic M&A: After achieving a leverage ratio of 3.5x–4.0x, Carriage aims to expand its market reach and enhance its service portfolio through inorganic growth. We will continue to identify and pursue acquisition opportunities in strategic growth markets that promise the highest returns, integrating each new asset in a manner that fortifies our market positioning and drives shareholder value. The growth profile we have established through our acquisitions over the last five years, serves as a great representation of our focus on high quality, premier assets with significant growth potential.

Pre-need Funeral & Cemetery Sales: We are intensifying our efforts in pre-need sales to provide greater education and peace of mind to our clients and their families. By offering comprehensive pre-planning services, we believe we will smooth the path for the future needs of our customers and secure a long-term revenue stream for Carriage.

Continuous Improvement: Continuous improvement is at the heart of Carriage's reinvigorated operational philosophy. By adopting a kaizen mindset, we are committed to incremental improvements in every aspect of our business. This proactive approach ensures efficiency, quality, and customer satisfaction. It highlights our commitment to operational efficiency and effectiveness, enhancing productivity, reducing costs, and uncovering new opportunities. It aligns with our Relentless Improvement pillar and underscores our dedication to excellence.

Passion for Service & "Wow" Playbook: Our unwavering passion for service excellence sets us apart. We have developed a "Wow" Playbook, a guide to delivering exceptional experiences that exceed customer expectations at selected customer touchpoints. Training and empowering our staff to create "wow" moments ensures a service level that cultivates enduring customer relationships. For this purpose, we are proud to announce the creation of the Director of Customer Care role, which will be pivotal to our heightened focus on service excellence. Central to our Passion for Service Program, this new role will focus on developing hospitality concepts, creating Key Performance Indicators for customer experience, and implementing our Wow Moments Playbook. This initiative underscores our commitment to improving service delivery, ensuring every interaction reflects our dedication to exceeding expectations.

Customer-Centric ERP "Trinity": We are currently streamlining processes to put our customers at the forefront of every decision. This integrated system, known as "Trinity," will provide comprehensive insights into customer interactions, enabling personalized service and fostering customer loyalty.

Each of these initiatives reinforces Carriage's commitment to excellence and innovation. As we embark on this continuous improvement and innovation journey, we will keep you updated along the way and share our progress and insights. We are confident in our strategic direction and look forward to building a future at Carriage that promises differentiation, customer loyalty, and sustainable success, all while driving shareholder value.

Thank you, Mel Payne

As I conclude this shareholder letter, it is important to highlight someone who has been a critical figure in Carriage's history, and my own professional journey. Mel Payne dedicated more than thirty years, since founding Carriage in 1991, to building Carriage into a built-to-last company that he often calls "an elite club of the best businesses and operators in the profession." Over the years, Mel relentlessly desired to build the best (not the biggest) funeral home and cemetery consolidation company. His passion and energy are unrivaled, and Mel's high-performance expectations, at all levels, are well known.

Along the way, Mel built an incredible company and many unique relationships. Just as impactful, Mel also created countless opportunities for others within Carriage to develop meaningful friendships. Mel often talks of living a life of significance and meaning. Not many things in the world are as meaningful as friendship. While business is usually measured by financial performance, life is more appropriately measured through meaningful relationships. Mel has been highly successful, as his life has had so much significance and meaning.

As we look ahead to the bright future in front of Carriage, it is important to take a moment to reflect on the foundation Mel helped build and the countless relationships he helped make possible. Thank you, Mel.







Track Record of Long-Term Revenue & Adjusted Consolidated EBITDA Growth



Long-Term Adjusted Diluted Earnings Per Share Growth



Condensed Five Quarter Operating & Financial Trend Report (in thousands, except per share amounts)	QTR 4 2022	QTR 1 2023	QTR 2 2023	QTR 3 2023	QTR 4 2023
Funeral Operating Revenue	$ 63,964	$ 66,463	$ 60,919	$ 59,397	$ 62,401
Cemetery Operating Revenue	23,169	21,605	29,142	24,577	26,892
Financial Revenue	5,265	6,221	6,294	5,346	8,398
Other Revenue	1,518	1,225	1,323	1,174	1,143
Total Revenue	**$ 93,916**	**$ 95,514**	**$ 97,678**	**$ 90,494**	**$ 98,834**
Funeral Operating EBITDA	$ 26,874	$ 26,628	$ 21,925	$ 22,025	$ 24,371
Funeral Operating EBITDA Margin	42.0%	40.1%	36.0%	37.1%	39.1%
Cemetery Operating EBITDA	9,910	8,393	12,940	9,005	10,758
Cemetery Operating EBITDA Margin	42.8%	38.8%	44.4%	36.6%	40.0%
Financial EBITDA	4,846	5,881	5,846	4,945	7,889
Financial EBITDA Margin	92.0%	94.5%	92.9%	92.5%	93.9%
Other EBITDA	389	148	69	160	93
Other EBITDA Margin	25.6%	12.1%	5.2%	13.6%	8.1%
Total Field EBITDA	**$ 42,019**	**$ 41,050**	**$ 40,780**	**$ 36,135**	**$ 43,111**
Total Field EBITDA Margin	**44.7%**	**43.0%**	**41.7%**	**39.9%**	**43.6%**
Total Overhead	**$ 13,360**	**$ 13,265**	**$ 12,087**	**$ 12,848**	**$ 11,886**
Overhead as a percentage of revenue	**14.2%**	**13.9%**	**12.4%**	**14.2%**	**12.0%**
Consolidated EBITDA	**$ 28,659**	**$ 27,785**	**$ 28,693**	**$ 23,287**	**$ 31,225**
Consolidated EBITDA Margin	**30.5%**	**29.1%**	**29.4%**	**25.7%**	**31.6%**
Other Expenses and Interest					
Depreciation & Amortization	$ 5,188	$ 4,769	$ 5,668	$ 5,186	$ 5,494
Non-Cash Stock Compensation	1,381	2,141	2,022	1,992	1,548
Interest Expense	7,687	8,539	9,396	9,278	9,053
Other Expense (Income), net	2,452	(10)	(95)	55	(475)
Pretax Income	**$ 11,951**	**$ 12,346**	**$ 11,702**	**$ 6,776**	**$ 15,605**
Net Tax Expense	3,731	3,502	3,416	2,131	3,967
GAAP Net Income	**$ 8,220**	**$ 8,844**	**$ 8,286**	**$ 4,645**	**$ 11,638**
Sum of Special Items	**$ 2,384**	**$ (177)**	**$ (118)**	**$ 829**	**$ 469**
Tax on Special Items	665	(51)	(33)	238	131
Adjusted Net Income	**$ 9,939**	**$ 8,718**	**$ 8,201**	**$ 5,236**	**$ 11,976**
Adjusted Net Income Margin	**10.6%**	**9.1%**	**8.4%**	**5.8%**	**12.1%**
Adjusted Basic EPS	$ 0.68	$ 0.58	$ 0.55	$ 0.35	$ 0.80
Adjusted Diluted EPS	$ 0.64	$ 0.56	$ 0.53	$ 0.33	$ 0.77
GAAP Basic EPS	$ 0.56	$ 0.59	$ 0.55	$ 0.31	$ 0.78
GAAP Diluted EPS	$ 0.53	$ 0.57	$ 0.53	$ 0.30	$ 0.75
Weighted Average Number of Shares Outstanding					
Basic	14,707	14,758	14,793	14,820	14,838
Diluted	15,418	15,468	15,454	15,514	15,448
Reconciliation of Consolidated EBITDA to Adjusted Consolidated EBITDA					
Consolidated EBITDA	**$ 28,659**	**$ 27,785**	**$ 28,693**	**$ 23,287**	**$ 31,225**
Other Special Items	-	-	-	973	1,219
Adjusted Consolidated EBITDA	**$ 28,659**	**$ 27,785**	**$ 28,693**	**$ 24,260**	**$ 32,444**
Adjusted Consolidated EBITDA Margin	**30.5%**	**29.1%**	**29.4%**	**26.8%**	**32.8%**

Condensed Annual Operating And Financial Trend Report (in thousands, except per share amounts)	2019	2020	2021	2022	2023
Funeral Operating Revenue	$ 196,475	$ 226,819	$ 252,926	$ 251,396	$ 249,180
Cemetery Operating Revenue	49,317	69,083	91,330	90,033	102,216
Financial Revenue	15,878	19,689	22,708	22,452	26,259
Other Revenue	12,437	13,857	8,922	6,293	4,865
Total Revenue	**$ 274,107**	**$ 329,448**	**$ 375,886**	**$ 370,174**	**$ 382,520**
Funeral Operating EBITDA	$ 75,553	$ 93,480	$ 109,204	$ 101,951	$ 94,949
Funeral Operating EBITDA Margin	38.5%	41.2%	43.2%	40.6%	38.1%
Cemetery Operating EBITDA	17,164	26,627	42,158	37,509	41,096
Cemetery Operating EBITDA Margin	34.8%	38.5%	46.2%	41.7%	40.2%
Financial EBITDA	14,272	18,357	21,156	20,767	24,561
Financial EBITDA Margin	89.9%	93.2%	93.2%	92.5%	93.5%
Other EBITDA	2,778	3,478	2,123	1,134	470
Other EBITDA Margin	22.3%	25.1%	23.8%	18.0%	9.7%
Total Field EBITDA	**$ 109,767**	**$ 141,942**	**$ 174,641**	**$ 161,361**	**$ 161,076**
Total Field EBITDA Margin	**40.0%**	**43.1%**	**46.5%**	**43.6%**	**42.1%**
Total Overhead	**$ 37,554**	**$ 40,514**	**$ 54,282**	**$ 53,848**	**$ 50,086**
Overhead as a percentage of revenue	**13.7%**	**12.3%**	**14.4%**	**14.5%**	**13.1%**
Consolidated EBITDA	**$ 72,213**	**$ 101,428**	**$ 120,359**	**$ 107,513**	**$ 110,990**
Consolidated EBITDA Margin	**26.3%**	**30.8%**	**32.0%**	**29.0%**	**29.0%**
Other Expenses and Interest					
Depreciation & Amortization	$ 17,771	$ 19,389	$ 20,520	$ 19,799	$ 21,117
Non-Cash Stock Compensation	2,153	3,370	5,513	5,959	7,703
Interest Expense	25,522	32,515	25,445	25,895	36,266
Other Expense (Income), net	4,351	21,506	770	(1,524)	(525)
Pretax Income	**$ 22,416**	**$ 24,642**	**$ 44,304**	**$ 57,194**	**$ 46,429**
Net Tax Expense	7,883	8,552	11,145	15,813	13,016
GAAP Net Income	**$ 14,533**	**$ 16,090**	**$ 33,159**	**$ 41,381**	**$ 33,413**
Sum of Special Items	**$ 9,821**	**$ 25,579**	**$ 30,607**	**$ (200)**	**$ 1,003**
Tax on Special Items	1,822	7,986	8,503	95	285
Adjusted Net Income	**$ 22,532**	**$ 33,683**	**$ 55,263**	**$ 41,086**	**$ 34,131**
Adjusted Net Income Margin	**8.2%**	**10.2%**	**14.7%**	**11.1%**	**8.9%**
Adjusted Basic EPS	$ 1.26	$ 1.88	$ 3.17	$ 2.76	$ 2.29
Adjusted Diluted EPS	$ 1.25	$ 1.86	$ 3.02	$ 2.61	$ 2.19
GAAP Basic EPS	$ 0.81	$ 0.90	$ 1.90	$ 2.78	$ 2.24
GAAP Diluted EPS	$ 0.80	$ 0.89	$ 1.81	$ 2.63	$ 2.14
Weighted Average Number of Shares Outstanding					
Basic	17,877	17,872	17,409	14,857	14,803
Diluted	18,005	18,077	18,266	15,710	15,455
Reconciliation of Consolidated EBITDA to Adjusted Consolidated EBITDA					
Consolidated EBITDA	**$ 72,213**	**$ 101,428**	**$ 120,359**	**$ 107,513**	**$ 110,990**
Special Items	4,374	2,822	5,802	1,799	2,192
Adjusted Consolidated EBITDA	**$ 76,587**	**$ 104,250**	**$ 126,161**	**$ 109,312**	**$ 113,182**
Adjusted Consolidated EBITDA Margin	**27.9%**	**31.6%**	**33.6%**	**29.5%**	**29.6%**

DISCIPLINE CAPITAL ALLOCATION
INNOVATION PROJECT TRINITY
PREMIER EXPERIENCE ELEVATED SERVICE
CUSTOMER CARE TECHNOLOGY
PASSION FOR SERVICE THE RIGHT PEOPLE
LEADERSHIP EVOLUTION
TRANSFORMATIONAL
ENGAGEMENT
WOW MOMENTS CONTINUOUS IMPROVEMENT
EMPOWERED
PARTNERSHIP

INNOVATION
PARTNERSHIP
SERVICE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended, December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 1-11961

_____

CARRIAGE SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0423828**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3040 Post Oak Boulevard, Suite 300
Houston, Texas, 77056
(Address of principal executive offices)
(713) 332-8400

(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, Par Value $.01 Per Share	CSV	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Securities Exchange Act of 1934.   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2023 was approximately $434.4 million based on the closing price of $32.47 per share on the New York Stock Exchange.

The number of shares of the registrant's Common Stock, $.01 par value per share, outstanding as of February 23, 2024 was 15,141,435.

DOCUMENTS INCORPORATED BY REFERENCE

_____

Certain information required to be disclosed in Part III of this report is incorporated by reference from the registrant's definitive proxy statement or an amendment to this report, which will be filed with the SEC not later than 120 days after the end of the fiscal year covered by this report.

Table of Contents

CAUTIONARY NOTE

Certain statements and information in this Annual Report on Form 10-K (this "Form 10-K") may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical information, should be deemed to be forward-looking statements. Words such as "may", "will", "estimate", "intend", "believe", "expect", "seek", "project", "forecast", "foresee", "should", "would", "could", "plan", "anticipate" and other similar words or expressions may be used to identify forward-looking statements; however, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding any projections of earnings, revenue, cash flow, investment returns, capital allocation, debt levels, equity performance, death rates, market share growth, cost inflation, overhead, including talent recruitment, field and corporate incentive compensation, preneed sales or other financial items; any statements of the plans, strategies, objectives and timing of management for future operations or financing activities, including, but not limited to, technology innovations, product development, capital allocation, the ability to obtain credit or financing, organizational performance, anticipated integration, performance and other benefits of recently completed acquisitions, and cost management and debt reductions; any statements of the plans, timing and objectives of management for acquisition and divestiture activities; any projections or expectations related to the conclusion of the Board's strategic review; any statements regarding future economic and market conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing and are based on our current expectations and beliefs concerning future developments and their potential effect on us. While we believe these assumptions concerning future events are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:

- our ability to find and retain skilled personnel;
- the effects of our talent recruitment efforts, incentive and compensation plans and programs, including such effects on our Standards Operating Model and the Company's operational and financial performance;
- our ability to execute our strategic initiatives and growth strategy, if at all;
- the potential adverse effects on the Company's business, financial and equity performance if management fails to meet the expectations of its strategic initiatives and growth plan;
- our ability to execute and meet the objectives of our High Performance and Credit Profile Restoration Plan, if at all;
- the execution of our Standards Operating and Strategic Acquisition Models;
- the effects of competition;
- changes in the number of deaths in our markets, which are not predictable from market to market or over the short term;
- changes in consumer preferences and our ability to adapt to or meet those changes;
- our ability to generate preneed sales, including implementing our cemetery portfolio sales strategy, product development and optimization plans;
- the investment performance of our funeral and cemetery trust funds;
- fluctuations in interest rates, including, but not limited to, the effects of increased borrowing costs under our Credit Facility and our ability to minimize such costs, if at all;
- the effects of inflation on our operational and financial performance, including the increased overall costs for our goods and services, the impact on customer preferences as a result of changes in discretionary income, and our ability, if at all, to mitigate such effects;
- our ability to obtain debt or equity financing on satisfactory terms to fund additional acquisitions, expansion projects, working capital requirements and the repayment or refinancing of indebtedness;
- our ability to meet the timing, objectives and expectations related to our capital allocation framework, including our forecasted rates of return, planned uses of free cash flow and future capital allocation, including share repurchases, potential strategic acquisitions, internal growth projects, dividend increases, or debt repayment plans;
- our ability to meet the projected financial and equity performance goals to our full year outlook, if at all;
- the timely and full payment of death benefits related to preneed funeral contracts funded through life insurance contracts;

- the financial condition of third-party insurance companies that fund our preneed funeral contracts;
- increased or unanticipated costs, such as merchandise, goods, insurance or taxes, and our ability to mitigate or minimize such costs, if at all;
- our level of indebtedness and the cash required to service our indebtedness;
- changes in federal income tax laws and regulations and the implementation and interpretation of these laws and regulations by the Internal Revenue Service;
- effects of the application of other applicable laws and regulations, including changes in such regulations or the interpretation thereof;
- the potential impact of epidemics and pandemics, such as the COVID-19 coronavirus, including any new or emerging public health threats, on customer preferences and on our business;
- government, social, business and other actions that have been and will be taken in response to pandemics and epidemics, such as those that were taken with the COVID-19 coronavirus, including potential responses to any new or emerging public health threats;
- effects and expense of litigation;
- consolidation in the funeral and cemetery industry;
- our ability to identify and consummate strategic acquisitions, if at all, and successfully integrate acquired businesses with our existing businesses, including expected performance and financial improvements related thereto;
- potential adverse impacts resulting from stockholder or market perceptions of our recent announcement regarding the conclusion of our Board's review of potential strategic alternatives;
- economic, financial and stock market fluctuations;
- interruptions or security lapses of our information technology, including any cybersecurity or ransomware incidents;
- adverse developments affecting the financial services industry;
- acts of war or terrorists acts and the governmental or military response to such acts;
- our failure to maintain effective control over financial reporting; and
- other factors and uncertainties inherent in the funeral and cemetery industry.

For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see Part I, Item 1A, Risk Factors.

Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

ITEM 1.   BUSINESS.

GENERAL

Carriage Services, Inc. ("Carriage," the "Company," "we," "us," or "our") was incorporated in the State of Delaware in December 1993 and is a leading provider of funeral and cemetery services and merchandise in the United States. We operate in two business segments: Funeral Home Operations, which currently accounts for approximately 70% of our total revenue, and Cemetery Operations, which currently accounts for approximately 30% of our total revenue.

At December 31, 2023, we operated 171 funeral homes in 26 states and 32 cemeteries in 11 states. We compete with other publicly held and independent operators of funeral and cemetery companies. We believe we are a market leader in most of our markets.

We provide funeral and cemetery services and products on both an "atneed" (time of death) and "preneed" (planned prior to death) basis.

COMPANY DEVELOPMENTS

Executive Leadership Changes

On January 2, 2023, the Company's Board of Directors (the "Board") appointed Adeola Olaniyan, the Company's Corporate Controller (Principal Accounting Officer), as the Company's interim Principal Financial Officer, effective on that date, to serve until a permanent replacement was identified.

On March 13, 2023, the Board appointed L. Kian Granmayeh to serve as the Company's Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer), effective on that date.

On June 21, 2023, the Board appointed Carlos R. Quezada, to serve as Chief Executive Officer ("CEO"), effective on that date, as part of a planned succession of Melvin C. Payne, founder and former CEO. Concurrently with the appointment of Mr. Quezada as CEO, Mr. Payne stepped down as CEO and the Board approved his appointment as Executive Chairman of the Board, effective on that date. On February 24, 2024, Mr. Payne ceased serving as Executive Chairman of the Board and began serving as a special advisor to the Board and senior management of the Company in a consulting role. For more information on his transition, see Part II, Item 8, Financial Statements and Supplementary Data, Note 24 (Subsequent Events).

On June 21, 2023, the Board appointed Steven D. Metzger, to serve as President, along with remaining in his role as Secretary, effective on that date.

Board of Directors - Resignation; Election; and Review of Potential Strategic Alternatives

On February 22, 2023, the Board elected Mr. Quezada, who was then the Company's President and Chief Operating Officer, to serve as a Class II director, effective that same date, until the Company's 2025 annual meeting of stockholders. The Board also appointed Mr. Quezada to serve as Vice Chairman of the Board. Mr. Quezada serves as a non-independent member of the Board, but was not appointed to any of its standing committees.

On June 15, 2023, Dr. Achille Messac, a member of our Board, provided notice of his resignation from the Board, effective on that date. Dr. Messac's resignation was not a result of any disagreement with the Company on any matter related to its operations, policies or practices.

On June 21, 2023, concurrently with Mr. Payne stepping down as CEO, the Board approved his appointment as Executive Chairman of the Board, effective on that date. On February 24, 2024, Mr. Payne ceased serving as Executive Chairman of the Board and began serving as a special advisor to the Board and senior management of the Company in a consulting role. For more information on this transition, see Part II, Item 8, Financial Statements and Supplementary Data, Note 24 (Subsequent Events).

On June 21, 2023, the Board elected Chad Fargason to serve as a Class II Director until the Company's 2025 annual meeting of stockholders. Mr. Fargason was appointed to serve on the Audit Committee, along with being appointed Chairman of the Corporate Governance Committee.

On June 29, 2023, the Board announced it had initiated a process to explore potential strategic alternatives, possibly including a sale, merger or other potential strategic or financial transaction, to maximize stockholder value. On February 21, 2024, the Board voted to bring the review of potential strategic alternatives to a close. For more information on this process and its conclusion, see Part II, Item 8, Financial Statements and Supplementary Data, Note 24 (Subsequent Events).

On July 5, 2023, the Board elected Somer Webb to serve as a Class I Director until the Company's 2024 annual meeting of stockholders. Ms. Webb was appointed to serve as the Chair of the Compensation Committee and a member of the Audit and Corporate Governance Committees.

On July 24, 2023, Barry Fingerhut, a member of the Board, provided notice of his resignation from the Board, effective on that date. Mr. Fingerhut's resignation was not a result of any disagreement with the Company on any matter related to its operations, policies or practices.

On July 25, 2023, the Board elected Julie Sanders to serve as a Class II Director until the Company's 2025 annual meeting of stockholders. Ms. Sanders was appointed to serve on each of the Audit, Compensation and Corporate Governance Committees.

On November 1, 2023, the Board appointed Mr. Fargason, an existing Class II Director, to serve on the Compensation Committee.

Strategic Partnership Agreement

On May 16, 2023, we received a $6.0 million incentive payment from a national insurance provider for entering into a strategic partnership agreement to market and sell prearranged funeral services in the future, which is subject to partial claw-back if we do not meet certain preneed funeral sales volumes.

Code of Business Conduct and Ethics

On February 22, 2023, our Board, on the recommendation of the Board's Audit Committee, approved various amendments to the Company's Code of Business Conduct and Ethics (the "Code"), which applies to all directors, officers and employees of the Company and its subsidiaries. In addition to making certain technical and administrative updates, the amendments to the Code include, among other things, summarizing and clarifying the Company's existing compliance requirements and also identifies and expands upon certain policies, including those related to bribery and kickbacks, antitrust, political activity and improper influence on auditors. A copy of the Code, as amended, is posted on our website under "Investors - Corporate Governance – Governance Documents."

Acquisitions

On March 22, 2023, we acquired three funeral homes, two cemeteries and a cremation focused business in the Bakersfield, CA area for $44.0 million.

Divestitures

During the year ended December 31, 2023, we sold two funeral homes and two cemeteries for an aggregate of $1.1 million and merged one funeral home with another business we own in a nearby market.

OUR OPERATIONS

See Part II, Item 8, Financial Statements and Supplementary Data, Note 21 for segment data related to our operations.

Funeral Home and Cemetery Operations

Funeral home and cemetery businesses provide products and services to families in three principal areas: (i) ceremony and tribute, generally in the form of a funeral or memorial service; (ii) disposition of remains, either through burial or cremation; and (iii) memorialization, generally through monuments, markers or inscriptions.

Our funeral homes offer a complete range of services to meet a family's funeral needs, including consultation, the removal and preparation of remains, the sale of caskets and related funeral merchandise, the use of funeral home facilities for visitation and memorial services and transportation services. Most of our funeral homes have a non-denominational chapel on the premises, which permits family visitation and services to take place at one location and thereby reduces transportation costs and inconvenience to the family.

Our cemeteries provide interment rights (primarily grave sites, lawn crypts, mausoleum spaces and niches), related cemetery merchandise (such as memorial markers, outer burial containers and monuments) and services (interments, inurnments and installation of cemetery merchandise).

Preneed Programs

Funeral and cemetery arrangements sold prior to death occurring are referred to as preneed contracts. We market funeral and cemetery services and products on a preneed basis at the local level. Preneed funeral or cemetery contracts enable families to establish, in advance, the type of service to be performed, the products to be used and the cost of such products and services. Preneed contracts permit families to eliminate the burden of making deathcare plans at the time of need and allow input from other family members before the death occurs. We guarantee the price and performance of the preneed contracts to the customer.

Approximately 15% of our funeral services performed are funded through preneed contracts, which are usually secured by placing the funds collected in trust for the benefit of the customer or by the purchase of a life insurance policy, the proceeds of which will pay for such services at the time of need. Insurance-funded contracts allow us to earn commission income to improve our near-term cash flow and offset a significant amount of the up-front costs associated with preneed sales. In 2023, we entered into an exclusive partnership agreement with a national insurance provider to market and sell prearranged funeral services, for which we received a $6.0 million incentive payment. The incentive payment is subject to partial claw-back if certain preneed funeral sales volumes are not met within the ten-year term of the agreement. As such, we will recognize the incentive payment in proportion to our achieved preneed funeral sales volume per the agreement at each reporting period.

Trust funded contracts typically provide cash that is invested in various securities with the expectation that returns will exceed the growth factor in the insurance contracts. The cash flow and earnings from insurance contracts are more stable, but are generally lower than traditional trust fund investments. In markets that depend on preneed sales for market share, we supplement the arrangements written by our local funeral directors with sales sourced by our own sales counselors and by third party sellers. We sold 9,111 and 10,511 preneed funeral contracts, net of cancellations, during the years ended December 31, 2022 and 2023, respectively. At December 31, 2023, we had a backlog of 104,834 preneed funeral contracts to be delivered in the future.

In addition to preneed funeral contracts, we also offer "pre-planned" funeral arrangements whereby a customer determines in advance substantially all of the details of a funeral service without any financial commitment or other obligation on the part of the client until the actual time of need. Pre-planned funeral arrangements permit a family to avoid the burden of making deathcare plans at the time of need and enable a funeral home to establish relationships with a client that may eventually lead to an atneed sale.

Personalization and pre-planning continue to be two important trends in the funeral and cemetery industry, but the national trend toward more cremations may be the most significant. While this trend is expected to continue, other factors are expected to lead to rising industry revenue, including an increase in spending on additional or unique funeral and cremation services. Shifting preferences will likely continue to lead to a considerable rise in cremations; as such, we are focused on educating and providing our cremation customers with additional services and products that are available. All of our funeral homes offer cremation products and services. While the average revenue for a cremation service is generally lower than that of an average traditional burial service, we have found that this revenue can be substantially enhanced by offering additional services and merchandise, including video tributes, flowers, burial garments and memorial items such as urns, keepsake jewelry and other items that hold a portion of the cremated remains.

Approximately 49% of our cemetery operating revenue is derived from preneed property sales. Our preneed cemetery strategy is to build family heritage in our cemeteries by selling property and interment rights prior to death through full time, highly motivated and entrepreneurial local sales teams. Our goal is to build broader and deeper teams of sales leaders and counselors in our larger and more strategically located cemeteries, including the development of standardized sales systems across our portfolio of cemeteries, in order to focus on growth of our preneed property sales. Cemetery merchandise and services are often purchased in addition to cemetery property at the time of sale. The performance of these preneed cemetery contracts is secured by placing the funds collected in trust for the benefit of the customer, the proceeds of which will pay for such services at the time of need. General consumer confidence and discretionary income may have a significant impact on our preneed sales success rate. Cemetery revenue that originated from preneed contracts represented approximately 67% and 78% of our total cemetery revenue for 2022 and 2023, respectively. At December 31, 2023, we had a backlog of 69,930 preneed cemetery contracts to be delivered in the future.

Trust Funds and Insurance Contracts

We have established a variety of trusts in connection with funeral home and cemetery operations as required under applicable state laws. Such trusts include (i) preneed funeral trusts; (ii) preneed cemetery merchandise and service trusts; and (iii) cemetery perpetual care trusts. These trusts are typically administered by independent financial institutions that we select. Investment management and advisory services are provided either by our wholly-owned registered investment advisory firm ("CSV RIA") or by independent financial advisors. As of December 31, 2023, CSV RIA provided these services to approximately 80% of our trust assets, for a fee based on the market value of trust assets. Under state trust laws, we are allowed to charge the trust a fee for advising on the investment of the trust assets and these fees are recognized as income in the period in which services are provided. The investment advisors establish an investment policy that provides guidance on asset allocation, investment requirements, investment manager selection and performance monitoring. The investment objectives are tailored to generate long-term investment returns without assuming undue risk, while ensuring the management of assets complies with applicable laws.

Preneed sales generally require deposits to a trust or purchase of a third-party insurance product. Trust fund income earned, along with the receipt and recognition of any insurance benefits, are not reflected in our revenue until the service is performed or the merchandise is delivered. Trust fund holdings and deferred revenue are reflected on our Consolidated Balance Sheet, while our insurance funded contracts are not reflected on our Consolidated Balance Sheet. In most states, we are not permitted to withdraw principal or investment income from such trusts until the service is performed. Additionally, in most states, regulations require a portion (generally 10%) of the sale amount of cemetery property and memorials to be placed in a perpetual care trust. The income from these perpetual care trusts provides funds necessary to maintain cemetery property and memorials in perpetuity.

For additional information with respect to our trusts, see Part II, Item 8, Financial Statements and Supplementary Data, Notes 8 and 9.

BUSINESS STRATEGY

Our operations and business strategy are founded on the shared values of our Guiding Principles and built upon the execution of our Standards Operating and Strategic Acquisition Models, aligned with our purpose of creating a premier experience through innovation, empowered partnership, and elevated service.

Standards Operating Model

Our Standards Operating Model is focused on growing local market share, providing personalized high-value services to our client families and guests, and operating financial metrics that drive long-term, sustainable revenue growth and improved earning power of our portfolio of businesses by employing leadership and entrepreneurial principles that fit the nature of our high-value personal service business. Standards Achievement is the measure by which we judge the success of each business and incentivize our local managers and their teams. Our Standards Operating Model is not designed to produce maximum short-term earnings because we believe such performance is unsustainable and will ultimately stress the business, which very often leads to declining market share, revenue and earnings.

Important elements of our Standards Operating Model include:

- *Balanced Operating Model* – We believe a partially decentralized structure works best in the funeral and cemetery industry and for our Company. Successful execution of our Standards Operating Model is highly dependent on strong local leadership, intelligent risk taking, entrepreneurial drive and corporate support aligned with the key drivers of a successful operation organized around three primary areas - market share, high-value services and operating financial metrics.

- *Incentives Aligned with Standards* – Empowering local managers, who we call Managing Partners, to do the right things in their operations and local communities, and providing appropriate support with operating and financial practices, will enable long-term growth and sustainable profitability. Each Managing Partner participates in a variable bonus plan whereby he or she earns a percentage of his or her respective business' earnings based upon the actual standards achieved as long as the performance exceeds our minimum standards.

- *The Right Local Leadership* – Successful execution of our operating model is highly dependent on strong local leadership, intelligent risk taking and entrepreneurial empowerment. A Managing Partner's performance is judged according to achievement of the standards for that business.

Strategic Acquisition Model

Our Standards Operating Model led to the development of our Strategic Acquisition Model, which guides our acquisition strategy. We believe that both models, when executed effectively, will drive long-term, sustainable increases in market share, revenue, earnings and cash flow. We believe a primary driver of higher revenue and profits in the future will be the execution of our Strategic Acquisition Model using strategic ranking criteria to assess acquisition candidates. As we execute this strategy over time, we expect to acquire larger, higher margin strategic businesses.

We have learned that the long-term growth or decline of a local branded funeral and cemetery business is reflected by several criteria that correlate strongly with five to ten year performance in volumes (market share), revenue and sustainable field-level earnings before interest, taxes, depreciation and amortization ("EBITDA") margins (a non-GAAP measure). We use criteria such as cultural alignment, volume and price trends, size of business, size of market, competitive standing, demographics, strength of brand and barriers to entry to evaluate the strategic position of potential acquisition candidates. Our financial valuation of an acquisition candidate is then determined through the application of an appropriate after-tax cash return on investment that exceeds our cost of capital.

Our belief in our updated purpose statement, which is creating a premier experience through innovation, empowered partnership, and elevated service, and Guiding Principles, along with the proper execution of the models that define our strategy should give us a competitive advantage in every market where we compete. We believe that we can execute on our models and strategies without proportionate incremental investment in our consolidation platform infrastructure and without additional fixed regional and corporate overhead, which should give us a competitive advantage that is evidenced by the sustained earning power of our portfolio as defined by our EBITDA margin.

COMPETITION

The funeral and cemetery industry has been, and remains, highly competitive. The largest publicly held operators, in terms of revenue, of both funeral homes and cemeteries with operations in the United States are Service Corporation International ("SCI"), Park Lawn Corporation ("Park Lawn") and Carriage. We believe these three companies collectively represent approximately 20% of funeral and cemetery revenue in the United States. Independent businesses, along with other privately-owned consolidators, represent the remaining 80% of industry revenue.

Our funeral home and cemetery operations face competition in the markets that they serve. Our primary competition in most of our markets is from local independent operators. We have observed new start-up competition in certain areas of the country, which may impact our profitability in certain markets. Market share for funeral homes and cemeteries is largely a function of reputation and heritage, although competitive pricing, professional service and attractive, well-maintained and conveniently located facilities are also important. Because of the importance of reputation and heritage, market share increases are usually gained over a long period of time. The sale of preneed funeral services and cemetery property has increasingly been used by many companies as a marketing tool to build market share.

There has been increasing competition from providers specializing in specific services, such as cremations, who offer minimal service and low-end pricing. We also face competition from companies that market products and related merchandise over the internet and non-traditional casket stores in certain markets. These competitors have been successful in capturing a portion of the low-end market and product sales.

SEASONALITY

Our business can be affected by seasonal fluctuations in the death rate, with number of deaths generally higher during the winter months due to the higher incidences of death from influenza and pneumonia as compared to other periods of the year. Seasonal fluctuations in the death rate may be further affected by epidemics and pandemics, like COVID-19, including any new or emerging public health threats. These unexpected fluctuations may not only increase death rates during the affected period, but also may subsequently decrease death rates following the affected period as a result of an acceleration of death rates. As a result, we are unable to predict or forecast the duration or variation of the current death rate with any certainty.

REGULATION

General. Our operations are subject to regulations, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services and various other aspects of our business. We believe that we comply in all material respects with the provisions of these laws, ordinances and regulations. Legislative bodies and regulatory agencies frequently propose new laws and regulations, some of which could have a material impact on our business. We cannot predict the impact of any future laws and regulations or changes to existing laws and regulations.

Federal Trade Commission. Our funeral home operations are comprehensively regulated by the Federal Trade Commission ("FTC") under Section 5 of the Federal Trade Commission Act and a trade regulation rule for the funeral industry promulgated thereunder referred to as the "Funeral Rule." The Funeral Rule defines certain acts or practices as unfair or deceptive and contains certain requirements to prevent these acts or practices. The preventive measures require a funeral provider to give consumers accurate, itemized pricing information and various other disclosures about funeral goods and services and prohibit a funeral provider from: (i) misrepresenting legal, crematory and cemetery requirements; (ii) embalming for a fee without permission; (iii) requiring the purchase of a casket for direct cremation; (iv) requiring consumers to buy certain funeral goods or services as condition for furnishing other funeral goods or services; (v) misrepresenting state and local requirements for an outer burial container; and (vi) representing that funeral goods and services have preservative and protective value. Additionally, the Funeral Rule requires the disclosure of mark-ups, commissions, additional charges and rebates related to cash advance items. On October 20, 2022, the FTC announced that it was retaining the Funeral Rule and issued an advanced notice of proposed rulemaking concerning potential amendments to the Funeral Rule. These potential amendments include, among other things, whether and how funeral providers should be required to display or attribute their price information online and through electronic means. On December 21, 2022, the FTC voted to extend the public comment period to January 17, 2023 for its advanced notice of proposed rulemaking on potential amendments to the Funeral Rule. On May 17, 2023, the FTC announced, as part of its continuing review of potential amendments to the Funeral Rule, that it would host a public workshop, held on September 7, 2023, to consider issues raised by certain consumer advocacy groups. Although the FTC's public workshop was completed, no further announcements related to the notice of proposed rulemaking on potential amendments to the Funeral Rule have been announced by the FTC. We cannot predict what changes, if any, may be made to the Funeral Rule or the impact of any such changes on our business.

State Trust Laws. We have established a variety of trusts in connection with funeral home and cemetery operations as required under applicable state laws. Such trusts include (i) preneed funeral trusts; (ii) preneed cemetery merchandise and service trusts; and (iii) cemetery perpetual care trusts. These trusts are typically administered by independent financial institutions which we select. Under state trust laws, our wholly owned registered investment advisor is allowed to charge the trust a fee for advising on the investment of the trust assets and these fees are recognized as income in the period in which services are provided. Preneed funeral sales generally require deposits to a trust or purchase of a third-party insurance product. In most states, we are not permitted to withdraw principal or investment income from such trusts until the funeral service is performed. Some states, however, allow for the retention of a percentage (generally 10%) of the receipts to offset any administrative and selling expenses. Additionally, we are generally required under applicable state laws to deposit a specified amount (which varies from state to state, generally 50% to 100% of the selling price) into a merchandise and service trust fund for preneed cemetery merchandise and services sales.

Environmental. Our operations are also subject to certain federal, regional, state and local laws and regulations relating to environmental protection, including legal requirements governing air emissions, waste management and disposal and wastewater discharges. For instance, the federal Clean Air Act and analogous state laws, which restrict the emission of pollutants from many sources, including crematories, may require us to apply for and obtain air emissions permits, install costly emissions control equipment, and conduct monitoring and reporting tasks. Also, in the course of our operations, we store and use chemicals and other regulated substances as well as generate wastes that may subject us to strict liability under the federal Resource Conservation and Recovery Act and comparable state laws, which govern the treatment, storage, and disposal of nonhazardous and hazardous wastes, and the federal Comprehensive Environmental Response, Compensation and Liability Act, a remedial statute that imposes cleanup obligations on current and past owners or operators of facilities where hazardous substance releases occurred and anyone who transported or disposed or arranged for the transportation or disposal of hazardous substances released into the environment from such sites. In addition, the Federal Water Pollution Control Act, also known as the federal Clean Water Act, and analogous state laws regulate discharges of pollutants to state and federal waters. Underground and above ground storage tanks that store chemicals and fuels for vehicle maintenance or general operations are located at certain of our facilities and any spills or releases from those facilities may cause us to incur remedial liabilities under the Clean Water Act or analogous state laws as well as potential liabilities for damages to properties or persons. Failure to comply with environmental laws and regulations could result in the assessment of sanctions, including administrative, civil, and criminal penalties, the imposition of investigatory, remedial and corrective action obligations, delays in permitting or performance of projects and the issuance of injunctions restricting or prohibiting some or all of our activities in affected areas. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure that we will not incur significant costs and liabilities as a result of such releases or spills, including any third party claims for damages to property, natural resources or persons. Also, it is possible that implementation of stricter environmental laws and regulations or more stringent enforcement of existing environmental requirements could result in additional, currently unidentifiable costs or liabilities to us, such as requirements to purchase pollution control equipment or implement operational changes or improvements. While we believe we are in compliance with existing environmental laws and regulations, we cannot assure that we will not incur substantial costs in the future.

Worker Health and Safety. We are subject to the requirements of the federal Occupational Safety and Health Act, as amended ("OSHA"), and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We believe that we are in compliance with all applicable laws and regulations relating to worker health and safety.

HUMAN CAPITAL

Our funeral homes and cemeteries are managed by entrepreneurially focused Managing Partners with extensive funeral and cemetery industry experience. They have responsibility for day-to-day operations and follow operating and financial metrics called "Standards" within our Standards Operating Model. Standards Achievement is the measure by which we judge the Managing Partner's performance and how we incentivize our Managing Partners and their teams. Additionally, we utilize short-term and long-term incentive performance programs to attract and retain talent in critical positions, ranging from sales counselors and sales managers to Houston support center leaders and employees.

As of December 31, 2023, we and our subsidiaries employed 2,602 employees, of whom 1,249 were full-time and 1,353 were part-time. All of our funeral directors and embalmers possess licenses required by applicable regulatory agencies. None of our employees are represented by unions.

AVAILABLE INFORMATION

We file annual, quarterly and other reports, and any amendments to those reports, and information with the United States Securities and Exchange Commission ("SEC"). The SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

Our website address is *www.carriageservices.com*. Available on our website under "Investors – SEC Filings," free of charge, are Carriage's annual reports on Form 10-K, quarterly reports on Form 10-Q, proxy statements, current reports on Form 8-K, insider reports on Forms 3, 4 and 5 filed on behalf of directors and officers and amendments to those reports, each as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC.

Also posted on our website, and available in print upon request, are charters for our Audit Committee, Compensation Committee and Corporate Governance Committee. Copies of the Code of Business Conduct and Ethics and the Corporate Governance Guidelines are also posted on our website under "Investors - Corporate Governance – Governance Documents." Within the time period required by the SEC and the New York Stock Exchange, we will post on our website any modifications to the charters and any waivers applicable to senior officers as defined in the applicable charters, as required by the Sarbanes-Oxley Act of 2002. Information contained on our website is not part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Risks Related to Review of Strategic Alternatives Process and a Potential Strategic Transaction

We recently announced the conclusion of our review of strategic alternatives and there can be no assurance that the announcement of the conclusion of that process will not have an adverse impact on our business.

On June 29, 2023, following an unsolicited bid, we announced our Board had initiated a process to explore potential strategic alternatives, possibly including, but not limited to, a sale, merger or other potential strategic or financial transaction, aimed at increasing stockholder value. After engaging in discussions with a number of potential counter parties as part of the process, on February 21, 2024 the Board voted to bring its review of strategic alternatives to a close and determined that continuing to execute on our strategic plan as an independent public company was in the best interest of our Company and our stockholders at this time.

Our announcement on February 21, 2024 may result in a perception that there is uncertainty about the future of our business and operations, regardless of the actual circumstances. Such perceptions may negatively affect our business, disrupt our operations and divert the attention of our Board, management, and employees, all of which could materially and adversely affect our business and operations. In addition, our stock price may experience periods of increased volatility as a result of such perceptions and speculation about the future of our business and operations.

Key Employees and Compensation

The success of our businesses is typically dependent upon one or a few key employees for success because of the localized and personal nature of our business.

Funeral home and cemetery businesses have built local heritage and tradition through successive generations, providing a foundation for ongoing business opportunities from established client family relationships and related referrals. We believe these relationships build trust in the community and are a key driver to market share. Our businesses, which tend to serve small local markets, usually have one or a few key employees that drive our relationships. Our ability to attract and retain Managing Partners, sales force and other personnel is an important factor in achieving future success. We can give no assurance that we can retain these employees or that these relationships will drive market share. Our inability to attract and maintain qualified and productive Managing Partners and sales force employees could have a material adverse effect on our financial condition, results of operations and cash flows.

Our "Good To Great" incentive program could result in significant future payments to our Managing Partners.

Our Good To Great incentive program rewards our Managing Partners for achieving an average net revenue compounded annual growth rate equal to at least 1% (the "Minimum Growth Rate") over a five year performance period (the "Performance Period") with respect to our funeral homes that they operate, which aligns our incentives with long-term value creation. Each Managing Partner that achieves the Minimum Growth Rate during the applicable Performance Period and remains continuously employed as a Managing Partner of the same business throughout the Performance Period will receive a one-time bonus, payable in a combination of cash and shares of our common stock, determined at our discretion. We believe this incentive program will result in improved field-level margins, market share and overall financial performance.

Our "Good To Great II" incentive program could result in the issuance of a significant number of shares of common stock to certain critical employees.

Our Good To Great II incentive program rewards certain employees who are not Managing Partners in alignment with the incentive programs for our Managing Partners. Specifically, the Good To Great II incentive program is tied to the future performance of the Company and requires the Company's share price to reach one of five predetermined Common Stock Price Averages (as defined by the program) through a performance period ending December 31, 2024 in order for the award to be earned by the participants of the program. While the program aligns our incentives with long-term value creation, there is a potential risk of dilution to our stockholders if we achieve the highest performance tier under the Good To Great II incentive program, which equals a Common Stock Price Average (as defined by the program) of $77.34 per share. At December 31, 2023, under such a scenario, a total of 892,045 shares of common stock would be awarded to participants under the program. We believe this incentive program will result in improved overall financial performance.

Strategic Business Execution and Performance

Improved performance in our funeral and cemetery segments is dependent upon successful execution of our Standards Operating Model.

We have implemented our Standards Operating Model to improve and better measure performance in our funeral and cemetery operations. We developed standards according to criteria, each with a different weighting, designed around market share, high-value services and operational and financial metrics. We also incentivize our Managing Partners by giving them the opportunity to earn a fixed percentage of the field-level earnings before interest, taxes, depreciation and amortization based upon the number and weighting of the standards achieved. Our expectation is that, over time, the Standards Operating Model will result in improving field-level margins, market share, customer satisfaction and overall financial performance, but there is no assurance that these goals will be met. Failure to successfully implement our Standards Operating Model in our funeral and cemetery operations could have a material adverse effect on our financial condition, results of operations and cash flows.

Our ability to execute our growth strategy is highly dependent upon our ability to successfully identify suitable acquisition candidates and negotiate transactions on favorable terms.

There is no assurance that we will be able to continue to identify acquisition candidates that meet our criteria or that we will be able to reach terms with identified candidates for transactions that are acceptable to us, and even if we do, we may not be able to successfully complete the transaction or integrate the new business into our existing business. We intend to apply standards established under our Strategic Acquisition Model to evaluate acquisition candidates, and there is no assurance that we will continue to be successful in doing so or that we will find attractive candidates that satisfy these standards. Due in part to the presence of competitors who have been in certain markets longer than we have, such acquisitions or investments may be more difficult or expensive than we anticipate.

Divestitures could negatively impact our business and retained liabilities from businesses that we sell could adversely affect our financial results.

As part of our growth strategy, we periodically review our businesses which may no longer be aligned with our strategic business plan and long-term objectives and, as a result of these reviews of our businesses, we may pursue additional divestitures. From time to time, we engage in discussions with third parties about potential divestitures of one or more of our businesses that, if fully consummated, could result in the divestiture of a material amount of assets and contribution to our results of operations that have historically contributed to our results of operations. Divestitures pose risks and challenges that could negatively impact our business, including disputes with buyers or potential impairment charges. For example, when we decide to sell a business, we may be unable to do so on our terms and within our anticipated time-frame, and even after reaching a definitive agreement to sell a business, the sale may be subject to satisfaction of pre-closing conditions, which may not be satisfied, as well as regulatory and governmental approvals, which may prevent us from completing a transaction on acceptable terms. If we do not realize the expected benefits of any divestiture transaction, our financial condition, results of operations, and cash flows could be materially adversely affected.

Competitive Marketplace

The funeral and cemetery industry is competitive.

The funeral and cemetery industry is characterized by a large number of locally-owned, independent operations in the United States and a large number of operations owned by publicly and privately-held funeral home and cemetery consolidators. To compete successfully, our funeral service locations and cemeteries must maintain good reputations and high professional standards, as well as offer attractive products and services at competitive prices. In addition, we must market ourselves in such a manner as to distinguish us from our competitors. We have historically experienced price competition from independent and publicly held funeral service and cemetery operators, monument dealers, casket retailers, low-cost providers, and other nontraditional providers of merchandise and services. If we are unable to successfully compete, our financial condition, results of operations, and cash flows could be materially adversely affected.

Marketing and sales activities by existing and new competitors could cause us to lose market share and lead to lower revenue and margins.

We face competition in all of our markets. Most of our competitors are independently owned, and some are relatively recent market entrants. Some of the recent entrants are individuals who were formerly employed by us or by our competitors and have relationships and name recognition within our markets. As a group, independent competitors tend to be aggressive in distinguishing themselves by their independent ownership, and they promote their independence through television, radio and print advertising, direct mailings and personal contact. Increasing pressures from new market entrants and continued advertising and marketing by competitors in local markets could cause us to lose market share and revenue. The types of services and the prices offered for such services by our competitors may attract customers, causing us to lose market share and revenue as well as to incur costs in response to competition to vary the types or mix of products or services offered by us.

Price competition could also reduce our market share or cause us to reduce prices to retain or recapture market share, either of which could reduce revenue and margins.

We have historically experienced price competition primarily from independent funeral home and cemetery operators, and from monument dealers, casket retailers, low-cost providers and other non-traditional providers of services or products. New market entrants tend to attempt to build market share by offering lower cost alternatives. In the past, this price competition has resulted in our losing market share in some markets. In other markets, we have had to reduce prices or offer discounts thereby reducing profit margins in order to retain or recapture market share. Increased price competition in the future could further reduce revenue, profits and our preneed backlog.

Change in Preneed Sales

Our ability to generate preneed sales depends on a number of factors, including sales incentives and local and general economic conditions.

Significant declines in preneed sales would reduce our backlog and future revenue and could reduce our future market share. On the other hand, a significant increase in preneed sales can have a negative impact on cash flow as a result of commissions and other costs incurred initially without corresponding revenue.

As we have localized our preneed sales strategies, we are continuing to refine the mix of service and product offerings in both our funeral and cemetery segments, including changes in our sales commission and incentive structure. These changes could cause us to experience declines in preneed sales in the near term. In addition, economic conditions at the local or national level could cause declines in preneed sales either as a result of less discretionary income or lower consumer confidence.

Declines in preneed cemetery property sales reduces current revenue, and declines in other preneed sales would reduce our backlog and future revenue and could reduce future market share.

Increased preneed sales could have a negative impact on our cash flows.

Preneed sales of funeral and cemetery products and services generally have an initial negative impact on our cash flows, as we are required in certain states to deposit a portion of the sales proceeds into trusts or escrow accounts and often incur other expenses at the time of sale. Furthermore, many preneed purchases are paid for in installments over a period of several years, further limiting our cash flows at the time of sale. Because preneed sales generally provide positive cash flows over the long term, we market the sale of such contracts at the local level. If our efforts to increase such sales are successful, however, our current cash flows could be materially and adversely affected, in the near term.

Trust Fund and Life Insurance Contracts

Our funeral and cemetery trust funds own investments in equity securities, fixed income securities, and mutual funds, which are affected by market conditions that are beyond our control.

In connection with our backlog of preneed funeral and preneed cemetery merchandise and service contracts, funeral and cemetery trust funds own investments in equity securities, fixed income securities and mutual funds. Our returns on these investments are affected by financial market conditions that are beyond our control.

The following table summarizes our investment returns (realized and unrealized), excluding certain fees, on our trust funds for the years ended December 31, 2021, 2022 and 2023:

	2021	2022	2023
Preneed funeral trust funds	16.0 %	1.0 %	17.3 %
Preneed cemetery trust funds	19.3 %	0.7 %	19.1 %
Perpetual care trust funds	19.1 %	(0.2)%	20.2 %

Generally, earnings or gains and losses on our preneed funeral and cemetery trust investments are recognized, and we withdraw cash, when the underlying service is performed, merchandise is delivered, or upon contract cancellation. Our cemetery perpetual care trusts recognize earnings, and in certain states, capital gains and losses, and we withdraw cash when we incur qualifying cemetery maintenance costs. If the investments in our trust funds experience significant, recurring and sustained declines in subsequent years, there could be insufficient funds in the trusts to cover the costs of delivering services and merchandise or maintaining cemeteries in the future. We may be required to cover any such shortfall with cash flows from operations or other sources of cash, which could have a material adverse effect on our financial condition, results of operations or cash flows. For more information related to our trust investments, see Part II, Item 8, Financial Statements and Supplementary Data, Note 8.

If the fair market value of these trusts, plus any other amount due to us upon delivery of the associated contracts, were to decline below the estimated costs to deliver the underlying products and services at maturity, we would record a charge to earnings for the expected losses on the delivery of the associated contracts. For additional information, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Estimates.

Earnings from and principal of trust funds could be reduced by changes in financial markets and the mix of securities owned.

Earnings and investment gains and losses on trust funds are affected by financial market conditions and the specific fixed-income and equity securities that we choose to maintain in the funds. We may not choose the optimal mix for any particular market condition. Declines in earnings from perpetual care trust funds would cause a decline in current revenue, while declines in earnings from other trust funds could cause a decline in future cash flows and revenue.

We may be required to replenish our funeral and cemetery trust funds in order to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.

Some states have laws that either require replenishment of investment losses under certain circumstances or impose various restrictions on withdrawals of future earnings when trust fund values drop below certain prescribed amounts. In the event of realized losses or market declines, we may be required to deposit portions or all of these amounts into the respective trusts in some future period.

Increasing death benefits related to preneed funeral contracts funded through life insurance contracts may not cover future increases in the cost of providing a price-guaranteed funeral service.

We sell price-guaranteed preneed funeral contracts through various programs providing for future funeral services at prices prevailing when the agreements are signed. For preneed funeral contracts funded through life insurance contracts, we receive in cash a general agency commission from the third-party insurance company. Additionally, there is an increasing death benefit associated with the contract that may vary over the contract life. There is no guarantee that the increasing death benefit will cover future increases in the cost of providing a price-guaranteed funeral service, and any such excess cost could be materially adverse to our future cash flows, revenue, and operating margins.

The financial condition of third-party insurance companies that fund our preneed funeral contracts may impact our future revenue.

Where permitted by state law, our customers may arrange their preneed funeral contract by purchasing a life insurance policy from third-party insurance companies. The customer/policy holder assigns the policy benefits to our funeral home to pay for the preneed funeral contract at the time of need. If the financial condition of the third-party insurance companies were to deteriorate materially because of market conditions or otherwise, there could be an adverse effect on our ability to collect all or part of the proceeds of the life insurance policy, including the annual increase in the death benefit, when we fulfill the preneed contract at the time of need. Failure to collect such proceeds could have a material adverse effect on our financial condition, results of operations, or cash flows.

Tax Changes

Changes in taxation, or the interpretations of tax laws or regulations, as well as the inherent difficulty in quantifying potential tax effects of business decisions could have a material adverse effect on the results of our operations, financial condition, or cash flows.

We make judgments regarding the utilization of existing income tax credits and the potential tax effects of various financial transactions and results of operations to estimate our obligations to taxing authorities. We are also subject to regular reviews, examinations, and audits by the Internal Revenue Service ("IRS") and other taxing authorities with respect to our taxes. Uncertain tax positions may arise where tax laws or regulations may allow for alternative interpretations, where the timing of recognition of income is subject to judgement, or where the IRS or other taxing authorities issue subsequent guidance or take positions on audits that differ from our interpretations and assumptions. Our tax obligations include, for example, income, franchise, real estate, sales and use, and employment-related taxes and the judgments we make include reserves for potential adverse outcomes regarding our tax positions. Although we believe we have accurately estimated our tax obligations, uncertainty of interpretation by various tax authorities and the possibility that there are issues that have not been recognized by management could each result in additional tax obligations. For example, if a taxing authority disagrees with the positions we have taken, we could face additional tax liability, including interest and penalties. We believe that our tax obligations reflect the anticipated outcome of known uncertain tax positions in conformity with ASC Topic 740 Income Taxes. In addition, our effective tax rate could be adversely affected by changes in the mix of earnings in states with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations, or changes in our interpretations of tax laws. Changes in federal, state, or local tax laws, adverse tax audit results, or adverse tax rulings on positions taken could have a material adverse effect on the results of our operations, financial condition, or cash flows.

New or revised tax laws or regulations could have a material effect on our financial statements

New tax laws or regulations could be enacted at any time, and existing tax laws or regulations could be interpreted, amended, or applied in a manner that has a material effect on us, which could materially impact our business and financial condition.

For example, on August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law which includes a tax and spending package that introduced several tax-related provisions, including a 15% corporate alternative minimum tax ("CAMT") on corporations that have an average of $1 billion adjusted financial statement income over a consecutive three-year period and a 1% excise tax on certain corporate stock repurchases. The impact of these provisions became effective for our Company beginning on January 1, 2023. We have reviewed and assessed the provisions of the IRA, and we do not currently believe that the IRA will have a material impact on our business, operating results, and financial condition. We will continue to evaluate the impact of the IRA, along with any other new or revised tax laws or regulations, as such information becomes available.

Litigation and Claims

Unfavorable results of litigation could have a material adverse impact on our financial statements.

We are subject to a variety of claims and lawsuits in the ordinary course of our business. Adverse outcomes in potential litigation related to our business may result in significant monetary damages or injunctive relief against us, as litigation and other claims are subject to inherent uncertainties. Any such adverse outcomes that may arise in the future, could have a material adverse impact on our financial position, results of operations, and cash flows.

RISKS RELATED TO THE FUNERAL AND CEMETERY INDUSTRY

Changes in Death Rates and Consumer Preferences

Declines in the number of deaths in our markets can cause a decrease in revenue. Changes in the number of deaths are not predictable from market to market or over the short term.

Declines in the number of deaths could cause atneed sales of funeral and cemetery services, property and merchandise to decline, which could decrease revenue. Although the United States Bureau of the Census estimates that the number of deaths in the United States will increase in the future, longer life spans could reduce the rate of deaths. In addition, changes in the number of deaths can vary among local markets and from quarter to quarter, and variations in the number of deaths in our markets or from quarter to quarter are not predictable. For example, our business can be affected by seasonal fluctuations in the death rate, with number of deaths generally higher during the winter months due to the higher incidences of death from influenza and pneumonia as compared to other periods of the year. Seasonal fluctuations in the death rate may be further affected by epidemics and pandemics, like COVID-19, including any new or emerging public health threats. These unexpected fluctuations may not only increase death rates during the affected period, like we saw with the recent COVID-19 pandemic, but also may subsequently decrease death rates following the affected period as a result of an acceleration of death rates. As a result, we are unable to predict or forecast the duration or variation of the current death rate with any certainty, including the potential impact of epidemics and pandemics on the death rate, including any new or emerging public health threats. Any future variations of the death rate may cause our revenue to fluctuate and our results of operations to lack predictability.

The increasing number of cremations in the United States could cause revenue to decline because we could lose market share to firms specializing in cremations and because our average revenue for cremations is lower than that for traditional burials.

Our traditional cemetery and funeral service operations face competition from the increasing number of cremations in the United States. Industry studies indicate that the percentage of cremations has increased every year and this trend is expected to continue into the future. The trend toward cremation could cause cemeteries and traditional funeral homes to lose market share and revenue to firms specializing in cremations. Additionally, our average revenue for cremations is lower than that for traditional burials. If we are unable to continue to expand our cremation memorialization products and services, and cremations remain or increase as a significant percentage of our services, our financial condition, results of operations, and cash flows could be materially adversely affected.

If we are not able to respond effectively to changing consumer preferences, our market share, revenue and profitability could decrease.

Future market share, revenue and profits will depend in part on our ability to anticipate, identify and respond to changing consumer preferences. In past years, we have implemented new product and service strategies based on results of customer surveys that we conduct on a continuous basis. However, we may not correctly anticipate or identify trends in consumer preferences, or we may identify them later than our competitors. In addition, any strategies we may implement to address these trends may prove incorrect or ineffective.

Because the funeral and cemetery businesses are high fixed-cost businesses, changes in revenue can have a disproportionately large effect on cash flow and profits.

Funeral home and cemetery businesses incur the costs of operating and maintaining facilities, land and equipment regardless of the level of sales in any given period. For example, we must pay salaries, utilities, property taxes and maintenance costs on funeral homes and maintain the grounds of cemeteries regardless of the number of funeral services or interments performed. Because we cannot decrease these costs significantly or rapidly when we experience declines in sales, those declines can cause margins, profits and cash flow to decrease at a greater rate than the decline in revenue.

Regulatory Changes

Changes or increases in, or failure to comply with, regulations applicable to our business could increase costs or decrease cash flows.

The funeral and cemetery industry is subject to extensive and evolving regulation and licensing requirements under federal, state and local laws. For example, the funeral industry is regulated by the FTC, which requires funeral homes to take actions designed to protect consumers. State laws impose licensing requirements and regulate preneed sales. As such, we are subject to state trust fund and preneed sales practice audits, which could result in audit adjustments as a result of non-compliance. In addition, we may assume the liability for any audit adjustments for our acquired businesses for periods under audit that were prior to our ownership of the business depending upon the obligations outlined in the agreement. These audit adjustments could have a material adverse impact on our financial condition, results of operations and cash flows.

Embalming and cremation facilities are subject to stringent environmental and health regulations. Compliance with these regulations is burdensome, and we are always at risk of not complying with the regulations or facing costly and burdensome investigations from regulatory authorities.

In addition, from time to time, governments and agencies propose to amend or add regulations, which could increase costs or decrease cash flows. Several states and regulatory agencies have considered or are considering regulations that could require more liberal refund and cancellation policies for preneed sales of products and services, limit or eliminate our ability to use surety bonding, increase trust requirements and/or prohibit the common ownership of funeral homes and cemeteries in the same market. If adopted by the regulatory authorities of the jurisdictions in which we operate, these and other possible proposals could have a material adverse effect on us, our financial condition, our results of operations and our future prospects. For additional information regarding the regulation of the funeral and cemetery industry, see Part I, Item 1, Business, Regulation.

We are subject to environmental and worker health and safety laws and regulations that may expose us to significant costs and liabilities.

Our cemetery and funeral home operations are subject to certain federal, regional, state and local laws and regulations governing worker health and safety aspects of the operations, the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may restrict or impact our business in many ways, including requiring the acquisition of a permit before conducting regulated activities, restricting the types, quantities and concentration of substances that can be released into the environment, applying specific health and safety criteria addressing worker protection, and imposing substantial liabilities for any pollution resulting from our operations. We may be required to make significant capital and operating expenditures to comply with these laws and regulations and any failure to comply may result in the assessment of sanctions, including administrative, civil and criminal penalties, imposition of investigatory, remedial or corrective action obligations, delays in permitting or performance of projects and the issuance of injunctions restricting or prohibiting our activities. Failure to appropriately transport and dispose of generated wastes, used chemicals or other regulated substances, or any spills or other unauthorized releases of regulated substances in the course of our operations could expose us to material losses, expenditures and liabilities under applicable environmental laws and regulations, and result in neighboring landowners and other third parties filing claims for personal injury, property damage and natural resource damage allegedly caused by such non-compliant activities or spills or releases. Certain of these laws may impose strict, joint and several liabilities upon us for the remediation of contaminated property resulting from our or a predecessor owner's or operator's operations. We may not be able to recover some or any of these costs from insurance or contractual indemnifications. Moreover, changes in environmental laws, regulations and enforcement policies occur frequently, and any changes that result in more stringent or costly emissions control or waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our results of operations, competitive position or financial condition.

RISKS RELATED TO OUR CREDIT FACILITY AND FINANCIAL ACTIVITIES

Credit Facility and Debt Obligations

Covenant restrictions in our debt instruments may limit our flexibility to operate and grow our business, and if we are not able to comply with such covenants, our lenders could accelerate our indebtedness, proceed against certain collateral or exercise other remedies, which could have a material adverse effect on us.

The covenants in our Credit Facility and the Indenture governing our Senior Notes contain a number of provisions that impose operating and financial restrictions which, subject to certain exceptions, limit our ability and the ability of our subsidiaries to, among other things: incur additional indebtedness (including guarantees); pay dividends or make distributions or redeem or repurchase our common stock; make investments; grant liens on assets; make capital expenditures; enter into transactions with affiliates; enter into sale-leaseback transactions; sell or dispose assets; and acquire the assets of, or merge or consolidate with, other companies.

We are required to comply with certain financial covenants in our Credit Facility. Complying with these financial covenants and other restrictive covenants, as well as those that may be contained in any future debt agreements, may limit our ability to finance our future operations or working capital needs or to take advantage of future business opportunities. Our ability to comply with these covenants will depend on our future performance, which may be affected by events beyond our control. Our failure to comply with any of these covenants or restrictions could result in a default under any future debt instrument, which could lead to an acceleration of the debt under that instrument and, in some cases, the acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions, each of which could have a material adverse effect on us. In the case of an event of default, or in the event of a cross-default or cross-acceleration, we may not have sufficient funds available to make the required payments under our debt instruments. If we are unable to repay amounts owed under the terms of our Credit Facility, the lenders thereunder may choose to exercise their remedies in respect of the collateral, including a foreclosure of their lien which results in a sale of certain of our funeral assets to satisfy our obligations under the Credit Facility.

Pursuant to the terms of our Credit Facility, we must comply with, amongst other things, a maximum Total Leverage Ratio covenant that is measured quarterly. If we are unable to comply with the maximum Total Leverage Ratio, we will be in immediate default under the Credit Facility. For example, although we have not currently experienced any material negative impacts to our liquidity position, access to capital, or cash flows as a result of our operations or from any macroeconomic conditions, any material difference from our projected future operational and financial performance may have a future impact on our business that could result in our inability to comply with this Total Leverage Ratio covenant and other covenants in our Credit Facility. There can be no assurance that the lenders will agree to amend the Credit Facility in the future to adjust or eliminate this covenant or whether the lenders may agree to waive any non-compliance with this financial covenant or any other covenant in the future.

Moreover, if we do not maintain compliance with our continuing obligations or any covenants, terms and conditions of the Credit Facility, we could be in default and required to repay outstanding borrowings on an accelerated basis, which could subject us to decreased liquidity and other negative impacts on our business, results of operations and financial condition. It may be difficult for us to find an alternative lending source under these circumstances. Without access to borrowings under the Credit Facility, our liquidity would be adversely affected and we would lack sufficient working capital to operate our business as presently conducted. Any disruption in access to credit could force us to take measures to conserve cash and take steps to raise additional funds, which could have negative impacts on our business, results of operations, financial condition and for our stockholders. For example, if we raised additional funds through issuing additional equity securities, our stockholders may experience significant dilution and the price of our common stock may decline.

Our level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt obligations.

Our indebtedness requires significant interest and principal payments. As of December 31, 2023, we had $585.1 million of total debt (excluding debt issuance costs, debt discounts and lease obligations), consisting of $6.0 million of acquisition debt (consisting of deferred purchase price and promissory notes payable to sellers of businesses and real estate we purchased), $400.0 million of our Senior Notes and $179.1 million of outstanding borrowings under our Credit Facility, with $68.3 million of availability under our Credit Facility after giving effect to $2.6 million of outstanding letters of credit.

Our and our subsidiaries' level of indebtedness could have important consequences to us, including:

- continuing to require us and certain of our subsidiaries to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the funds available for operations and any future business opportunities;
- limiting flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;
- placing us at a competitive disadvantage compared to our competitors that have less indebtedness;
- increasing our vulnerability to adverse general economic or industry conditions;
- making us and our subsidiaries more vulnerable to increases in interest rates, as borrowings under our Credit Facility are at variable rates; and
- limiting our ability to obtain additional financing to fund working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing.

Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be forced to take certain actions, including reducing spending on day-to-day operations, reducing future financing for working capital, capital expenditures and general corporate purposes, selling assets, dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness or issuing equity, each of which may lead to negative impacts on our business, results of operations, financial condition and for our stockholders. In addition, our ability to withstand competitive pressures and to react to changes in our industry could be impaired. The lenders who hold our debt could also accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt, including the notes.

Additionally, our leverage could put us at a competitive disadvantage compared to our competitors that are less leveraged. These competitors could have greater financial flexibility to pursue strategic acquisitions and secure additional financing for their operations. Our leverage could also impede our ability to withstand downturns in our industry or the economy in general.

Despite our current levels of indebtedness, we may still incur additional indebtedness. This could further exacerbate the risks associated with our indebtedness.

We may incur additional indebtedness in the future. The terms of our Credit Facility and the Indenture governing our Senior Notes will limit, but not prohibit, us from incurring additional indebtedness. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us or our subsidiaries from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt agreements. To the extent new debt is added to our current debt levels, the leverage risks associated with our indebtedness would increase.

GENERAL RISKS

Economic Conditions and Natural Disasters

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure or by reducing the amount of discretionary income consumers have available to spend on our services. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. As a result of inflation, we have already experienced cost increases and surcharges from our vendors and suppliers on merchandise and goods and may continue to experience additional cost increases in the future, which could be of greater magnitude than those experienced to date. In addition, the impacts of inflation are also felt by consumers who face rising prices for a variety of goods and services, which could reduce the amount of discretionary spending that would otherwise be available to our client families and potential client families to spend on our services. Although we may take measures to mitigate the effects of inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults, or non-performance by financial institutions, could adversely affect our business, financial condition, or results of operations.

We currently maintain cash balances in accounts at U.S. financial institutions that we believe are high quality. These accounts, held by us and our affiliated companies, are in non-interest-bearing and interest-bearing operating accounts and may, from time to time, exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, our third-party vendors and counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems, which could adversely affect our business, financial condition, results of operations and liquidity.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our respective current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we, have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire future financing or access to capital on acceptable terms or at all. As availability under our Credit Facility and/or the ability to access capital has historically been, and is expected to continue to be, one of our primary sources of liquidity, any adverse impacts on our ability to access such credit and liquidity sources as a result of adverse developments affecting the financial services industry could adversely affect our business, financial condition, results of operations.

Unfavorable economic conditions, including those resulting from health and safety concerns, could adversely affect our business, financial condition or results of operations.

Our business and operational results could be adversely affected by general conditions in the U.S. economy, including conditions that are outside of our control, such as the impact of health and safety concerns from epidemics and pandemics. For example, the initial U.S. and global economic and financial conditions related to the COVID-19 pandemic resulted in extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn from a pandemic or epidemic, including any new or emerging public health threats and the related adverse economic and health consequences, could result in a variety of risks to our business, financial condition or results from operations, including weakened demand from our client families, decreased preneed sales, increased preneed installment contract defaults, increased cremation rates, reduced access to capital and credit markets or delays in obtaining client family payments. A weak or declining economy could also strain our supply partners. Additionally, our business relies heavily on our employees, including key employees due to the localized and personal nature of our business, and adverse events such as health-related concerns, the inability to travel and other matters affecting the general work environment could harm our business. In the event of a major disruption caused by the outbreak of pandemic diseases, or any new or emerging public health threats, we may lose the services of a number of our key employees or experience system interruptions, which could lead to impacts to our regular business operations, inefficiencies and reputational harm. Due to the uncertainty around the ultimate impacts of any epidemic or pandemic, including any new or emerging public health threats, to our business and operations, any related impact on our business and operational results cannot be reasonably estimated at this time. Any of the foregoing could harm our business and we cannot anticipate all the ways in which future epidemics and pandemics, including any new or emerging public health threats, would affect financial market conditions that could adversely impact our business.

Economic, financial and stock market fluctuations could affect future potential earnings and cash flows and could result in future goodwill, intangible assets and long-lived asset impairments.

In addition to an annual review, we assess the impairment of goodwill, intangible assets and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, a significant decline in the market value of our stock or debt values, significant under-performance relative to historical or projected future operating results, and significant negative industry or economic trends. If these factors occur, we may have a triggering event, which could result in an impairment of our goodwill, intangible assets and other long-lived assets.

Based on the results of our annual goodwill and intangible assets impairment test we performed as of August 31, 2023 and our annual review of long-lived assets and leases at December 31, 2023, we determined that there were factors that would indicate the need to perform an additional quantitative impairment test for tradenames for certain funeral home businesses. As a result of this additional quantitative impairment test, we recorded an impairment to the tradenames for two of our funeral homes of $0.2 million, as the carrying amount of these tradenames exceeded the fair value. We concluded that there were no impairments of our goodwill or other long-lived assets and leases.

Significant weather events, natural disasters, or catastrophic events could adversely affect our business, financial condition or results of operations.

Over forty percent of the businesses we operate are located in California, Texas and Florida, areas where natural disasters are more prevalent, including, for example, hurricanes, wild fires, flooding, earthquakes, tornadoes and droughts. Significant weather events, natural disasters or catastrophic events in these states or other key areas where our operations are concentrated could disrupt our business through injury to our employees or client families, physical damage, closure or destruction of one or more of our locations, data centers or office facilities, or disrupt the delivery of goods or services by one or more of our vendors, any or all of which could adversely impact our operations or increase our costs, which would adversely affect our financial results.

Information Technology and Internal Controls

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents could harm our ability to operate our business effectively.

In the ordinary course of our business, we receive certain personal information, in both physical and electronic formats, about our customers, their loved ones, our employees, and our vendors. We maintain security measures and data backup systems to protect, store, and prevent unauthorized access to such information, which we are continually assessing and updating, as necessary. For example, following our previously disclosed ransomware attack to our information technology system in January 2021, we have since implemented additional and enhanced security measures to our overall cyber-security posture to mitigate, to the extent possible, future cyberattacks and other similar threats. These measures include, for example, the addition of an advanced security operations center providing proactive threat protection, cloud-based firewall protection across all locations and endpoint protection. While we determined, based on our assessment of the information known to us, that the January 2021 ransomware incident did not have, nor do we expect it will have, a material impact on our business, operations or financial results, if we fail to protect our own information from any future breaches in data security, we could experience significant costs and expenses as well as damage to our reputation. Moreover, it is possible that computer hackers and others (through increasingly sophisticated cyberattacks or by other means) might circumvent our security measures in the future and obtain the personal information of customers, their loved ones, our employees or our vendors.

In addition, we maintain insurance coverage for various cybersecurity risks, which covered substantially all of the costs associated with our January 2021 ransomware attack, but it is possible that such insurance coverage may not fully insure all future costs or losses associated with other cybersecurity incidents. As the sophistication and frequency of attacks increase, our information technology security costs, including cybersecurity insurance, which are significant, may rise.

Additionally, legislation relating to cybersecurity threats could impose additional requirements on our operations. Various state governments, notably California, New York, Nevada and Virginia, have enacted or enhanced data privacy regulations, and other state governments are considering establishing similar or stronger protections. These regulations impose certain obligations for securing, and potentially removing, specified personal information in our systems, and for apprising individuals of the information we have collected about them. We have incurred costs in an effort to comply with these data privacy risks and requirements, and our costs may increase significantly as risks become increasingly complex or if new or changing requirements are enacted, and based on how individuals exercise their rights. For example, in November 2020, California voters approved Proposition 24 (Consumer Personal Information Law and Agency Initiative), which went into effect as of January 1, 2023 and has increased the data privacy requirements for our business. Despite our efforts, any noncompliance could result in our incurring substantial penalties and reputational damage.

Our ability to manage and maintain our internal reports effectively and integration of new business acquisitions depends significantly on our enterprise resource planning system and other information systems. Some of our information technology systems may experience interruptions, delays or cessations of service or produce errors in connection with ongoing systems implementation work. The failure of our systems to operate effectively or to integrate with other systems, or a breach in security or other unauthorized access of these systems, may also result in reduced efficiency of our operations and could require significant capital investments to remediate any such failure, problem or breach and to comply with applicable regulations, all of which could adversely affect our business, financial condition and results of operations.

Failure to maintain effective internal control over financial reporting could adversely affect our results of operations, investor confidence, and our stock price.

The accuracy of our financial reporting depends on the effectiveness of our internal control over financial reporting. Internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements and may not prevent or detect misstatements because of its inherent limitations. If we do not maintain effective internal control over financial reporting or implement controls sufficient to provide reasonable assurance with respect to the preparation and fair presentation of our financial statements, we could be unable to file accurate financial reports on a timely basis, and our results of operations, investor confidence, and stock price could be materially adversely affected.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY

RISK MANAGEMENT AND STRATEGY

The Company's cybersecurity program is designed to secure the continuity of operations and protect the privacy of company, employee and customer data. Our approach to managing cybersecurity risk and safeguarding information across our organization embeds data protection and cybersecurity risk management throughout our enterprise and daily operations. Our team maintains processes for identifying, assessing and managing material risks, including such risks from cybersecurity threats, and such processes are integrated into our overall risk management approach. Our team regularly reviews significant risks to our Company, including significant cybersecurity risks and the potential for future cybersecurity incidences. Through these reviews, we discuss the identified risks, describe the likelihood of occurrence and assess its potential impact, including the materiality thereof. As part of this exercise, mitigating measures are planned and implemented into action as necessary. As an additional feature of our cybersecurity risk management process, we have engaged an external third-party service provider to support our cybersecurity team, continuously monitoring and identifying potential threats with the ability to take immediate mitigation actions when required. In addition to these services we conduct periodic network penetration tests conducted by an independent third party.

We undertake to align our cybersecurity approach, which encompasses both enterprise security and operational security, along with the standards of the National Institute of Standards and Technology Cybersecurity Framework. We maintain continuous cyber threat-detection systems and have established an incident response plan, which contains playbooks for addressing and recovering from potential material cyberattacks and breaches of data security. We also have controls in place to ensure any third-party access to our internal systems adhere to internal cybersecurity safeguards, as well as firewalling any access from such third-parties, including service providers, through a secure virtualization layer. In addition to security measures for third-party service providers, we require periodic training covering cybersecurity and information management and conduct regular cybersecurity awareness campaigns.

Except with respect to our previously disclosed ransomware attack to our information technology system in January 2021, which we determined, based on our assessment of the information known to us, did not have, nor do we expect it will have, a material impact on our business, operations or financial results, we are not aware of any cybersecurity incident that has had or is reasonably likely to have a material impact on our business operations. Given the rapid evolution of cyber-related attack techniques, cybersecurity risks associated with our information technology systems and the systems of our vendors continue to grow. Notwithstanding our cybersecurity management processes, a future cybersecurity incident could have a material adverse effect on our business or on our financial position, results of operations or cash flows. See "Item 1A. Risk Factors - General Risks – Information Technology and Internal Controls - We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents could harm our ability to operate our business effectively."

GOVERNANCE

We involve multiple levels of oversight as a part of our approach to cybersecurity risk management. Our Board oversees and regularly reviews risks to our Company, including cybersecurity, along with related policies and procedures. These reviews include updates from our management team and periodic executive sessions with our Chief Information Officer ("CIO") covering cybersecurity matters, such as developments to our program, key risk indicators, emerging risks, and identified incidents.

In addition, our CIO, who has more than 25 years of industry experience and over 10 years of experience with the development, training and controls of effective enterprise cybersecurity programs, oversees the implementation and compliance of our cybersecurity program and mitigation of information security related risks. Such oversight includes: (i) reviewing our enterprise risk register; (ii) maintaining adequate processes to manage the identified risks under our cybersecurity program; (iii) regularly analyzing logs of cybersecurity threats and vulnerabilities; and (iv) overseeing prevention, detection, mitigation and remediation efforts in general, including the development and maintenance of the above-mentioned incident response plan. Additionally, we maintain an experienced information technology team at the employee level that supports our CIO in implementing our cybersecurity program and internal reporting, security and mitigation functions.

ITEM 2. PROPERTIES.

At December 31, 2023, we operated 171 funeral homes in 26 states and 32 cemeteries in 11 states. We own the real estate and buildings for 150 of our funeral homes and lease 21 facilities. We own 31 cemeteries and operate one cemetery under a long-term contract with a municipality, which we refer to as a managed property. We operate 20 funeral homes in combination with cemeteries as these locations are physically located on the same property or in very close proximity and are under the same leadership.

The 32 cemeteries that we operate have developed cemetery property of approximately 143,000 and 162,000 units available-for-sale at December 31, 2022 and 2023, respectively. In addition, we own approximately 500 acres that are available for future development or sale. We anticipate having a sufficient inventory of lots to maintain our property sales for the foreseeable future.

Our support center is located in Houston, Texas, where we lease approximately 48,000 square feet of office space.

The following table sets forth certain information as of December 31, 2023, regarding our properties used by the funeral home segment and by the cemetery segment identified by state:

State	Number of Funeral Homes		Number of Cemeteries	
	Owned	Leased[1]	Owned	Managed
California	23	5	7	—
Connecticut	7	2	—	—
Florida	11	5	5	—
Georgia	3	—	—	—
Idaho	4	1	3	—
Illinois	2	—	1	—
Kansas	2	—	—	—
Kentucky	6	1	—	—
Louisiana	3	1	1	—
Massachusetts	7	—	—	—
Michigan	2	—	—	—
Montana	2	1	1	—
Nevada	2	—	2	1
New Jersey	1	1	—	—
New Mexico	1	—	—	—
New York	10	1	—	—
North Carolina	11	1	2	—
Ohio	5	—	—	—
Oklahoma	5	—	2	—
Pennsylvania	2	—	—	—
Rhode Island	4	—	—	—
Tennessee	4	—	—	—
Texas	22	1	6	—
Virginia	8	1	1	—
Washington	2	—	—	—
Wisconsin	1	—	—	—
Total	150	21	31	1

[1] The leases, with respect to these funeral homes, generally have remaining terms ranging from one to twenty years, and generally, we have the right to renew past the initial terms and have a right of first refusal on any proposed sale of the property where these funeral homes are located.

The following table sets forth the number of funeral homes and cemeteries owned and operated by us for the periods presented:

	Years Ended December 31,		
	2021	**2022**	**2023**
Funeral homes at beginning of period	178	170	171
Acquisitions	—	6	3
Divestitures	(2)	(4)	(2)
Mergers of funeral homes	(6)	(1)	(1)
Funeral homes at end of period	170	171	171
Cemeteries at beginning of period	32	31	32
Acquisitions	—	1	2
Divestitures	(1)	—	(2)
Cemeteries at end of period	31	32	32

ITEM 3.   LEGAL PROCEEDINGS.

For more information regarding legal proceedings see Part II, Item 8, Financial Statements and Supplementary Data, Note 16.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

MARKET INFORMATION

Our common stock is traded on the New York Stock Exchange under the symbol "CSV." At February 23, 2024, there were 15,141,435 shares of our common stock outstanding. The shares of common stock outstanding are held by approximately 300 stockholders of record. Each share is entitled to one vote on matters requiring the vote of stockholders. We believe there are approximately 8,100 beneficial owners of our common stock.

RECENT SALES OF UNREGISTERED SECURITIES

During the year ended December 31, 2023, we did not have any sales of securities in transactions that were not registered under the Securities Act of 1933 (as amended, the "Securities Act") that have not been reported in a Form 8-K or Form 10-Q.

DIVIDENDS

While we intend to pay regular quarterly cash dividends for the foreseeable future, covenant restrictions under our Credit Facility and the Indenture governing our Senior Notes may limit our ability to pay dividends in the future.

EQUITY PLANS

For information regarding securities authorized for issuance under our equity compensation plans, see Part III, Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

Subject to market conditions, normal trading restrictions and satisfying certain financial covenants in our Credit Facility, and in the Indenture governing our Senior Notes, we may make purchases in the open market or through privately negotiated transactions under our Board authorized share repurchase program, in accordance with Rule 10b-18 of the Securities Exchange Act, as amended (the "Exchange Act").

On February 23, 2022, our Board authorized an increase in our share repurchase program to permit us to purchase up to an additional $75.0 million under our share repurchase program, in addition to amounts previously authorized and outstanding in accordance with Rule 10b-18 of the Securities Exchange Act, which totaled up to $265.0 million in share repurchase authorizations.

Share repurchase activity is as follows (dollar value of shares repurchased in thousands):

	Years Ended December 31,		
	2021	**2022**	**2023**
Number of Shares Repurchased[1]	2,906,983	695,496	—
Average Price Paid Per Share	$ 49.01	$ 49.22	$ —
Dollar Value of Shares Repurchased[1]	$ 142,469	$ 34,234	$ —

(1) These amounts may differ from the repurchases of common stock amounts in the consolidated statements of cash flows due to unsettled share repurchases at the end of a period. In December 2021, we repurchased 37,408 shares for $2.4 million, the settlement of which occurred in January 2022.

Our shares were purchased in the open market at times and in amounts as management determined appropriate based on factors such as market conditions, legal requirements and other business considerations. Shares purchased pursuant to the repurchase program are currently held as treasury stock. At December 31, 2023, our share repurchase program had $48.9 million authorized for repurchases.

The following table sets forth certain information with respect to repurchases of our common stock during the quarter ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Dollar Value of Shares That May Yet Be Purchased Under the Program [1]
October 1, 2023 - October 31, 2023	—	$ —	—	$ 48,898,769
November 1, 2023 - November 30, 2023	—	$ —	—	$ 48,898,769
December 1, 2023 - December 31, 2023	—	$ —	—	$ 48,898,769
Total for quarter ended December 31, 2023	—		—	

(1) See the first paragraph under the caption "Purchases of Equity Securities by the Issuer" for more information on our publicly announced share repurchase program.

STOCKHOLDER RETURN PERFORMANCE GRAPH

The following line graph below compares the yearly change in cumulative total stockholder return over a 5-year period on our common stock relative to the cumulative total returns of the Russell 3000 Index (the "Russell 3000"), a peer group selected by the Company comprising SCI, Matthews International Corp. ("Matthews") and Park Lawn (the "Peer Group").

We use a peer group index, as we believe there is no relevant published industry or line-of-business index that reflects the companies against which we compete in our industry. The returns of each member of the Peer Group are weighted according to their respective stock market capitalization as of the beginning of each period measured.

The graph assumes that the value of the investment in our common stock, the Russell 3000 Index and the Peer Group was $100 on the last trading day of December 2018, and that all dividends were reinvested. Performance data for Carriage, the Russell 3000 Index and the Peer Group is provided as of the last trading day of each of our last five fiscal years.

The following graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities or the Exchange Act except to the extent that we specifically incorporate it by reference. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Carriage, the Russell 3000 Index and the Peer Group



ITEM 6.   **[RESERVED]**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.**

OVERVIEW

General

We operate in two business segments: Funeral Home Operations, which currently accounts for approximately 70% of our total revenue and Cemetery Operations, which currently accounts for approximately 30% of our total revenue. At December 31, 2023, we operated 171 funeral homes in 26 states and 32 cemeteries in 11 states.

Our funeral home operations are principally service businesses that generate revenue from sales of burial and cremation services and related merchandise, such as caskets and urns. Funeral services include consultation, the removal and preparation of remains, the sale of caskets and related funeral merchandise, the use of funeral home facilities for visitation and memorial services and transportation services. We provide funeral services and products on both an "atneed" (time of death) and "preneed" (planned prior to death) basis.

Our cemetery operations generate revenue primarily through sales of cemetery interment rights (primarily grave sites, lawn crypts, mausoleum spaces and niches), related cemetery merchandise (such as memorial markers, outer burial containers and monuments) and services (interments, inurnments and installation of cemetery merchandise). We provide cemetery services and products on both an atneed and preneed basis.

Funeral Home Operations

Factors affecting our funeral operating results include: demographic trends relating to population growth and average age, which impact death rates and number of deaths; establishing and maintaining leading market share positions supported by strong local heritage and relationships; effectively responding to increasing cremation trends by selling complementary services and merchandise; controlling salary, merchandise and other controllable costs; exercising pricing leverage related to our atneed business to increase average revenue per contract; and our response to fluctuations in capital markets and interest rates, which affect investment earnings on trust funds, which would offset lower pricing power as preneed contracts mature. In simple terms, volume and price are the two variables that affect funeral revenue. The average revenue per contract is influenced by the mix of traditional and cremation services because our average cremation service revenue is approximately one-third of the average revenue earned from a traditional burial service. Funeral homes have a relatively fixed cost structure.

Cemetery Operations

Factors affecting our cemetery operating results include: the size and success of our sales organization; local perceptions and heritage of our cemeteries; our ability to adapt to changes in the economy and consumer confidence; and our response to fluctuations in capital markets and interest rates, which affect investment earnings on trust funds, finance charges on installment contracts and our securities portfolio within the trust funds.

Inflationary and Macroeconomic Trends

During 2023, we continued to experience cost increases from our vendors and suppliers on merchandise and goods due to increases in the cost of raw materials, as well as inflationary impacts and rising interest rates. For example, we experienced higher costs related to full-time hourly base rates, utilities, funeral supplies, merchandise costs, insurance, and increased borrowing costs due to higher variable interest rates under our Credit Facility. Although we have taken steps to mitigate these cost increases and we expect these impacts to continue throughout the next year, the ultimate scope and duration of these impacts are unknown at this time. More broadly, the U.S. economy continues to experience higher rates of inflation, which has impacted a wide variety of industries and sectors, with consumers facing rising prices. Such inflation may negatively impact consumer discretionary spending, including the amount that consumers are able to spend on our services, although we have not experienced any material impacts to date and our industry has been largely resilient to similar adverse economic and market environments in the past. Although we expect these trends to continue throughout the next year, we will continue to assess these impacts and take the appropriate steps, if necessary, to mitigate these cost increases, if possible.

During 2023, we experienced lower volumes as compared to prior years due to fluctuations in the death rate, although overall financial performance remains at or above prior reporting periods. Although we expect fluctuations in the death rate to continue, we are unable to predict or forecast the duration or variation of the death rate with any certainty. Regardless of these fluctuations in the death rate, we continue to focus on expanding market share, cost management and executing on our strategic operational plans.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary sources of liquidity and capital resources are internally generated cash flows from operating activities and availability under our Credit Facility (defined below).

We generate cash in our operations primarily from atneed sales and delivery of preneed sales. We also generate cash from earnings on our cemetery perpetual care trusts. Based on our recent operating results, current cash position and anticipated future cash flows, we do not anticipate any significant liquidity constraints in the foreseeable future. We have the ability to draw on our Credit Facility, subject to its customary terms and conditions. However, if our capital allocations and expenditures or acquisition plans change, we may need to access the capital markets or seek further borrowing capacity from our lenders to obtain additional funding and we may not be able to obtain such funding on terms and conditions that are acceptable to us. Further, to the extent operating cash flow or access to and cost of financing sources are materially different than expected, future liquidity may be adversely affected. For additional information regarding known material factors that could cause cash flow or access to and cost of finance sources to differ from our expectations, please read Part I, Item 1A, Risk Factors.

For 2024, our plan is to remain focused on integrating our recently acquired business and prioritizing our capital allocation for debt repayments, the payment of dividends and debt obligations and internal growth capital expenditures, which we expect to fund using cash on hand and borrowings under our Credit Facility, along with general corporate purposes, as allowed under our Credit Facility. We believe that our existing and anticipated cash resources, including, as needed, additional borrowings or other financings that we may be able to obtain, will be sufficient to meet our anticipated working capital requirements, capital expenditures, scheduled debt payments, commitments and dividends for the next 12 months, as well as our long-term financial obligations.

Cash Flows

We began 2023 with $1.2 million in cash and ended the year with $1.5 million in cash. At December 31, 2023, we had borrowings of $179.1 million outstanding on our Credit Facility compared to $190.7 million as of December 31, 2022 and $155.4 million as of December 31, 2021.

The following table sets forth the elements of cash flow (in thousands):

	Years Ended December 31,		
	2021	**2022**	**2023**
Cash at beginning of year	$ 889	$ 1,148	$ 1,170
Net cash provided by operating activities	84,246	61,024	75,590
Acquisitions of businesses and real estate	(3,285)	(33,876)	(44,500)
Proceeds from divestitures and sale of other assets	7,875	5,027	4,132
Proceeds from insurance claims	7,758	2,440	1,403
Capital expenditures	(24,883)	(26,081)	(18,039)
Net cash used in investing activities	(12,535)	(52,490)	(57,004)
Net borrowings (payments) on our Credit Facility, acquisition debt and finance lease obligations	106,869	34,418	(12,767)
Payment to redeem the 6.625% senior notes due 2026	(400,000)	—	—
Payment of call premium related to the 6.625% senior notes due 2026	(19,876)	—	—
Proceeds from the issuance of the 4.25% senior notes due 2029	395,500	—	—
Payment of debt issuance costs for the Credit Facility and 4.25% senior notes due 2029	(2,197)	(922)	—
Conversions and maturity of the Convertible Notes	(3,980)	—	—
Net proceeds from employee equity plans	(3)	1,418	1,242
Dividends paid on common stock	(7,264)	(6,763)	(6,708)
Purchase of treasury stock	(140,040)	(36,663)	—
Other financing costs	(461)	—	—
Net cash used in financing activities	(71,452)	(8,512)	(18,233)
Cash at end of year	$ 1,148	$ 1,170	$ 1,523

Operating Activities

For the year ended December 31, 2023, cash provided by operating activities was $75.6 million compared to $61.0 million for the year ended December 31, 2022 and $84.2 million for the year ended December 31, 2021.

The increase of $14.6 million for the year ended December 31, 2023 compared to the same period in 2022 was primarily due to an $8.6 million withdrawal of realized capital gains and earnings from our preneed funeral and cemetery trust investments and receiving a $6.0 million incentive payment from a vendor related to a strategic partnership agreement to market and sell prearranged funeral services. The decrease of $23.2 million for the year ended December 31, 2022 compared to the same period in 2021 was primarily due to the unfavorable working capital changes in accrued liabilities, which were partially offset by favorable changes in income tax receivables.

Investing Activities

Our investing activities resulted in a net cash outflow of $57.0 million for the year ended December 31, 2023 compared to $52.5 million for the year ended December 31, 2022 and $12.5 million for the year ended December 31, 2021.

Acquisition and Divestiture Activity

During the year ended December 31, 2023, we acquired a business consisting of three funeral homes, two cemeteries and one cremation focused business for $44.0 million and real estate for $3.1 million of which $0.5 million was paid in cash and the remainder financed over fifteen years. In addition, we sold two funeral homes and two cemeteries for an aggregate of $1.1 million and real estate for $3.1 million.

We also received proceeds of $1.4 million from our property insurance policy for the reimbursement of renovation costs for certain of our funeral businesses damaged by Hurricane Ian that occurred during the third quarter of 2022 and a fire that occurred during the first quarter of 2023.

During the year ended December 31, 2022, we acquired a business consisting of two funeral homes in Kissimmee, FL for $6.3 million in cash and a business consisting of three funeral homes, one cemetery and one cremation focused business in the Charlotte, NC area for $25.0 million in cash. In addition, we sold four funeral homes for $1.5 million, sold real estate for $3.3 million and purchased real estate for $2.6 million. We also received proceeds of $2.4 million from our property insurance policy for the reimbursement of renovation costs for our funeral and cemetery businesses that were damaged by Hurricane Ida.

During the year ended December 31, 2021, we sold two funeral homes and one cemetery for $2.5 million, sold real estate for $5.2 million and purchased real estate for $3.3 million. We also received proceeds of $7.8 million from our property insurance policy for the reimbursement of renovation costs for our funeral and cemetery businesses that were damaged by Hurricane Ida.

Capital Expenditures

For the year ended December 31, 2023, our capital expenditures (comprised of growth and maintenance spend) totaled $18.0 million compared to $26.1 million for the year ended December 31, 2022, and $24.9 million for the year ended December 31, 2021.

The following tables present our growth and maintenance capital expenditures (in thousands):

	Years Ended December 31,		
	2021	**2022**	**2023**
Growth			
Cemetery development	$ 5,845	$ 7,679	$ 7,143
Renovations at certain businesses[1]	4,541	5,048	1,504
Crematory projects	495	788	1,206
Other	687	782	110
Total Growth	$ 11,568	$ 14,297	$ 9,963

(1) During the year ended December 31, 2023, we spent $0.8 million for renovations to two businesses that were affected by Hurricane Ian, which occurred during the third quarter of 2022 and $0.4 million for renovations to one business that was damaged by a fire, which occurred during the first quarter of 2023, all of which was reimbursed by our property insurance.

During the year ended December 31, 2022, we spent $2.4 million for renovations on two businesses that were affected by Hurricane Ida, all of which was reimbursed by our property insurance.

During the year ended December 31, 2021, we spent $1.6 million for renovations on four businesses that were affected by Hurricane Ida, all of which was reimbursed by our property insurance.

	Years Ended December 31,		
	2021	**2022**	**2023**
Maintenance			
General equipment and furniture	$ 7,027	$ 4,834	$ 5,993
Facility repairs and improvements	2,543	3,207	1,041
Vehicles	2,329	2,062	618
Paving roads and parking lots	1,186	1,157	424
Information technology infrastructure improvements	230	524	—
Total Maintenance	$ 13,315	$ 11,784	$ 8,076

Financing Activities

Our financing activities resulted in a net cash outflow of $18.2 million for the year ended December 31, 2023 compared to a net cash outflow of $8.5 million for the year ended December 31, 2022 and a net cash outflow of $71.5 million for the year ended December 31, 2021.

For the year ended December 31, 2023, we had net payments on our Credit Facility, acquisition debt and finance leases of $12.8 million and paid dividends of $6.7 million.

For the year ended December 31, 2022, we had net borrowings on our Credit Facility, acquisition debt and finance leases of $34.4 million, offset by the following payments: i) $36.7 million for the purchase of treasury stock; ii) $6.8 million in dividends; and iii) $0.9 million for debt issuance and transactions costs related to our Credit Facility.

For the year ended December 31, 2021, we had net borrowings on our Credit Facility, acquisition debt and finance leases of $106.9 million, offset by the following payments: i) $19.9 million for the call premium to redeem our 6.625% senior notes due 2026; ii) $140.0 million for the purchase of treasury stock; iii) $2.2 million for debt issuance and transactions costs related to our 4.25% senior notes due 2029 and Credit Facility; iv) $4.0 million for the conversions and maturity of our 2.75% convertible subordinated notes; and v) $7.3 million in dividends.

Dividends

Our Board declared the following dividends payable on the dates below (in thousands, except per share amounts):

2023	**Per Share**	**Dollar Value**
March 1st	$ 0.1125	$ 1,661
June 1st	$ 0.1125	$ 1,679
September 1st	$ 0.1125	$ 1,683
December 1st	$ 0.1125	$ 1,685

2022	**Per Share**	**Dollar Value**
March 1st	$ 0.1125	$ 1,725
June 1st	$ 0.1125	$ 1,730
September 1st	$ 0.1125	$ 1,653
December 1st	$ 0.1125	$ 1,655

2021	**Per Share**	**Dollar Value**
March 1st	$ 0.1000	$ 1,799
June 1st	$ 0.1000	$ 1,808
September 1st	$ 0.1000	$ 1,783
December 1st	$ 0.1125	$ 1,873

Share Repurchases

Subject to market conditions, normal trading restrictions and satisfying certain financial covenants in our Credit Facility, and in the Indenture governing our Senior Notes, we may make purchases in the open market or through privately negotiated transactions under our Board authorized share repurchase program, in accordance with Rule 10b-18 of the Securities Exchange Act, as amended (the "Exchange Act").

On February 23, 2022, our Board authorized an increase in our share repurchase program to permit us to purchase up to an additional $75.0 million under our share repurchase program, in addition to amounts previously authorized and outstanding in accordance with Rule 10b-18 of the Exchange Act, which totaled up to $265.0 million in share repurchase authorizations.

Share repurchase activity is as follows (dollar value of shares repurchased in thousands):

		Years Ended December 31,				
		2021		**2022**		**2023**
Number of Shares Repurchased[1]		2,906,983		695,496		—
Average Price Paid Per Share	$	49.01	$	49.22	$	—
Dollar Value of Shares Repurchased[1]	$	142,469	$	34,234	$	—

(1) These amounts may differ from the repurchases of common stock amounts in the consolidated statements of cash flows due to unsettled share repurchases at the end of a period. In December 2021, we repurchased 37,408 shares for $2.4 million, the settlement of which occurred in January 2022.

Our shares were purchased in the open market at times and in amounts as management determined appropriate based on factors such as market conditions, legal requirements and other business considerations. Shares purchased pursuant to the repurchase program are currently held as treasury stock. At December 31, 2023, our share repurchase program had $48.9 million authorized for repurchases.

Credit Facility, Lease Obligations and Acquisition Debt

The outstanding principal of our Credit Facility, lease obligations and acquisition debt at December 31, 2023 is as follows (in thousands):

		December 31, 2022		December 31, 2023
Credit Facility	$	190,700	$	179,100
Operating leases		19,518		18,510
Finance leases		5,157		6,423
Acquisition debt		3,993		5,998
Total	$	219,368	$	210,031

Credit Facility

At December 31, 2023, our senior secured revolving credit facility (the "Credit Facility") was comprised of: (i) a $250.0 million revolving credit facility, including a $15.0 million subfacility for letters of credit and a $10.0 million swingline, and (ii) an accordion or incremental option allowing for future increases in the facility size by an additional amount of up to $75.0 million in the aggregate in the form of increased revolving commitments or incremental term loans. The final maturity of the Credit Facility will occur on May 13, 2026.

Our obligations under the Credit Facility are unconditionally guaranteed on a joint and several basis by the same subsidiaries which guarantee the Senior Notes (as defined in Note 14 to our Consolidated Financial Statements in Part II, Item 8, Financial Statements and Supplementary Data) and certain of our subsequently acquired or organized domestic subsidiaries (collectively, the "Subsidiary Guarantors").

The Credit Facility contains customary affirmative covenants, including, but not limited to, covenants with respect to the use of proceeds, payment of taxes and other obligations, continuation of the Company's business and the maintenance of existing rights and privileges, the maintenance of property and insurance, among others.

In addition, the Credit Facility also contains customary negative covenants, including, but not limited to, covenants that restrict (subject to certain exceptions) the ability of the Company and the Subsidiary Guarantors to incur indebtedness, grant liens, make investments, engage in mergers and acquisitions, and pay dividends and other restricted payments, and certain financial maintenance covenants. At December 31, 2023, we were subject to the following financial covenants under our Credit Facility: (A) a Total Leverage Ratio not to exceed 5.75 to 1.00 and (B) a Fixed Charge Coverage Ratio (as defined in the Credit Facility) of not less than 1.20 to 1.00 as of the end of any period of four consecutive fiscal quarters. These financial maintenance covenants are calculated for the Company and its subsidiaries on a consolidated basis. We were in compliance with all of the covenants contained in our Credit Facility at December 31, 2023.

At December 31, 2023, we had outstanding borrowings under the Credit Facility of $179.1 million. We also had one letter of credit for $2.3 million under the Credit Facility, which was increased to $2.6 million on July 7, 2023. The letter of credit will expire on November 27, 2024 and is expected to automatically renew annually and secures our obligations under our various self-insured policies. At December 31, 2023, we had $68.3 million of availability under the Credit Facility.

Outstanding borrowings under our Credit Facility bear interest at a prime rate or a BSBY rate, plus an applicable margin based on our leverage ratio. At December 31, 2023, the prime rate margin was equivalent to 2.375% and the BSBY rate margin was 3.375%. The weighted average interest rate on our Credit Facility was 4.0% and 8.6% for the years ended December 31, 2022 and 2023, respectively.

We have no material assets or operations independent of the Subsidiary Guarantors, as all of our assets and operations are held and conducted by the Subsidiary Guarantors. Additionally, we do not currently have any significant restrictions on our ability to receive dividends or loans from any Subsidiary Guarantors.

The interest expense and amortization of debt issuance costs related to our Credit Facility are as follows (in thousands):

	Years Ended December 31,		
	2021	2022	2023
Credit Facility interest expense	$ 1,820	$ 7,105	$ 17,251
Credit Facility amortization of debt issuance costs	380	412	552

The interest payments on our remaining borrowings under the Credit Facility will be determined based on the average outstanding balance of our borrowings and the prevailing interest rate during that time. See Part II, Item 8, Financial Statements and Supplementary Data, Note 12 to our Consolidated Financial Statements for further detail of our debt and interest payments.

Lease Obligations

Our lease obligations consist of operating and finance leases. We lease certain office facilities, certain funeral homes, vehicles and equipment under operating leases with original terms ranging from one to twenty years. Many leases include one or more options to renew, some of which include options to extend the leases for up to forty years. We lease certain funeral homes, vehicles and equipment under finance leases with original terms ranging from three and a half to forty years.

The components of lease cost are as follows (in thousands):

	Years Ended December 31,		
	2021	2022	2023
Operating lease cost	$ 3,762	$ 3,375	$ 3,526
Short-term lease cost	193	329	372
Variable lease cost	160	324	234
Finance lease cost:			
Depreciation of leased assets	$ 438	$ 438	$ 541
Interest on lease liabilities	471	442	500

At December 31, 2023, non-cancelable operating and finance lease obligations were $35.9 million with $5.4 million payable within 12 months. See Part II, Item 8, Financial Statements and Supplementary Data, Note 15 to our Consolidated Financial Statements for further detail of our lease payments.

Acquisition Debt

Acquisition debt consists of deferred purchase price and promissory notes payable to sellers. A majority of the deferred purchase price and notes bear no interest and are discounted at imputed interest rates ranging from 6.5% to 7.3%. Original maturities typically range from five to twenty years.

The imputed interest expense related to our acquisition debt is as follows (in thousands):

	Years Ended December 31,		
	2021	2022	2023
Acquisition debt imputed interest expense	$ 364	$ 311	$ 291

At December 31, 2023, acquisition debt obligations were $9.3 million, with $0.9 million payable within 12 months. See Part II, Item 8, Financial Statements and Supplementary Data, Note 12 to our Consolidated Financial Statements for further detail of our debt payments.

Convertible Subordinated Notes due 2021

During the year ended December 31, 2021, we converted $2.4 million in aggregate principal amount of our 2.75% convertible subordinated notes due 2021 (the "Convertible Notes") held by certain holders for $3.8 million in cash and recorded $1.4 million for the reacquisition of the equity component. The Convertible Notes matured on March 15, 2021, at which time all Convertible Notes outstanding, $0.2 million in aggregate principal amount, were paid in full in cash at par value. Therefore, no Convertible Notes remain outstanding at December 31, 2022 and 2023.

The interest expense and accretion of debt discount and debt issuance costs related to our Convertible Notes are as follows (in thousands):

| | Years ended December 31, | | |
	2021	2022	2023
Convertible Notes interest expense	$ 18	$ —	$ —
Convertible Notes accretion of debt discount	20	—	—
Convertible Notes amortization of debt issuance costs	1	—	—

The effective interest rate on the unamortized debt discount and debt issuance costs for the year ended December 31, 2021 was 3.1%.

Senior Notes

At December 31, 2023, we had $400.0 million in aggregate principal amount of 4.25% Senior Notes due 2029 (the "Senior Notes") and related guarantees by the Subsidiary Guarantors, which were issued in a private offering under Rule 144A and Regulation S of the Securities Act.

The Senior Notes were issued under an indenture, dated as of May 13, 2021 (the "Indenture"), among the Company, the Subsidiary Guarantors and Wilmington Trust, National Association, as trustee ("Collateral Trustee"). The Senior Notes are unsecured, senior obligations and are fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally by each of the Subsidiary Guarantors. The Senior Notes mature on May 15, 2029, unless earlier redeemed or purchased and bear interest at 4.25% per year, which is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021.

We may redeem the Senior Notes, in whole or in part, at the redemption price of 102.13% on or after May 15, 2024, 101.06% on or after May 15, 2025 and 100% on or after May 15, 2026, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. At any time before May 15, 2024, we may also redeem all or part of the Senior Notes at the redemption prices described in the Indenture, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption. In addition, before May 15, 2024, we may redeem up to 40% of the aggregate principal amount of the Senior Notes outstanding using an amount of cash equal to the net proceeds of certain equity offerings, at a price of 104.25% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption; provided that (1) at least 50% of the aggregate principal amount of the Senior Notes (including any additional Senior Notes) outstanding under the Indenture remain outstanding immediately after the occurrence of such redemption (unless all Senior Notes are redeemed concurrently), and (2) each such redemption must occur within 180 days of the date of the consummation of any such equity offering.

If a "change of control" occurs, holders of the Senior Notes will have the option to require us to purchase for cash all or a portion of their Senior Notes at a price equal to 101% of the principal amount of the Senior Notes, plus accrued and unpaid interest. In addition, if we make certain asset sales and do not reinvest the proceeds thereof or use such proceeds to repay certain debt, we will be required to use the proceeds of such asset sales to make an offer to purchase the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest.

The Indenture contains restrictive covenants limiting our ability and our Restricted Subsidiaries (as defined in the Indenture) to, among other things, incur additional indebtedness or issue certain preferred shares, create liens on certain assets to secure debt, pay dividends or make other equity distributions, purchase or redeem capital stock, make certain investments, sell assets, agree to certain restrictions on the ability of Restricted Subsidiaries to make payments to us, consolidate, merge, sell or otherwise dispose of all or substantially all assets, or engage in transactions with affiliates. The Indenture also contains customary events of default.

The debt discount and the debt issuance costs are being amortized using the effective interest method over the remaining term of 65 months of the Senior Notes. The effective interest rate on the unamortized debt discount and the unamortized debt issuance costs for the Senior Notes for both the years ended December 31, 2022 and 2023 was 4.42% and 4.30%, respectively.

The fair value of the Senior Notes, which are Level 2 measurements, was $355.4 million at December 31, 2023.

The interest expense and amortization of debt discount, debt premium and debt issuance costs related to our Senior Notes are as follows (in thousands):

	Years Ended December 31,		
	2021	**2022**	**2023**
Senior Notes interest expense	$ 21,767	$ 16,980	$ 17,000
Senior Notes amortization of debt discount	504	493	515
Senior Notes amortization of debt premium	85	—	—
Senior Notes amortization of debt issuance costs	195	140	147

We have future interest payments on our outstanding balance of $93.5 million, with $17.0 million payable within 12 months. See Part II, Item 8, Financial Statements and Supplementary Data, Note 14 to our Consolidated Financial Statements for further detail of our debt and interest payments.

Off-Balance Sheet Arrangements

At December 31, 2023, our off-balance sheet arrangements were as follows:

Non-compete agreements - We have various non-compete agreements with former owners and employees of businesses we have acquired. These agreements are generally for one to ten years and provide for periodic payments over the term of the agreements. We have future payments on our non-compete agreements of $7.7 million, with $2.3 million payable within 12 months.

Consulting agreements - We have various consulting agreements with former owners of businesses we have acquired. Payments for such agreements are generally not made in advance. These agreements are generally for one to five years and provide for bi-weekly or monthly payments. We have future payments on our consulting agreements of $2.2 million, with $0.9 million payable within 12 months.

Employment agreements - We have employment agreements with our executive officers. These agreements are generally for three to six years and provide for participation in various incentive compensation arrangements. These agreements generally renew automatically on an annual basis after their initial term has expired. We have future payments on our employment agreements of $13.3 million, with $5.5 million payable within 12 months.

In connection with Mr. Payne's transition from Executive Chairman of the Board to serving as a special advisor to the Board, his employment agreement with the Company was terminated and he entered into a transition agreement, effective February 22, 2024. For more information on this transition see Part II, Item 8, Financial Statements and Supplementary Data, Note 24 to our Consolidated Financial Statements.

Letter of credit - We have one letter of credit for $2.6 million under the Credit Facility, which secures our obligations under our various self-insurance policies in the event we are unable to meet the self-insurance portion of our claim payment obligations. As we already have reserves recorded for our self-insurance claims costs, these do not represent additional liabilities. The letter of credit will expire on November 27, 2024 and is expected to automatically renew annually.

The obligations related to our off-balance sheet arrangements are significant to our future liquidity; however, although we can provide no assurances, we anticipate that these obligations will be funded from cash provided from our operating activities. If we are not able to meet these obligations with cash provided by our operating activities, we may be required to access the capital markets or draw down on our Credit Facility, both of which may be more difficult to access. See Part II, Item 8, Financial Statements and Supplementary Data, Notes 12 and 16 to our Consolidated Financial Statements for further detail of our letter of credit and off-balance sheet agreements, respectively.

FINANCIAL HIGHLIGHTS

Below are our financial highlights (in thousands except for volumes and averages):

		Years Ended December 31,				
		2021		**2022**		**2023**
Revenue	$	375,886	$	370,174	$	382,520
Funeral contracts		49,249		47,498		46,355
Average revenue per funeral contract	$	5,360	$	5,493	$	5,543
Preneed interment rights (property) sold		11,408		10,878		11,813
Average price per preneed interment right sold	$	4,718	$	4,576	$	5,007
Gross profit	$	129,516	$	119,226	$	124,295
Net income	$	33,159	$	41,381	$	33,413

Revenue in 2023 increased $12.3 million compared to 2022, primarily as a result of a 9.4% increase in the average price per preneed interment right sold, an 8.6% increase in the number of preneed interment rights (property) sold and a 0.9% increase in the average revenue per funeral contract, offset by a 2.4% decrease in the funeral contract volume. The funeral contract volume decrease is primarily a result of the lower impact of COVID-19 related deaths in the first quarter of 2023 as compared to the same period in 2022.

Revenue in 2022 decreased $5.7 million compared to 2021, primarily as a result of a 3.6% decrease in funeral contract volume, a 4.6% decrease in the number of preneed interment rights (property) sold and a 3.0% decrease in the average price per interment right sold, which were slightly offset by a 2.5% increase in average revenue per funeral contract. The decrease in funeral contract volume and the number of interment rights sold correspond to the decline in COVID-19 related cases in 2022 compared to 2021, as deaths directly attributable from COVID-19 largely decreased during that period to have minimal impact on the overall death rate. Further discussion of revenue for our funeral home and cemetery segments is presented under "Results of Operations."

Gross profit in 2023 increased $5.1 million compared to 2022, primarily due to the increase in revenue from our cemetery segment, offset by an increase in operating expenses in our cemetery segment.

Gross profit in 2022 decreased $10.3 million compared to 2021, due to the decrease in revenue, as well as increases in operating expenses, in both our funeral and cemetery segments. These increases are partially due to higher costs from inflationary impacts concentrated in our full-time hourly base rates, utilities, funeral supplies, and merchandise costs. Further discussion of the components of gross profit for our funeral home and cemetery segments, is presented under "Results of Operations."

Net income in 2023 decreased $8.0 million compared to 2022, primarily due to the following: (1) a $10.4 million increase in interest expense; (2) a $4.7 million increase in general, administrative and other expenses; and (3) a $1.0 million increase in divestitures, disposals, impairment charges and insurance reimbursements, offset by (4) the increase in gross profit of $5.1 million; and (5) a $2.8 million decrease in tax expense.

Net income in 2022 increased $8.2 million compared to 2021, primarily due to the following: (1) a $23.6 million loss on extinguishment of debt in 2021; (2) a $3.5 million gain on insurance reimbursements in 2022, offset by (3) the decrease in gross profit of $10.3 million; (4) a $4.7 million increase in tax expense; (5) a $2.3 million increase in general, administrative and other expenses; and (6) a $1.4 million decrease in net loss on divestitures, disposals and impairments charges.

Further discussion of general, administrative and other expenses, net loss on divestitures, disposals and impairment charges, interest expense, income taxes and other components of income and expenses are presented under "Other Financial Statement Items."

REPORTING AND NON-GAAP FINANCIAL MEASURES

We also present our financial performance in our "Condensed Operating and Financial Trend Report" ("Trend Report") as reported in our earnings release for the year ending December 31, 2023, dated February 21, 2024, and discussed in the corresponding earnings conference call. This Trend Report is used as a supplemental financial statement by management and investors to compare our current financial performance with our previous results and with the performance of other companies. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with United States generally accepted accounting principles ("GAAP"). The Trend Report is a non-GAAP statement that also provides insight into underlying trends in our business.

Below is a reconciliation of gross profit (a GAAP financial measure) to operating profit (a non-GAAP financial measure) (in thousands):

		Years Ended December 31,				
		2021		**2022**		**2023**
Gross profit	$	129,516	$	119,226	$	124,295
Cemetery property amortization		6,670		5,859		6,039
Field depreciation expense		12,609		13,316		14,166
Regional and unallocated funeral and cemetery costs		25,846		22,960		16,576
Operating profit[1]	$	174,641	$	161,361	$	161,076

(1) Operating profit is defined as gross profit plus cemetery property amortization, field depreciation expense and regional and unallocated funeral and cemetery costs.

Our operations are reported in two business segments: Funeral Home and Cemetery. Below is a breakdown of operating profit (a non-GAAP financial measure) by Segment (in thousands):

		Years Ended December 31,				
		2021		**2022**		**2023**
Funeral Home	$	119,007	$	111,471	$	104,997
Cemetery		55,634		49,890		56,079
Operating profit	$	174,641	$	161,361	$	161,076
Operating profit margin[1]		46.5%		43.6%		42.1%

(1) Operating profit margin is defined as operating profit as a percentage of revenue.

Further discussion of operating profit for our funeral home and cemetery segments is presented under "Results of Operations."

YEAR ENDED DECEMBER 31, 2023 COMPARED TO YEAR ENDED DECEMBER 31, 2022

Results of Operations

The following is a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022.

The term "operating" in the Funeral Home and Cemetery segments refers to all funeral homes and cemeteries that we owned and operated in the current reporting period, excluding certain funeral home and cemetery businesses that we have divested in such period.

The term "divested" when discussed in the Funeral Home segment, refers to two funeral home we sold during the year ended December 31, 2023 and two funeral homes we sold during the year ended December 31, 2022. The term "divested" when discussed in the Cemetery segment, refers to two cemeteries we sold during the year ended December 31, 2023.

The term "ancillary" in the Funeral Home segment represents our flower shop, monument business, pet cremation business and online cremation businesses.

Cemetery property amortization, field depreciation expense and regional and unallocated funeral and cemetery costs, are not included in operating profit, a non-GAAP financial measure. Adding back these items will result in gross profit, a GAAP financial measure.

Funeral Home Segment

The following table sets forth certain information regarding our revenue and operating profit for our funeral home operations (in thousands):

| | Years Ended December 31, | |
	2022	2023
Revenue:		
Operating	$ 251,396	$ 249,180
Divested	1,560	215
Ancillary	4,193	4,588
Other	9,754	10,793
Total	$ 266,903	$ 264,776
Operating profit:		
Operating	$ 101,951	$ 94,949
Divested	53	(17)
Ancillary	841	455
Other	8,626	9,610
Total	$ 111,471	$ 104,997

The following measures reflect the significant metrics over this comparative period:

Contract volume	47,498	46,355
Average revenue per contract, excluding preneed funeral trust earnings	$ 5,326	$ 5,380
Average revenue per contract, including preneed funeral trust earnings	$ 5,493	$ 5,543
Cremation rate	57.7%	59.0%

Funeral home operating revenue decreased $2.2 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease in operating revenue is primarily driven by a 2.4% decrease in contract volume, which was partially offset by a 1.0% increase in the average revenue per contract excluding preneed interest. The contract volume decrease is primarily a result of the significant decline in COVID-19 related deaths in the first quarter of 2023 as compared to the same period in 2022, as these deaths now have a minimal impact on the overall death rate. The increase in average revenue per contract is primarily due to a combination of price increases and our continued focus on educating families on the many products and service options that are available with burials and cremations.

Funeral home operating profit for the year ended December 31, 2023 decreased $7.0 million when compared to the same period in 2022, primarily due to an increase in operating expenses as a percentage of revenue. The comparable operating profit margin decreased 250 basis points to 38.1%. Operating expenses as a percentage of revenue increased 2.4%, with the largest increases in salary and benefits expenses of 1.3%, general and administrative expenses of 0.4%, facilities and grounds expenses of 0.4% and other funeral costs of 0.3%. The increase in operating expenses is primarily due to our Bakersfield, CA business acquired during the first quarter of 2023. As we continue to integrate this business into our Standards Operating Model, we expect to see their operating expenses as a percentage of revenue become more consistent with our remaining portfolio of businesses.

Ancillary revenue, which represents revenue from our flower shop, monument business, pet cremation business and online cremation businesses increased $0.4 million, while ancillary operating profit decreased $0.4 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase in revenue is primarily due to our Bakersfield, CA business acquired during the first quarter of 2023, as it was not present in the comparative period of 2022. Similarly, the decrease in operating profit is primarily due to this same business, as its operating profit margins were lower compared to our other ancillary businesses, particularly with regard to higher salaries and benefits expenses.

Other revenue and other operating profit, which consist of preneed funeral insurance commissions and preneed funeral trust earnings, both increased $1.0 million for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to the recognition of additional general agency commission revenue in 2023 as we entered into an exclusive partnership agreement with a national insurance provider to market and sell prearranged funeral services in the future.

Cemetery Segment

The following table sets forth certain information regarding our revenue and operating profit for our cemetery operations (in thousands):

	Years Ended December 31,			
		2022		**2023**
Revenue:				
Operating	$	90,033	$	102,216
Divested		252		45
Other		12,986		15,483
Total	$	103,271	$	117,744
Operating profit (loss):				
Operating	$	37,509	$	41,096
Divested		(47)		12
Other		12,428		14,971
Total	$	49,890	$	56,079

The following measures reflect the significant metrics over this comparative period:

Preneed revenue as a percentage of operating revenue		67%		78%
Preneed revenue (in thousands)	$	68,884	$	79,954
Atneed revenue (in thousands)	$	34,186	$	37,763
Number of preneed interment rights sold		10,878		11,813
Average price per interment right sold	$	4,576	$	5,007

Cemetery operating revenue increased $12.2 million for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily as a result of a 9.4% increase in the average price per preneed interment right sold, as well as an 8.6% increase in preneed interment rights sold. Cemetery atneed revenue, which represents 37.0% of our total operating revenue, increased $3.6 million for the year ended December 31, 2023, compared to the same period of the prior year, primarily due to an increase in sales of merchandise and services from our newly acquired cemetery businesses, which were not present in the year ended 2022.

Cemetery operating profit increased $3.6 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in operating profit is primarily due to the increase in operating revenue, offset by an increase in operating expenses as a percentage of revenue. The comparable operating profit margin decreased 150 basis point to 40.2%. Operating expenses as a percentage of operating revenue increased 1.5%, with the largest increases in salary and benefits expenses of 0.8% and promotional expenses, which includes sales commissions, of 0.8%.

Other revenue and other operating profit, which consist of preneed cemetery trust revenue and preneed cemetery finance charges, both increased $2.5 million for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a $2.1 million increase in perpetual care trust fund income and a $0.2 million increase in finance charges on preneed sales.

Cemetery property amortization. Cemetery property amortization totaled $6.0 million for the year ended December 31, 2023, an increase of $0.2 million compared to the year ended December 31, 2022, primarily due to the increase in property sold across our cemetery portfolio.

Field depreciation. Depreciation expense for our field businesses totaled $14.2 million for the year ended December 31, 2023, an increase of $0.9 million compared to the year ended December 31, 2022, primarily due to the business acquisitions made in the latter half of 2022 and the first quarter of 2023.

Regional and unallocated funeral and cemetery costs. Regional and unallocated funeral and cemetery costs consist of salaries and benefits for regional management, field incentive compensation and other related costs for field infrastructure. Regional and unallocated funeral and cemetery costs totaled $16.6 million for the year ended December 31, 2023, a decrease of $6.4 million compared to the year ended December 31, 2022, primarily due to the following: (1) a $4.6 million decrease in cash incentives and equity compensation; (2) a $1.2 million decrease in incentive award trips and annual managing partner meetings;

(3) a \$0.4 million decrease in health and safety expenses related to COVID-19; and (4) a \$0.2 million decrease in all other expenses.

Other Financial Statement Items

General, administrative and other. General, administrative and other expenses totaled \$42.1 million for the year ended December 31, 2023, an increase of \$4.7 million compared to the year ended December 31, 2022, primarily due to the following: (1) a \$3.7 million increase in salary and benefits expense and cash and equity incentive compensation, as a result of changes to our senior leadership team, including current year executive promotions; and (2) a \$2.2 million increase in consulting fees related to the Board's review of strategic alternatives, offset by (3) a \$0.6 million decrease in online marketing costs; and (4) a \$0.6 million decrease in all other expenses.

Net loss on divestitures, disposals and impairment charges. The components of *Net loss on divestitures, disposals and impairment charges* are as follows (in thousands):

	Years Ended December 31,			
	2022		2023	
Impairment of goodwill, intangibles and PPE	$	2,358	$	454
Net (gain) loss on divestitures		(543)		106
Net loss on disposals of fixed assets		214		631
Total	$	2,029	$	1,191

During the year ended December 31, 2023, we sold two funeral homes and two cemeteries for a loss of \$0.1 million. We also recognized an impairment of \$0.2 million as a result of our 2023 qualitative assessment of tradenames and an impairment of \$0.2 million related to property, plant and equipment for assets held for sale.

During the year ended December 31, 2022, we recognized impairments of \$1.0 million related to property, plant and equipment, \$0.9 million related to cemetery property and \$0.4 million related to goodwill for assets held for sale. In addition, we divested four funeral homes and sold real property for a net gain of \$0.7 million, of which \$0.2 million was recorded in *Other, net*. We also disposed of damaged and obsolete property, plant and equipment that had a carrying value of \$0.2 million.

Interest expense. Interest expense related to its respective debt arrangement is as follows (in thousands):

	Years Ended December 31,			
	2022		2023	
Senior Notes	$	17,614	$	17,662
Credit Facility		7,517		17,803
Finance leases		442		500
Acquisition debt		311		291
Other		11		10
Total	$	25,895	$	36,266

Net gain on property damage, net of insurance claims. The components of *Net gain on property damage, net of insurance claims* are as follows (in thousands):

	Years Ended December 31,			
	2022		2023	
Gain on property damaged by Hurricane Ida	$	(3,455)	$	(28)
Gain on property damaged by Hurricane Ian		—		(379)
(Gain) loss on other property damage		(16)		64
Total	$	(3,471)	$	(343)

Other, net. During the year ended December 31, 2023, we recorded a \$1.4 million gain on the sale of other real estate not used in business operations. We did not record any gain or loss activity during the year ended December 31, 2022.

Income taxes. Income tax expense totaled \$13.0 million for the year ended December 31, 2023, a decrease of \$3.1 million compared to the year ended December 31, 2022. Our operating tax rate before discrete items was 28.4% for both the years ended December 31, 2023 and 2022.

We recorded a net discrete tax benefit of \$0.2 million for the year ended December 31, 2023, a decrease of \$0.3 million compared to the year ended December 31, 2022. The net discrete tax benefit for the year ended December 31, 2023, includes benefit related to equity compensation and other adjustments including return to provision analysis and state legislative changes. Our effective tax rate was 28.0% and 27.6% for years ended December 31, 2023 and 2022, respectively.

At December 31, 2023, our unrecognized tax benefit reserve for uncertain tax positions primarily relates to the uncertainty of receiving audit protection for revenue recognition of cemetery property for the benefit derived from carrying back losses to tax years with a higher effective tax rate than the current 21.0% rate. Our unrecognized tax benefit reserve for the years ended December 31, 2023 and 2022 was $3.4 million and $3.3 million, respectively.

See Part II, Item 8, Financial Statements and Supplementary Data, Notes 1 and 17 for additional information regarding income taxes.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Understanding our accounting policies and the extent to which our management uses judgment, assumptions and estimates in applying these policies is integral to understanding our Consolidated Financial Statements. Our critical accounting policies are more fully described in Part II, Item 8, Financial Statements and Supplementary Data, Note 1.

We have identified the following accounting policies as those that require significant judgments, assumptions and estimates and that have a significant impact on our financial condition and results of operations. These policies are considered critical because they may result in fluctuations in our reported results from period to period due to the significant judgments, estimates and assumptions about complex and inherently uncertain matters and because the use of different judgments, assumptions or estimates could have a material impact on our financial condition or results of operations. Actual results may differ from these estimates and such estimates may change if the underlying conditions or assumptions change. Historical performance should not be viewed as indicative of future performance because there can be no assurance the margins, operating income and net earnings, as a percentage of revenue, will be consistent from period to period. We evaluate our critical accounting estimates and judgments required by our policies on an ongoing basis and update them as appropriate based on changing conditions.

Goodwill

Our quantitative goodwill impairment test involves estimates and management judgment. In the quantitative analysis, we compare the fair value of each reporting unit to its carrying value, including goodwill. We determine fair value for each reporting unit using both an income approach, weighted 90%, and a market approach, weighted 10%. Our methodology for determining an income-based fair value is based on discounting projected future cash flows. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows. Our methodology for determining a market approach fair value utilizes the guideline public company method, in which we rely on market multiples of comparable companies operating in the same industry as the individual reporting units. In accordance with the guidance, if the fair value of the reporting unit is less than its carrying amount an impairment charge is recorded in an amount equal to the difference.

See Part II, Item 8, Financial Statements and Supplementary Data, Note 4 for additional information related to goodwill.

Business Combinations

Determining the fair value of identifiable assets, particularly intangibles and liabilities acquired also requires management to make estimates, which are based on all available information and in some cases assumptions with respect to the timing and amount of future revenues and expenses associated with an asset. To the extent that information not available to us at the closing date subsequently becomes available during the allocation period, we may adjust goodwill, intangible assets, assets or liabilities associated with the acquisition.

When we acquire a cemetery, we utilize an internal and external approach to determine the fair value of the cemetery property. From an external perspective, we obtain an accredited appraisal to provide reasonable assurance for property existence, property availability (unrestricted) for development, property lines, available spaces to sell, identifiable obstacles or easements and general valuation inclusive of known variables in that market. From an internal perspective, we conduct a detailed analysis of the acquired cemetery property using other cemeteries in our portfolio as a benchmark. This provides the added benefit of relevant data that is not available to third party appraisers. Through this thorough internal process, the Company is able to identify viable costs of property based on historical experience, particular markets and demographics, reasonable margins, practical retail prices and park infrastructure and condition.

See Part II, Item 8, Financial Statements and Supplementary Data, Note 3 for additional information related to business combinations.

RECENT ACCOUNTING PRONOUNCEMENTS, ACCOUNTING CHANGES AND OTHER REGULATIONS

For discussion of recent accounting pronouncements and accounting changes, see Part II, Item 8, Financial Statements and Supplementary Data, Note 2.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the ordinary course of business, we are typically exposed to a variety of market risks. Currently, these are primarily related to interest rate risk and changes in the values of securities associated with the preneed and perpetual care trusts. Management is actively involved in monitoring exposure to market risk and developing and utilizing appropriate risk management techniques when appropriate and when available at a reasonable price. We are not exposed to any other significant market risks other than those related to the impact of health and safety concerns from epidemics and pandemics and inflation which are described in more detail in Part 1, Item 1A, Risk Factors in this Form 10-K for the year ended December 31, 2023.

The following quantitative and qualitative information is provided about financial instruments to which we are a party at December 31, 2023 and from which we may incur future gains or losses from changes in market conditions. We do not enter into derivative or other financial instruments for speculative or trading purposes.

Hypothetical changes in interest rates and the values of securities associated with the preneed and perpetual care trusts chosen for the following estimated sensitivity analysis are considered to be reasonable near-term changes generally based on consideration of past fluctuations for each risk category. However, since it is not possible to accurately predict future changes in interest rates, these hypothetical changes may not necessarily be an indicator of probable future fluctuations.

The following information about our market-sensitive financial instruments constitutes a "forward-looking statement."

In connection with our preneed funeral operations and preneed cemetery merchandise and service sales, the related funeral and cemetery trust funds own investments in equity and debt securities and mutual funds, which are sensitive to current market prices. Cost and market values of such investments at December 31, 2023 are presented in Part II, Item 8, Financial Statements and Supplementary Data, Note 8. The sensitivity of the fixed income securities is such that a 0.25% change in interest rates causes an approximate 1.19% change in the value of the fixed income securities.

We monitor current and forecasted interest rate risk in the ordinary course of business and seek to maintain optimal financial flexibility, quality and solvency. As of December 31, 2023, we had outstanding borrowings under the Credit Facility of $179.1 million. Any further borrowings or voluntary prepayments against the Credit Facility or any change in the floating rate would cause a change in interest expense. We have the option to pay interest under our Credit Facility at either the prime rate or the BSBY rate, plus an applicable margin based on our leverage ratio. At December 31, 2023, the prime rate margin was equivalent to 2.375% and the BSBY rate margin was 3.375%. Assuming the outstanding balance remains unchanged, a change of 100 basis points in our borrowing rate would result in a change in income before taxes of $1.8 million. We have not entered into interest rate hedging arrangements in the past. Management continually evaluates the cost and potential benefits of interest rate hedging arrangements.

Our Senior Notes bear interest at the fixed annual rate of 4.25%. We may redeem the Senior Notes, in whole or in part, at the redemption price of 102.13% on or after May 15, 2024, 101.06% on or after May 15, 2025 and 100% on or after May 15, 2026, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. At any time before May 15, 2024, we may also redeem all or part of the Senior Notes at the redemption prices described in the Indenture, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption. At December 31, 2023, the carrying value of the Senior Notes on our Consolidated Balance Sheet was $395.9 million and the fair value of the Senior Notes was $355.4 million based on the last traded or broker quoted price as reported by Financial Industry Regulatory Authority. Increases in market interest rates may cause the value of the Senior Notes to decrease, but such changes will not affect our interest costs.

The remainder of our long-term debt and leases consist of non-interest bearing notes and fixed rate instruments that do not trade in a market and do not have a quoted market value. Any increase in market interest rates causes the fair value of those liabilities to decrease, but such changes will not affect our interest costs.

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.**


CARRIAGE SERVICES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Carriage Services, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Carriage Services, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 1, 2024 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
March 1, 2024

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Carriage Services, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Carriage Services, Inc., (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated March 1, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Dallas, Texas
March 1, 2024

CARRIAGE SERVICES, INC.
CONSOLIDATED BALANCE SHEET
(in thousands, except share data)

	December 31,	
	2022	**2023**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,170	$ 1,523
Accounts receivable, net	24,458	27,060
Inventories	7,613	8,347
Prepaid and other current assets	4,733	4,791
Total current assets	37,974	41,721
Preneed cemetery trust investments	95,065	96,374
Preneed funeral trust investments	104,553	107,842
Preneed cemetery receivables, net	26,672	35,575
Receivables from preneed funeral trusts, net	19,976	21,530
Property, plant and equipment, net	278,106	287,484
Cemetery property, net	104,170	114,580
Goodwill	410,137	423,643
Intangible and other non-current assets, net	32,930	37,677
Operating lease right-of-use assets	17,060	16,295
Cemetery perpetual care trust investments	66,307	85,331
Total assets	$ 1,192,950	$ 1,268,052
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt and lease obligations	$ 3,172	$ 3,842
Accounts payable	11,675	11,866
Accrued and other liabilities	30,621	35,362
Total current liabilities	45,468	51,070
Acquisition debt, net of current portion	3,438	5,461
Credit facility	188,836	177,794
Senior notes	395,243	395,905
Obligations under finance leases, net of current portion	4,743	5,831
Obligations under operating leases, net of current portion	17,315	15,797
Deferred preneed cemetery revenue	51,746	61,048
Deferred preneed funeral revenue	32,029	39,537
Deferred tax liability	48,820	52,127
Other long-term liabilities	3,065	1,855
Deferred preneed cemetery receipts held in trust	95,065	96,374
Deferred preneed funeral receipts held in trust	104,553	107,842
Care trusts' corpus	65,495	84,351
Total liabilities	1,055,816	1,094,992
Commitments and contingencies:		
Stockholders' equity:		
Common stock, $0.01 par value; 80,000,000 shares authorized and 26,359,876 and 26,627,319 shares issued, respectively and 14,732,058 and 14,999,501 shares outstanding, respectively	264	266
Additional paid-in capital	238,780	241,291
Retained earnings	176,843	210,256
Treasury stock, at cost; 11,627,818 shares	(278,753)	(278,753)
Total stockholders' equity	137,134	173,060
Total liabilities and stockholders' equity	$ 1,192,950	$ 1,268,052

The accompanying condensed notes are an integral part of these Consolidated Financial Statements.

CARRIAGE SERVICES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Years Ended December 31,	
	2021	**2022**	**2023**
Revenue:			
Service revenue	$ 180,572	$ 181,271	$ 182,166
Property and merchandise revenue	167,721	161,970	169,490
Other revenue	27,593	26,933	30,864
	375,886	370,174	382,520
Field costs and expenses:			
Cost of service	82,395	87,322	91,799
Cost of merchandise	113,871	116,453	123,817
Cemetery property amortization	6,670	5,859	6,039
Field depreciation expense	12,609	13,316	14,166
Regional and unallocated funeral and cemetery costs	25,846	22,960	16,576
Other expenses	4,979	5,038	5,828
	246,370	250,948	258,225
Gross profit	129,516	119,226	124,295
Corporate costs and expenses:			
General, administrative and other	35,190	37,471	42,125
Net loss on divestitures, disposals and impairment charges	666	2,029	1,191
Operating income	93,660	79,726	80,979
Interest expense	25,445	25,895	36,266
Accretion of discount on convertible notes	20	—	—
Loss on extinguishment of debt	23,807	190	—
Net gain on property damage, net of insurance claims	—	(3,471)	(343)
Other, net	84	(82)	(1,373)
Income before income taxes	44,304	57,194	46,429
Expense for income taxes	12,316	16,243	13,186
Tax benefit related to discrete items	(1,171)	(430)	(170)
Total expense for income taxes	11,145	15,813	13,016
Net income	$ 33,159	$ 41,381	$ 33,413
Basic earnings per common share:	$ 1.90	$ 2.78	$ 2.24
Diluted earnings per common share:	$ 1.81	$ 2.63	$ 2.14
Dividends declared per common share:	$ 0.4125	$ 0.4500	$ 0.4500
Weighted average number of common and common equivalent shares outstanding:			
Basic	17,409	14,857	14,803
Diluted	18,266	15,710	15,455

The accompanying condensed notes are an integral part of these Consolidated Financial Statements.

CARRIAGE SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands)

	Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance – December 31, 2020	17,995	$ 260	$ 239,989	$ 102,303	$ (102,050)	$ 240,502
Net Income – 2021	—	—	—	33,159	—	33,159
Issuance of common stock from employee stock purchase plan	62	1	1,629	—	—	1,630
Issuance of common stock to directors and board advisor	15	—	642	—	—	642
Issuance of restricted common stock	9	—	—	—	—	—
Exercise of stock options	169	2	(1,259)	—	—	(1,257)
Cancellation and surrender of restricted common stock	(11)	—	(375)	—	—	(375)
Stock-based compensation expense	—	—	4,871	—	—	4,871
Dividends on common stock	—	—	(7,264)	—	—	(7,264)
Convertible notes conversions	—	—	(1,424)	—	—	(1,424)
Treasury stock acquired	(2,907)	—	—	—	(142,469)	(142,469)
Balance – December 31, 2021	15,332	$ 263	$ 236,809	$ 135,462	$ (244,519)	$ 128,015
Net Income – 2022	—	—	—	41,381	—	41,381
Issuance of common stock from employee stock purchase plan	52	1	1,685	—	—	1,686
Issuance of common stock to directors and board advisor	12	—	435	—	—	435
Exercise of stock options	10	—	(63)	—	—	(63)
Cancellation and surrender of restricted common stock	(6)	—	(205)	—	—	(205)
Stock-based compensation expense	—	—	5,524	—	—	5,524
Dividends on common stock	—	—	(6,763)	—	—	(6,763)
Treasury stock acquired	(695)	—	—	—	(34,234)	(34,234)
Other	27	—	1,358	—	—	1,358
Balance – December 31, 2022	14,732	$ 264	$ 238,780	$ 176,843	$ (278,753)	$ 137,134
Net Income – 2023	—	—	—	33,413	—	33,413
Issuance of common stock from employee stock purchase plan	63	—	1,494	—	—	1,494
Issuance of common stock to directors and board advisor	16	—	451	—	—	451
Issuance of common stock to former executive	30	—	826	—	—	826
Issuance of restricted common stock	142	2	(2)	—	—	—
Exercise of stock options	12	—	(174)	—	—	(174)
Cancellation and surrender of restricted common stock	(3)	—	(78)	—	—	(78)
Stock-based compensation expense	—	—	6,426	—	—	6,426
Dividends on common stock	—	—	(6,708)	—	—	(6,708)
Other	8	—	276	—	—	276
Balance – December 31, 2023	15,000	$ 266	$ 241,291	$ 210,256	$ (278,753)	$ 173,060

The accompanying notes are an integral part of these Consolidated Financial Statements.

CARRIAGE SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2021	**2022**	**2023**
Cash flows from operating activities:			
Net income	$ 33,159	$ 41,381	$ 33,413
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	20,520	19,799	21,117
Provision for credit losses	1,783	2,818	3,050
Stock-based compensation expense	5,513	5,959	7,703
Deferred income tax expense (benefit)	(692)	3,036	3,307
Amortization of intangibles	1,285	1,286	1,401
Amortization of debt issuance costs	576	552	699
Amortization and accretion of debt	439	493	515
Loss on extinguishment of debt	23,807	190	—
Net loss on divestitures, disposals and impairment charges	847	2,029	1,191
Net gain on property damage, net of insurance claims	—	(3,471)	(343)
Gain on sale of excess land	—	(155)	(1,407)
Changes in operating assets and liabilities that provided (used) cash:			
Accounts and preneed receivables	(4,090)	(5,358)	(8,122)
Inventories, prepaid and other current assets	(4,449)	2,295	(72)
Intangible and other non-current assets	(1,181)	(1,917)	(3,246)
Preneed funeral and cemetery trust investments	(31,349)	(17,679)	(775)
Accounts payable	522	(101)	169
Accrued and other liabilities	3,485	(9,120)	2,988
Deferred preneed funeral and cemetery revenue	5,010	1,302	14,968
Deferred preneed funeral and cemetery receipts held in trust	29,061	17,685	(966)
Net cash provided by operating activities	84,246	61,024	75,590
Cash flows from investing activities:			
Acquisitions of businesses and real estate	(3,285)	(33,876)	(44,500)
Proceeds from divestitures and sale of other assets	7,875	5,027	4,132
Proceeds from insurance claims	7,758	2,440	1,403
Capital expenditures	(24,883)	(26,081)	(18,039)
Net cash used in investing activities	(12,535)	(52,490)	(57,004)
Cash flows from financing activities:			
Borrowings from the credit facility	266,168	155,400	86,100
Payments against the credit facility	(157,968)	(120,100)	(97,700)
Payment to redeem the 6.625% senior notes due 2026	(400,000)	—	—
Payment of call premium for the redemption of the 6.625% senior notes due 2026	(19,876)	—	—
Proceeds from the issuance of the 4.25% senior notes due 2029	395,500	—	—
Payment of debt issuance costs for the credit facility and 4.25% senior notes due 2029	(2,197)	(922)	—
Conversions and maturity of the convertible notes	(3,980)	—	—
Payments on acquisition debt and obligations under finance leases	(1,331)	(882)	(1,167)
Payments on contingent consideration recorded at acquisition date	(461)	—	—
Proceeds from the exercise of stock options and employee stock purchase plan contributions	2,644	1,745	1,494
Taxes paid on restricted stock vestings and exercise of stock options	(2,647)	(327)	(252)
Dividends paid on common stock	(7,264)	(6,763)	(6,708)
Purchase of treasury stock	(140,040)	(36,663)	—
Net cash used in financing activities	(71,452)	(8,512)	(18,233)
Net increase in cash and cash equivalents	259	22	353
Cash and cash equivalents at beginning of year	889	1,148	1,170
Cash and cash equivalents at end of year	$ 1,148	$ 1,170	$ 1,523

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Carriage Services, Inc. ("Carriage," the "Company," "we," "us," or "our") is a leading provider of funeral and cemetery services and merchandise in the United States. Our operations are reported in two business segments: Funeral Home Operations, which currently accounts for approximately 70% of our total revenue and Cemetery Operations, which currently accounts for approximately 30% of our total revenue. At December 31, 2023, we operated 171 funeral homes in 26 states and 32 cemeteries in 11 states.

Our funeral home operations are principally service businesses that generate revenue from sales of burial and cremation services and related merchandise, such as caskets and urns. Funeral services include consultation, the removal and preparation of remains, the sale of caskets and related funeral merchandise, the use of funeral home facilities for visitation and memorial services and transportation services. We provide funeral services and products on both an "atneed" (time of death) and "preneed" (planned prior to death) basis.

Our cemetery operations generate revenue primarily through sales of cemetery interment rights (primarily grave sites, lawn crypts, mausoleum spaces and niches), related cemetery merchandise (such as memorial markers, outer burial containers and monuments) and services (interments, inurnments and installation of cemetery merchandise). We provide cemetery services and products on both an atneed and preneed basis.

Principles of Consolidation

The accompanying Consolidated Financial Statements include the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain reclassifications have been made to prior period amounts in our income tax footnote related to the presentation of deferred right-of-use assets and deferred lease liabilities to conform to the current period presentation with no effect on our previously reported Consolidated Balance Sheet, Consolidated Statements of Operations and Consolidated Statements of Cash Flows.

Use of Estimates

The preparation of our Consolidated Financial Statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, we evaluate our critical estimates and judgments, which include those related to the impairment of goodwill and the fair value measurements used in business combinations. These policies are considered critical because they may result in fluctuations in our reported results from period to period due to the significant judgments, estimates and assumptions about complex and inherently uncertain matters and because the use of different judgments, assumptions or estimates could have a material impact on our financial condition or results of operations. Actual results may differ from these estimates and such estimates may change if the underlying conditions or assumptions change. Historical performance should not be viewed as indicative of future performance because there can be no assurance the margins, operating income and net earnings, as a percentage of revenue, will be consistent from period to period.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. We maintain cash and cash equivalents at United States financial institutions for which the combined account balances in individual institutions may exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. As of December 31, 2023, approximately $1.4 million of our deposits were not covered by FDIC insurance. We have not experienced any losses and believe we are not exposed to any significant risk with such accounts.

Funeral and Cemetery Receivables

Our funeral receivables are recorded in *Accounts receivable, net* and primarily consist of amounts due for funeral services already performed.

Atneed cemetery receivables and preneed cemetery receivables with payments expected to be received within one year from the balance sheet date are also recorded in *Accounts receivable, net.* Preneed cemetery receivables with payments expected to be received beyond one year from the balance sheet date are recorded in *Preneed cemetery receivables, net.* Our cemetery receivables generally consist of preneed sales of cemetery interment rights and related products and services, which are typically financed through interest-bearing installment sales contracts, generally with terms of up to five years, with such interest income reflected as *Other revenue*. In substantially all cases, we receive an initial down payment at the time the contract is signed.

For our funeral and atneed cemetery receivables, we have a collections policy where statements are sent to the customer at 30 days past due. Past due notification letters are sent at 45 days and continue until payment is received or the contract is placed with a third-party collections agency. For our preneed cemetery receivables, we have a collections policy where past due notification letters are sent to the customer beginning at 15 days past due and periodically thereafter until payment is received or the contract is cancelled.

Our allowance for credit losses reflects our best estimate of expected credit losses over the term of both our funeral and cemetery receivables. Our policy is to write off receivables when we have determined they will no longer be collectible. Write-offs are applied as a reduction to the allowance for credit losses and any recoveries of previous write-offs are netted against bad debt expense in the period recovered.

We determine our allowance for credit losses by using a loss-rate methodology, in which we assess our historical write-off of receivables against our total receivables over several years. From this historical loss-rate approach, we also consider the current and forecasted economic conditions expected to be in place over the life of our receivables. These estimates are impacted by a number of factors, including changes in the economy, demographics and competition in our local communities. We monitor our ongoing credit exposure through an active review of our customers' receivables balance against contract terms and due dates. Our activities include timely performance of our accounts receivable reconciliations, assessment of our aging of receivables, dispute resolution and payment confirmation. We monitor any change in our historical write-off of receivables utilized in our loss-rate methodology and assess forecasted changes in market conditions within our credit reserve.

See Note 6 to the Consolidated Financial Statements for additional information related to our funeral and cemetery receivables.

Inventory

Inventory consists primarily of caskets, outer burial containers and cemetery monuments and markers and is recorded at the lower of its cost basis or net realizable value. Inventory is relieved using specific identification in fulfillment of performance obligations on our contracts.

Business Combinations

Tangible and intangible assets acquired and liabilities assumed are recorded at fair value and goodwill is recognized for any difference between the price of the acquisition and fair value. We recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at the fair value as of that date. Acquisition related costs are recognized separately from the acquisition and are expensed as incurred. We customarily estimate related transaction costs known at closing. To the extent that information not available to us at the closing date subsequently becomes available during the allocation period, we may adjust goodwill, intangible assets, assets or liabilities associated with the acquisition.

During the year ended December 31, 2023, we acquired a business in the Bakersfield, California area consisting of three funeral homes, two cemeteries and one cremation focused business for $44.0 million in cash.

During the year ended December 31, 2022, we acquired a business in Kissimmee, Florida consisting of ### funeral homes for $6.3 million and a business in the Charlotte, North Carolina area consisting of three funeral homes, one cemetery and one cremation focused business for $25.0 million.

The pro forma impact of the acquisitions on prior periods is not presented as the impact is not material to our reported results. The results of the acquired businesses are included in our results of operations from the date of acquisition.

See Note 3 to the Consolidated Financial Statements for additional information related to acquisitions.

Divested Operations

Prior to divesting a funeral home or cemetery, we first determine whether the sale of the net assets and activities (together referred to as a "set") qualifies as a business. First, we perform a screen test to determine if the set is not a business. The principle of the screen is that if substantially all of the fair value of the gross assets sold resides in a single asset or group of similar assets, the set is not a business. If the screen is not met, we perform an assessment to determine if the set is a business by evaluating whether the set has both inputs and a substantive process that together significantly contribute to the ability to create outputs. When both inputs and a substantive process are present then the set is determined to be a business and we consider the accounting treatment of goodwill for that set (see discussion of Goodwill below). Goodwill is only allocated to the sale if the set is considered to be a business.

During the year ended December 31, 2023, we sold two funeral homes and two cemeteries for an aggregate of $1.1 million and merged one funeral home with another business we own in a nearby market. During the year ended December 31, 2022, we sold four funeral homes for $1.5 million and merged one funeral home with another business we own in a nearby market. During the year ended December 31, 2021, we sold two funeral homes and one cemetery for $2.5 million and we merged six funeral homes with other businesses we own in nearby markets.

See Notes 4 and 5 to the Consolidated Financial Statements for additional information related to divestitures.

Goodwill

The excess of the purchase price over the fair value of identifiable net assets of funeral home businesses and cemeteries acquired is recorded as goodwill. Goodwill has an indefinite life and is not subject to amortization. As such, we test goodwill for impairment on an annual basis as of August 31st each year. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test.

We performed our most recent annual goodwill impairment test as of August 31, 2023. We intend to perform a quantitative impairment test at least once every three years and perform a qualitative assessment during the remaining two years. We conducted a quantitative assessment in 2022 and a qualitative assessment in 2023. In addition to our annual test, we assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value of a reporting unit may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant negative industry or economic trends and significant adverse changes in the business climate, which may be indicated by a decline in our market capitalization or decline in operating results.

Our quantitative goodwill impairment test involves estimates and management judgment. In the quantitative analysis, we compare the fair value of each reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, the goodwill of that reporting unit is not considered impaired. We determine fair value for each reporting unit using both an income approach, weighted 90%, and a market approach, weighted 10%. Our methodology for determining an income-based fair value is based on discounting projected future cash flows. The projected future cash flows include assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows discounted at our weighted average cost of capital based on market participant assumptions. Our methodology for determining a market approach fair value utilizes the guideline public company method, in which we rely on market multiples of comparable companies operating in the same industry as the individual reporting units. In accordance with the guidance, if the fair value of the reporting unit is less than its carrying amount an impairment charge is recorded in an amount equal to the difference.

For our 2023 annual qualitative assessment, we determined that there were no factors that would indicate the need to perform an additional quantitative goodwill impairment test. We concluded that it is more-likely-than-not that the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill. For our 2022 annual impairment test, we concluded that there was no impairment to goodwill as the fair value of our reporting units was greater than the carrying value.

Goodwill is only allocated to a divestiture if the set is considered to be a business. When we divest a portion of a reporting unit that constitutes a business in accordance with GAAP, we allocate goodwill associated with that business to be included in the gain or loss on divestiture. The goodwill allocated is based on the relative fair value of the business being divested and the portion of the reporting unit that will be retained. Additionally, after each divestiture, we will test the goodwill remaining in the portion of the reporting unit to be retained for impairment using a qualitative assessment unless we deem a quantitative assessment to be appropriate to ensure the fair value of our reporting units is greater than their carrying value.

For the years ended December 31, 2023 and 2022, after each divestiture, we concluded that it was more-likely-than not that the fair value of our reporting units was greater than their carrying value and thus there was no impairment to goodwill.

During the year ended December 31, 2022, we allocated $0.9 million of goodwill related to the sale of two funeral homes for a loss recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations.

See Note 4 to the Consolidated Financial Statements for additional information related to goodwill.

Intangible Assets

Our intangible assets include tradenames resulting from acquisitions and are included in *Intangible and other non-current assets, net* on our Consolidated Balance Sheet. Our tradenames are considered to have an indefinite life and are not subject to amortization. As such, we test our intangible assets for impairment on an annual basis as of August 31st each year. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more-likely-than not that the fair value of the tradename is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative impairment test.

We performed our most recent annual intangible assets impairment test as of August 31, 2023. We intend to perform a quantitative impairment test at least once every three years and perform a qualitative assessment during the remaining two years. We conducted a quantitative assessment in 2022 and a qualitative assessment in 2023. In addition to our intangible assets annual test, we assess the impairment of intangible assets whenever certain events or changes in circumstances indicate that the carrying value of the intangible asset may be greater than the fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results and significant negative industry or economic trends.

Our quantitative intangible asset impairment test involves estimates and management judgment. Our quantitative analysis is performed using the relief from royalty method, which measures the tradenames by determining the value of the royalties that we are relieved from paying due to our ownership of the asset. We determine the fair value of the asset by discounting the cash flows that represent a savings in lieu of paying a royalty fee for use of the tradename. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows and the determination and application of an appropriate royalty rate and discount rate. To estimate the royalty rates for the individual tradename, we mainly rely on the profit split method, but also consider the comparable third-party license agreements and the return on asset method. A scorecard is used to assess the relative strength of the individual tradename to further adjust the royalty rates selected under the profit-split method for qualitative factors. In accordance with the guidance, if the fair value of the tradename is less than its carrying amount, then an impairment charge is recorded in an amount equal to the difference.

As a result of our 2023 qualitative assessment, we determined that there were factors that would indicate the need to perform an additional quantitative impairment test for certain funeral home businesses. As a result of this additional quantitative impairment test, we recorded an impairment to the tradenames for two of our funeral homes of $0.2 million, during the year ended December 31, 2023, as the carrying amount of these tradenames exceeded the fair value.

For our 2022 annual impairment test performed as of August 31 each year, we concluded there that was no impairment to our intangible assets as the fair value of our intangible assets was greater than the carrying value.

See Note 11 to the Consolidated Financial Statements for additional information related to intangible assets.

Preneed and Perpetual Care Trust Funds

Preneed sales generally require deposits to a trust or purchase of a third-party insurance product. We have established a variety of trusts in connection with funeral home and cemetery operations as required under applicable state laws. Such trusts include (i) preneed funeral trusts; (ii) preneed cemetery merchandise and service trusts; and (iii) cemetery perpetual care trusts.

Our preneed and perpetual care trust funds are reported in accordance with the principles of consolidating Variable Interest Entities ("VIEs"). In the case of preneed trusts, the customers are the legal beneficiaries. In the case of perpetual care trusts, we do not have a right to access the corpus in the perpetual care trusts.

Our trust fund assets are reflected in our financial statements as *Preneed cemetery trust investments, Preneed funeral trust investments* and *Cemetery perpetual care trust investments.* We have recognized financial interests of third parties in the trust funds in our financial statements as *Deferred preneed funeral and cemetery receipts held in trust* and *Care trusts' corpus*.

The fair value of our trust fund assets are accounted for as Collateralized Financing Entities ("CFEs") in ASC Topic 810. The accounting guidance for CFEs allows companies to elect to measure both the financial assets and financial liabilities using the more observable of the fair value of the financial assets or fair value of the financial liabilities. Pursuant to this guidance, we have determined the fair value of the financial assets of the trusts are more observable and we first measure those financial assets at fair value. Our fair value of the financial liabilities mirror the fair value of the financial assets, in accordance with the ASC. Any changes in fair value are recognized in earnings.

In accordance with respective state laws, we are required to deposit a specified amount into perpetual and memorial care trust funds for each interment right and certain memorials sold. Income from the trust funds is distributed to us and used to provide for the care and maintenance of the cemeteries and mausoleums. Trust fund income is recognized as revenue when realized by the trust and distributable to us. We are restricted from withdrawing any of the principal balances of these funds.

An enterprise is required to perform an analysis to determine whether the enterprise's variable interest(s) give it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Our analysis continues to support our position as the primary beneficiary in the majority of our funeral and cemetery trust funds.

Our preneed funeral and preneed cemetery merchandise and service trusts, as well as the corresponding trust liabilities, are reflected in our financial statements net of an allowance for contract cancellations. We determine this allowance based on our five-year historical experience of contract cancellations. On an ongoing basis, we monitor our historical trend and adjust our allowance accordingly.

See Notes 8 and 9 to the Consolidated Financial Statements for additional information related to preneed and perpetual care trust funds.

Deferred Revenue

We have preneed funeral trust fund assets in trusts that are controlled and operated by third parties in which we do not have a controlling financial interest (less than 50%) in the trust assets. We account for these investments at cost, reflected in our financial statements as *Receivables from preneed funeral trusts, net,* with a corresponding amount recognized as *Deferred preneed funeral revenue*.

Under certain state regulations, we are allowed to retain certain amounts not required to be deposited to a trust or used to purchase a third-party insurance policy. These amounts we retain represent future revenue that are not held in trust accounts and are recorded in *Deferred preneed funeral and cemetery revenue.* Future revenue that are held in trust accounts are included in *Deferred preneed funeral and cemetery receipts held in trust* discussed above.

During the year ended December 31, 2023, we withdrew $8.6 million of realized capital gains and earnings from our preneed funeral and cemetery trust investments. In certain states, we are allowed to make these withdrawals prior to the delivery of preneed merchandise and service contracts. The realized capital gains and earnings withdrawn increase our cash flow from operations, but are not recognized as revenue in our Consolidated Statements of Operations, however, they reduce our *Preneed funeral trust investments* and *Preneed cemetery trust investments* and increase our *Deferred preneed funeral revenue* and *Deferred preneed cemetery revenue.*

Fair Value Measurements

We measure the securities held by our funeral merchandise and service, cemetery merchandise and service, and cemetery perpetual care trusts at fair value on a recurring basis in accordance with ASC Topic 820. This guidance defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

We disclose the extent to which fair value is used to measure financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. We currently do not have any assets that have fair values determined by Level 3 inputs and no liabilities measured at fair value.

In the ordinary course of business, we are typically exposed to a variety of market risks. Currently, these are primarily related to changes in fair market values related to outstanding debts and changes in the values of securities associated with the preneed and perpetual care trusts. Management is actively involved in monitoring exposure to market risk and developing and utilizing risk management techniques when appropriate and when available for a reasonable price.

See Notes 7 and 8 to the Consolidated Financial Statements for additional required disclosures related to the fair value measurement of our financial assets and liabilities.

Capitalized Commissions on Preneed Contracts

We capitalize sales commissions and other direct selling costs related to preneed cemetery merchandise and services and preneed funeral trust contracts as these costs are incremental and recoverable costs of obtaining a contract with a customer. Our capitalized commissions on preneed contracts are amortized on a straight-line basis over the average maturity period of ten years for our preneed funeral trust contracts and eight years for our preneed cemetery merchandise and services contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The selling costs related to the sales of cemetery interment rights, which include real property and other costs related to cemetery development activities, continue to be expensed using the specific identification method in the period in which the sale of the cemetery interment right is recognized as revenue. The selling costs related to preneed funeral insurance contracts continue to be expensed in the period incurred as these contracts are not included on our Consolidated Balance Sheet.

See Note 11 to the Consolidated Financial Statements for additional information related to capitalized commissions on preneed contracts.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The costs of ordinary maintenance and repairs are charged to operations as incurred, while renewals and major replacements that extend the useful economic life of the asset are capitalized. Depreciation of property, plant and equipment is computed based on the straight-line method over the following estimated useful lives of the assets:

	Years
Buildings and improvements	15 to 40
Furniture and fixtures	5 to 10
Machinery and equipment	3 to 15
Vehicles	5 to 7

Long-lived assets, such as property, plant and equipment and right-of-use assets (see discussion of Leases below) are reported at the lower of their carrying amount or fair value and are reviewed for impairment whenever events, such as significant negative industry or economic trends or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results. We evaluate our long-lived assets for impairment when a funeral home or cemetery business has negative earnings before interest, taxes, depreciation and amortization ("EBITDA") for four consecutive years and if there has been a decline in EBITDA in that same period. We test the recoverability of our long-lived assets by comparing their carrying value to the sum of the undiscounted cash flows expected to result from the use of the assets over their remaining useful lives. We recognize an impairment loss if the carrying amount of the long-lived asset is not recoverable and exceeds its fair value.

Additionally, assets to be disposed of and assets not expected to provide any future service potential are recorded at the lower of their carrying amount or fair value less estimated costs to sell. If we determine that the carrying value is not recoverable from the proceeds of the sale, we record an impairment loss at that time.

Property, plant and equipment is comprised of the following (in thousands):

	December 31, 2022	December 31, 2023
Land	$ 84,405	$ 87,635
Buildings and improvements	251,778	263,522
Furniture, equipment and vehicles	70,522	74,372
Property, plant and equipment, at cost	406,705	425,529
Less: accumulated depreciation	(128,599)	(138,045)
Property, plant and equipment, net	$ 278,106	$ 287,484

During the year ended December 31, 2023, we acquired $12.8 million of property, plant and equipment related to our acquisition of a business located in Bakersfield, CA, as more fully described in Note 3 to the Consolidated Financial Statements and $3.1 million related to the acquisition of real estate. Additionally, we sold real estate for $3.1 million, with a carrying value of $1.7 million, resulting in a gain on the sale of $1.4 million. We also divested one funeral home that had a carrying value of property, plant and equipment of $0.3 million, which was included in the loss on the sale of divestitures and recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations.

During the year ended December 31, 2022, we acquired $8.1 million of property, plant and equipment related to our business combinations, described in Note 3 to the Consolidated Financial Statements and $2.6 million related to real estate acquisitions. Additionally, we sold real estate for $3.3 million, with a carrying value of $1.8 million, resulting in a gain on the sale of $1.4 million, which was recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations. We also divested four funeral homes that had a carrying value of property, plant and equipment of $1.3 million, described in Note 5 to the Consolidated Financial Statements.

Our growth and maintenance capital expenditures totaled $18.4 million and $10.9 million for the years ended December 31, 2022 and 2023, respectively, for property, plant, equipment. In addition, we recorded depreciation expense of $13.8 million, $13.7 million and $14.7 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Cemetery Property

When we acquire a cemetery, we utilize an internal and external approach to determine the fair value of the cemetery property. From an external perspective, we obtain an accredited appraisal to provide reasonable assurance for property existence, property availability (unrestricted) for development, property lines, available spaces to sell, identifiable obstacles or easements and general valuation inclusive of known variables in that market. From an internal perspective, we conduct a detailed analysis of the acquired cemetery property using other cemeteries in our portfolio as a benchmark. This provides the added benefit of relevant data that is not available to third party appraisers. Through this thorough internal process, we are able to identify viable costs of property based on historical experience, particular markets and demographics, reasonable margins, practical retail prices and park infrastructure and condition.

Cemetery property was $104.2 million and $114.6 million, net of accumulated amortization of $59.0 million and $64.6 million at December 31, 2022 and 2023, respectively. When cemetery property is sold, the value of the cemetery property (interment right costs) is expensed as amortization using the specific identification method in the period in which the sale of the interment right is recognized as revenue. Our growth capital expenditures totaled $7.7 million and $7.1 million for the years ended December 31, 2022 and 2023, respectively, for cemetery property development. We recorded amortization expense for cemetery interment rights of $6.7 million, $6.1 million and $6.0 million for the years ended December 31, 2021, 2022 and 2023, respectively.

During the year ended December 31, 2023, we acquired cemetery property for $9.0 million related to our acquisition of a business located in Bakersfield, CA, as more fully described in Note 3 to the Consolidated Financial Statements. We also divested two cemeteries that had a carrying value of cemetery property of $0.8 million, which was included in the loss on the sale of divestitures and recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations.

During the year ended December 31, 2022, we divested one cemetery that had a carrying value of cemetery property of $0.1 million, which was included in the gain or loss on the sale of divestitures and recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations.

Leases

We have operating and finance leases. We lease certain office facilities, certain funeral homes, vehicles and equipment under operating leases with original terms ranging from one to twenty years. Many leases include one or more options to renew, some of which include options to extend the leases for up to forty years. We lease certain funeral homes, vehicles and equipment under finance leases with original terms ranging from three and a half to forty years. We do not have any material lease agreements with residual value guarantees, sale-leaseback terms, material restrictive covenants, related parties or sublease arrangements.

We determine if an arrangement is a lease at inception based on the facts and circumstances of the agreement. A right-of-use ("ROU") asset represents our right to use the underlying asset for the lease term and the lease liability represents our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized on our Consolidated Balance Sheet at the lease commencement date based on the present value of lease payments over the lease term. For our leases that do not provide an implicit interest rate in the agreement, we use our incremental borrowing rate based on the information available at the commencement date to determine the present value of lease payments.The lease terms used to calculate the ROU asset and related lease liability include options to extend the lease when it is reasonably certain that we will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense, while the expense for finance leases is recognized as depreciation expense and interest expense using the effective interest method of recognition. Variable lease payment amounts that cannot be determined at the commencement of the lease such as increases in lease payments based on changes in index rates or usage, are not included in the ROU assets or liabilities. These are expensed as incurred and recorded as variable lease expense. We have real estate lease agreements which require payments for lease and non-lease components and we account for these as a single lease component. Leases with an initial term of 12 months or less, that do not include an option to renew the underlying asset, are not recorded on our Consolidated Balance Sheet and expense is recognized on a straight-line basis over the lease term.

Operating lease ROU assets are included in *Operating lease right-of-use assets* and operating lease liabilities are included in *Current portion of operating lease obligation*s and *Obligations under operating leases, net of current portion* on our Consolidated Balance Sheet. Finance lease ROU assets are included in *Property, plant and equipment, net* and finance lease liabilities are included in *Current portion of finance lease obligations* and O*bligations under finance leases, net of current portion* on our Consolidated Balance Sheet.

See Note 15 to the Consolidated Financial Statements for additional information related to leases.

Equity Plans and Stock-Based Compensation

We have equity-based employee and director compensation plans under which we have granted stock awards, stock options and performance awards. We also have an employee stock purchase plan (the "ESPP"). We recognize compensation expense in an amount equal to the fair value of the stock-based awards expected to vest or to be purchased over the requisite service period. We recognize the effect of forfeitures in compensation cost when they occur and any previously recognized compensation cost for an award is reversed in the period that the award is forfeited.

Fair value is determined on the date of the grant. The fair value of restricted stock is determined using the stock price on the grant date. The fair value of options or awards containing options is determined using the Black-Scholes valuation model or the Monte-Carlo simulation pricing model. The fair value of the performance awards related to market performance conditions is determined using the Monte-Carlo simulation pricing model. The fair value of the ESPP is determined based on the discount element offered to employees and the embedded option element, which is determined using an option calculation model.

We recognize all excess tax benefits and tax deficiencies (including tax benefits of dividends on share-based payment awards) as income tax benefit or expense in the income statement. We treat the tax effects of exercised or vested awards as discrete items in the reporting period in which they occur. We did not have an excess tax benefit or deficiency related to share-based payments for the years ended December 31, 2023 and 2022. For the year ended December 31, 2021, the excess tax benefit was $1.2 million. The excess tax benefit and tax deficiency are recorded within *Tax benefit related to discrete items* on our Consolidated Statements of Operations. Excess tax benefits and deficiencies related to share-based payments are included in operating cash flows on the Consolidated Statements of Cash Flows.

See Note 18 to the Consolidated Financial Statements for additional information related to equity plans and stock-based compensation.

Revenue Recognition

Funeral and Cemetery Operations Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of funeral and cemetery merchandise and services and cemetery property interment rights. Control transfers when merchandise is delivered or services are performed. For cemetery property interment rights, control transfers to the customer when the property is developed and the interment right has been sold and can no longer be marketed or sold to another customer. On our atneed contracts, we generally deliver the merchandise and perform the services at the time of need.

Memorial services frequently include performance obligations to direct the service, provide facilities and motor vehicles, catering, flowers, and stationary products. All other performance obligations on these contracts, including arrangement, removal, preparation, embalming, cremation, interment, and delivery of urns and caskets and related memorialization merchandise are fulfilled at the time of need. Personalized marker merchandise and marker installation services sold on atneed contracts are recognized when control is transferred to the customer, generally when the marker is delivered and installed in the cemetery.

Some of our contracts with customers include multiple performance obligations. For these contracts, we allocate the transaction price to each performance obligation based on its relative standalone selling price, which is based on prices charged to customers per our general price list. Package discounts are reflected net in *Revenue*. We recognize revenue when the merchandise is transferred or the service is performed, in satisfaction of the corresponding performance obligation. Sales taxes collected are recognized on a net basis in our Consolidated Financial Statements.

Ancillary funeral service revenue, which is recorded in *Other revenue,* represents revenue from our flower shop, monument company, pet cremation business and online cremation businesses.

The earnings from our preneed trust investments, as well as trust management fees charged by our wholly-owned registered investment advisory firm CSV RIA are recorded in *Other revenue*. At December 31, 2023, CSV RIA provided investment management and advisory services to approximately 80% of our trust assets, for a fee based on the market value of trust assets. Under state trust laws, we are allowed to charge the trust a fee for advising on the investment of the trust assets and these fees are recognized as income in the period in which services are provided.

Balances due on undelivered preneed funeral trust contracts have been reclassified to reduce *Deferred preneed funeral revenue* on our Consolidated Balance Sheet of $8.9 million and $10.7 million at December 31, 2022 and 2023, respectively. As these performance obligations are to be completed after the date of death, we cannot quantify the recognition of revenue in future periods. However, we estimate an average maturity period of ten years for preneed funeral contracts.

Balances due from customers on delivered preneed cemetery contracts are included in *Accounts receivable, net* and *Preneed cemetery receivables, net* on our Consolidated Balance Sheet. Balances due on undelivered preneed cemetery contracts have been reclassified to reduce *Deferred preneed cemetery revenue* on our Consolidated Balance Sheet. The transaction price allocated to preneed merchandise and service performance obligations that were unfulfilled were $11.6 million and $15.8 million at December 31, 2022 and 2023, respectively. As these performance obligations are to be completed after the date of death, we cannot quantify the recognition of revenue in future periods. However, we estimate an average maturity period of eight years for preneed cemetery contracts.

See Note 21 to the Consolidated Financial Statements for additional information related to revenue.

Income Taxes

We and our subsidiaries file a consolidated U. S. federal income tax return, separate income tax returns in 15 states in which we operate and combined or unitary income tax returns in 14 states in which we operate. We record deferred taxes for temporary differences between the tax basis and financial reporting basis of assets and liabilities. We classify our deferred tax liabilities and assets as non-current on our Consolidated Balance Sheet.

We record a valuation allowance to reflect the estimated amount of deferred tax assets for which realization is uncertain. Management reviews the valuation allowance at the end of each quarter and makes adjustments if it is determined that it is more-likely-than not that the tax benefits will be realized.

We analyze tax benefits for uncertain tax positions and how they are to be recognized, measured, and derecognized in the financial statements; provide certain disclosures of uncertain tax matters; and specify how reserves for uncertain tax positions should be classified on our Consolidated Balance Sheet.

See Note 17 to the Consolidated Financial Statements for additional information related to income taxes.

Computation of Earnings Per Common Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options and performance awards.

Share-based awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are recognized as participating securities and included in the computation of both basic and diluted earnings per share. Our grants of restricted stock awards to our employees and directors are considered participating securities, and we have prepared our earnings per share calculations attributable to common stockholders to exclude outstanding unvested restricted stock awards, using the two-class method, in both the basic and diluted weighted average shares outstanding calculation.

Our performance awards are considered to be contingently issuable shares because their issuance is contingent upon the satisfaction of certain performance and service conditions. In accordance with ASC 260, we have included in the computation of diluted earnings per share the number of performance awards that would have been issuable as if the end of the reporting period was the end of the contingency period. These shares are considered to be outstanding at the beginning of the reporting period.

See Note 20 to the Consolidated Financial Statements for additional information related to the computation of earnings per share.

Subsequent Events

We have evaluated events and transactions during the period subsequent to December 31, 2023 through the date the financial statements were issued for potential recognition or disclosure in the accompanying financial statements covered by this report.

See Note 24 to the Consolidated Financial Statements for additional information related to subsequent events.

2. RECENTLY ISSUED ACCOUNTING STANDARDS

Credit Losses - Vintage Disclosures

In March 2022, the FASB issued ASU, *Financial Instruments - Credit Losses* ("Topic 326") to make the requirement to disclose gross write-offs by class of financing receivable and major security type consistent for all public business entities. The amendment in this update provides specific guidance on the disclosure for current period write-offs by year of origination for financing receivables. This amendment is effective for fiscal years beginning after December 15, 2022, and therefore was effective for us beginning January 1, 2023. Our adoption of these amendments had no impact on our consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

Segment Reporting

In November 2023, the FASB issued ASU, *Segment Reporting - Improvements to Reportable Segment Disclosures* ("Topic 280") to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update require that a public entity disclose, on an annual and interim basis (1) significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss; and (2) an amount for other segment items, as described in the amendments, by reportable segment and a description of its composition. Additionally, the amendments require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We plan to adopt the amendments of Topic 280 for our fiscal year beginning January 1, 2024 and interim periods within our fiscal year beginning January 1, 2025. We expect the adoption will have no impact on our consolidated financial statements.

Income Taxes

In December 2023, the FASB issued ASU, *Income Taxes - Improvements to Income Tax Disclosures* ("Topic 740") to enhance the transparency about income tax information through improvements to income tax disclosures primarily related to rate reconciliation and income taxes paid information. The amendments in this update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation; and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The amendments in this update also require that all entities disclose on an annual basis (1) the amount of net income taxes paid disaggregated by federal and state taxes; and (2) the amount of net income taxes paid disaggregated by individual jurisdictions in which net income taxes paid is equal to or greater than five percent of total net income taxes paid. The amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. We plan to adopt the amendments of Topic 740 for our fiscal year beginning January 1, 2025. We expect the adoption will have no impact on our consolidated financial statements.

3. BUSINESS COMBINATIONS

On March 22, 2023, we acquired a business consisting of three funeral homes, two cemeteries and one cremation focused business in the Bakersfield, CA area for $44.0 million in cash. We acquired substantially all of the assets and assumed certain operating liabilities of this business.

The pro forma impact of these acquisitions on prior periods is not presented, as the impact is not significant to our reported results. The results of the acquired businesses are reflected in our Consolidated Statements of Operations from the date of acquisition.

The following table summarizes the breakdown of the purchase price allocation for our Bakersfield, CA business acquisition (in thousands):

	Initial Purchase Price Allocation		Adjustments		Adjusted Purchase Price Allocation
Current assets	$	7,087	$	131	$	7,218
Preneed trust assets		—		11,428		11,428
Property, plant & equipment		12,577		245		12,822
Cemetery property		9,035		—		9,035
Goodwill		13,612		(106)		13,506
Intangible and other non-current assets		3,763		—		3,763
Assumed liabilities		(300)		(66)		(366)
Preneed trust liabilities		—		(11,428)		(11,428)
Deferred revenue		(1,774)		(204)		(1,978)
Purchase price	$	44,000	$	—	$	44,000

The current assets relate to accounts receivable and inventory. The intangible and other non-current assets relate to the fair value of tradenames and right-of-use operating lease assets. The assumed liabilities relate to operating lease obligations and commissions payable. As of December 31, 2023, our accounting for this acquisition is complete.

The following table summarizes the fair value of the assets acquired and liabilities assumed for this business (in thousands):

Acquisition Date	Type of Business	Market	Assets Acquired (Excluding Goodwill)	Goodwill Recorded	Liabilities and Debt Assumed
March 22, 2023	Three Funeral Homes, Two Cemeteries and One Cremation Focused Business	Bakersfield, CA	$ 44,266	$ 13,506	$ (13,772)

During the year ended December 31, 2022, we acquired a business consisting of two funeral homes in Kissimmee, FL for $6.3 million in cash and a business consisting of three funeral homes, one cemetery and one cremation focused business in the Charlotte, NC area for $25.0 million in cash. We acquired substantially all of the assets and assumed certain operating liabilities of these businesses.

The following table summarizes the breakdown of the purchase price allocation for our 2022 business acquisitions (in thousands):

	Purchase Price Allocation
Current assets	$ 219
Preneed trust assets	4,146
Property, plant & equipment	8,146
Cemetery property	2,375
Goodwill	19,511
Intangible and other non-current assets	2,145
Preneed trust liabilities	(4,146)
Deferred revenue	(1,146)
Purchase price	$ 31,250

The intangible and other non-current assets relate to the fair value of tradenames and non-compete agreements. The goodwill recorded for our 2022 business acquisitions is expected to be deductible for tax purposes. As of December 31, 2022, our accounting for our 2022 business acquisitions is complete.

The following table summarizes the fair value of the assets acquired and the liabilities assumed for these businesses (in thousands):

Acquisition Date	Type of Business	Market	Assets Acquired (Excluding Goodwill)	Goodwill Recorded	Liabilities and Debt Assumed
August 8, 2022	Two Funeral Homes	Kissimmee FL	$ 4,995	$ 2,694	$ (1,439)
October 25, 2022	Three Funeral Homes, One Cemetery and One Cremation Focused Business	Charlotte, NC	$ 12,036	$ 16,817	$ (3,853)

4. GOODWILL

Many of the former owners and staff of our acquired funeral homes and certain cemeteries have provided high quality service to families for generations, which often represents a substantial portion of the value of a business. The excess of the purchase price over the fair value of identifiable net assets of funeral home businesses and cemeteries acquired is recorded as goodwill.

The following table presents changes in goodwill in the accompanying Consolidated Balance Sheet (in thousands):

	December 31, 2022	December 31, 2023
Goodwill at the beginning of year	$ 391,972	$ 410,137
Increase in goodwill related to acquisitions	19,511	13,506
Decrease in goodwill related to divestitures	(901)	—
Decrease in goodwill related to assets held for sale	(445)	—
Goodwill at the end of the year	$ 410,137	$ 423,643

During the year ended December 31, 2023, we recognized $13.5 million in goodwill related to our acquisition of a business located in Bakersfield, CA, of which $4.5 million was allocated to our cemetery segment and $9.0 million was allocated to our funeral home segment.

During the year ended December 31, 2022, we recognized $19.5 million in goodwill related to our 2022 business acquisitions, of which $7.4 million was allocated to our cemetery segment and $12.1 million was allocated to our funeral home segment.

Additionally, during the year ended December 31, 2022, we allocated $0.9 million of goodwill to the sale of two funeral homes for a loss recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations. We also recorded a $0.4 million goodwill impairment related to one funeral home and two cemeteries that were classified as held for sale at the balance sheet date, which was recorded in *Net loss on divestitures, disposals and impairment charges in* our Consolidated Statements of Operations.

See Notes 1, 3, and 5 to the Consolidated Financial Statements for a discussion of the methodology used for our annual goodwill impairment test and a discussion of our acquisitions and divestitures.

5. DIVESTED OPERATIONS

During the year ended December 31, 2023, we sold two funeral homes and two cemeteries for an aggregate of $1.1 million and merged one funeral home with another business we own in a nearby market. During the year ended December 31, 2022, we sold four funeral homes for an aggregate of $1.5 million and merged one funeral home with another business we own in a nearby market. During 2021, we sold two funeral homes and one cemetery for an aggregate of $2.5 million and we merged six funeral homes with other businesses we own in nearby markets.

The operating results of these divested funeral homes and cemeteries are reflected on our Consolidated Statements of Operations as shown in the table below (in thousands):

	Years Ended December 31,					
		2021		**2022**		**2023**
Revenue	$	1,070	$	656	$	242
Operating income		6		54		6
Net loss on divestitures[1]		(62)		(736)		(106)
Income tax benefit		16		193		28
Net loss from divested operations, after tax	$	(40)	$	(488)	$	(72)

(1) Net loss on divestitures is recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations.

6. RECEIVABLES

Accounts Receivable

Accounts receivable is comprised of the following (in thousands):

	December 31, 2023							
		Funeral		**Cemetery**		**Corporate**		**Total**
Trade and financed receivables	$	8,822	$	18,459	$	—	$	27,281
Other receivables		404		595		286		1,285
Allowance for credit losses		(266)		(1,240)		—		(1,506)
Accounts receivable, net	$	8,960	$	17,814	$	286	$	27,060

	December 31, 2022							
		Funeral		**Cemetery**		**Corporate**		**Total**
Trade and financed receivables	$	9,518	$	14,429	$	—	$	23,947
Other receivables		643		833		48		1,524
Allowance for credit losses		(311)		(702)		—		(1,013)
Accounts receivable, net	$	9,850	$	14,560	$	48	$	24,458

Other receivables include supplier rebates, commissions due from third party insurance companies and perpetual care income receivables. We do not provide an allowance for credit losses for these receivables as we have historically not had any collectability issues nor do we expect any in the foreseeable future.

The following table summarizes the activity in our allowance for credit losses by portfolio segment for the year ended December 31, 2023 (in thousands):

	January 1, 2023	Provision for Credit Losses	Write Offs	Recoveries	December 31, 2023
Trade and financed receivables:					
Funeral	$ (311)	$ (1,088)	$ 2,229	$ (1,096)	$ (266)
Cemetery	(702)	(739)	201	—	(1,240)
Total allowance for credit losses on Trade and financed receivables	$ (1,013)	$ (1,827)	$ 2,430	$ (1,096)	$ (1,506)

Cemetery Receivables

Our cemetery receivables are comprised of the following (in thousands):

	December 31, 2022	December 31, 2023
Interment rights	$ 45,351	$ 60,863
Merchandise and services	8,585	11,223
Unearned finance charges	4,894	5,669
Cemetery receivables	$ 58,830	$ 77,755

The components of our cemetery receivables are as follows (in thousands):

	December 31, 2022	December 31, 2022
Cemetery receivables	$ 58,830	$ 77,755
Less: unearned finance charges	(4,894)	(5,669)
Cemetery receivables, at amortized cost	$ 53,936	$ 72,086
Less: allowance for credit losses	(1,985)	(3,495)
Less: balances due on undelivered cemetery preneed contracts	(11,552)	(15,797)
Less: amounts in accounts receivable	(13,727)	(17,219)
Preneed cemetery receivables, net	$ 26,672	$ 35,575

The following table summarizes the activity in our allowance for credit losses for *Preneed cemetery receivables, net* for the year ended December 31, 2023 (in thousands):

	January 1, 2023	Provision for Credit Losses	Write Offs	December 31, 2023
Total allowance for credit losses on *Preneed cemetery receivables, net*	$ (1,283)	$ (1,223)	$ 251	$ (2,255)

The amortized cost basis of our cemetery receivables by year of origination as of December 31, 2023 is as follows (in thousands):

	2023	2022	2021	2020	2019	Prior	Total
Total cemetery receivables, at amortized cost	$ 35,122	$ 19,478	$ 10,020	$ 4,584	$ 1,432	$ 1,450	$ 72,086

The aging of past due cemetery receivables as of December 31, 2023 is as follows (in thousands):

	31-60 Past Due	61-90 Past Due	91-120 Past Due	>120 Past Due	Total Past Due	Current	Total
Recognized revenue	$ 1,877	$ 715	$ 353	$ 3,790	$ 6,735	$ 49,554	$ 56,289
Deferred revenue	466	139	90	1,388	2,083	19,383	21,466
Total contracts	$ 2,343	$ 854	$ 443	$ 5,178	$ 8,818	$ 68,937	$ 77,755

The aging of past due preneed cemetery receivables as of December 31, 2022 is as follows (in thousands):

	31-60 Past Due	61-90 Past Due	91-120 Past Due	>120 Past Due	Total Past Due	Current	Total
Recognized revenue	$ 864	$ 555	$ 180	$ 2,146	$ 3,745	$ 38,639	$ 42,384
Deferred revenue	285	184	74	1,009	1,552	14,894	16,446
Total contracts	$ 1,149	$ 739	$ 254	$ 3,155	$ 5,297	$ 53,533	$ 58,830

7. FAIR VALUE MEASUREMENTS

We evaluated our financial assets and liabilities for those that met the criteria of the disclosure requirements and fair value framework. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate the fair values of those instruments due to the short-term nature of the instruments. The fair values of our receivables on preneed cemetery contracts are impracticable to estimate because of the lack of a trading market and the diverse number of individual contracts with varying terms. Our acquisition debt and Credit Facility (as defined in Note 12) and Senior Notes (as defined in Note 14) are classified within Level 2 of the Fair Value Measurements hierarchy.

At December 31, 2023, the carrying value and fair value of our Credit Facility was $179.1 million. We believe that our Credit Facility bears interest at a rate that approximates prevailing market rates for instruments with similar characteristics and therefore, the carrying value of our Credit Facility approximates fair value. We estimate the fair value of our acquisition debt utilizing an income approach, which uses a present value calculation to discount payments based on current market rates as of the reporting date. At December 31, 2023, the carrying value of our acquisition debt was $6.0 million, which approximated its fair value. The fair value of our Senior Notes was $355.4 million at December 31, 2023 based on the last traded or broker quoted price.

In addition, we have an investment in a limited partnership fund, whose fair value has been estimated using the net asset value per share practical expedient described in ASC 820-10-35-59, *Fair Value Measurement of Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* and therefore, has not been classified in the fair value hierarchy. The investment strategy of this fund is to generate attractive risk-adjusted returns over a multi-year performance period through the construction of a concentrated portfolio of investments possessing certain distinct business attributes that suggest the potential for long-term value creation. The value of the investments in this fund cannot be redeemed at December 31, 2023 because the investments include restrictions that do not allow for redemption within the first 12 months after acquisition. Our unfunded commitment for this investment at December 31, 2023 is $10.0 million.

We identified investments in fixed income securities, common stock and mutual funds presented within the preneed and perpetual care trust investments categories on our Consolidated Balance Sheet as having met the criteria for fair value measurement. Our receivables from preneed funeral trusts represent assets in trusts which are controlled and operated by third parties in which we do not have a controlling financial interest (less than 50%) in the trust assets. We account for these investments at cost.

The following three-level valuation hierarchy based upon the transparency of inputs is utilized in the measurement and valuation of financial assets or liabilities as of the measurement date:

- Level 1—Fair value of securities based on unadjusted quoted prices for identical assets or liabilities in active markets. Our investments classified as Level 1 securities include cash, U.S. treasury debt, common stock and equity mutual funds;

- Level 2—Fair value of securities estimated based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation. These inputs include interest rates, yield curves, credit risk, prepayment speeds, rating and tax-exempt status. Our investments classified as Level 2 securities include U.S. agency obligations, foreign debt, corporate debt, preferred stocks, certificates of deposit and fixed income mutual funds and other investments.

- Level 3—Unobservable inputs based upon the reporting entity's internally developed assumptions, which market participants would use in pricing the asset or liability. As of December 31, 2022 and 2023, we did not have any assets that had fair values determined by Level 3 inputs and no liabilities measured at fair value.

See Notes 8 and 9 to our Consolidated Financial Statements for the fair value hierarchy levels of our trust investments.

8. TRUST INVESTMENTS

Preneed trust investments represent trust fund assets that we are generally permitted to withdraw as the services and merchandise are provided to customers. Preneed funeral and cemetery contracts are secured by payments from customers, less amounts not required by law to be deposited into trust. These earnings are recognized in *Other revenue* on our Consolidated Statements of Operations, when a service is performed or merchandise is delivered. Trust management fees charged by CSV RIA are included as revenue in the period in which they are earned. Our investments are diversified across multiple industry segments using a balanced allocation strategy to minimize long-term risk. We do not intend to sell and it is likely that we will not be required to sell the securities prior to their anticipated recovery.

Cemetery perpetual care trust investments represent a portion of the proceeds from the sale of cemetery property interment rights that we are required by various state laws to deposit into perpetual care trust funds. The income earned from these perpetual care trusts offsets maintenance expenses for cemetery property and memorials. This trust fund income is recognized in *Other revenue.*

Changes in the fair value of our trust fund assets (*Preneed funeral, cemetery and perpetual care trust investments*) are offset by changes in the fair value of our trust fund liabilities (*Deferred preneed funeral and cemetery receipts held in trust* and *Care trusts' corpus*) and reflected in *Other, net.* There is no impact on earnings until such time the services are performed or the merchandise is delivered, causing the contract to be withdrawn from the trust in accordance with state regulations and the gain or loss is allocated to the contract.

We rely on our trust investments to provide funding for the various contractual obligations that arise upon maturity of the underlying preneed contracts. Because of the long-term relationship between the establishment of trust investments and the required performance of the underlying contractual obligations, the impact of current market conditions that may exist at any given time is not necessarily indicative of our ability to generate profit on our future performance obligations.

Preneed Cemetery Trust Investments

The components of *Preneed cemetery trust investments* on our Consolidated Balance Sheet are as follows (in thousands):

	December 31, 2022	December 31, 2023
Preneed cemetery trust investments, at market value	$ 98,269	$ 99,461
Less: allowance for contract cancellation	(3,204)	(3,087)
Preneed cemetery trust investments	$ 95,065	$ 96,374

The cost and market values associated with preneed cemetery trust investments at December 31, 2023 are detailed below (in thousands):

	Fair Value Hierarchy Level	Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
Cash and money market accounts	1	$ 9,643	$ —	$ —	$ 9,643
Fixed income securities:					
U.S. agency obligations	2	803	1	(51)	753
Foreign debt	2	7,764	1,371	(17)	9,118
Corporate debt	2	15,071	342	(3,657)	11,756
Preferred stock	2	10,965	473	(1,572)	9,866
Certificates of deposit	2	79	—	(7)	72
Common stock	1	43,057	9,466	(7,935)	44,588
Limited partnership fund		3,575	—	(3)	3,572
Mutual funds:					
Equity	1	553	10	(30)	533
Fixed income	2	11,369	16	(2,759)	8,626
Trust securities		$ 102,879	$ 11,679	$ (16,031)	$ 98,527
Accrued investment income		$ 934			$ 934
Preneed cemetery trust investments					$ 99,461
Market value as a percentage of cost					95.8%

The estimated maturities of the fixed income securities (excluding mutual funds) included above are as follows (in thousands):

Due in one year or less	$ 140
Due in one to five years	9,177
Due in five to ten years	5,657
Thereafter	16,591
Total fixed income securities	$ 31,565

The cost and market values associated with preneed cemetery trust investments at December 31, 2022 are detailed below (in thousands):

	Fair Value Hierarchy Level	Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
Cash and money market accounts	1	$ 10,434	$ —	$ —	$ 10,434
Fixed income securities:					
U.S. agency obligations	2	803	—	(72)	731
Foreign debt	2	12,241	910	(644)	12,507
Corporate debt	2	15,066	104	(4,139)	11,031
Preferred stock	2	12,560	436	(1,789)	11,207
Certificate of deposit	2	79	—	(8)	71
Common stock	1	42,929	5,102	(6,228)	41,803
Mutual funds:					
Equity	1	362	—	(33)	329
Fixed Income	2	12,324	10	(3,310)	9,024
Trust Securities		$ 106,798	$ 6,562	$ (16,223)	$ 97,137
Accrued investment income		$ 1,132			$ 1,132
Preneed cemetery trust investments					$ 98,269
Market value as a percentage of cost					91.0%

The following table summarizes our fixed income securities (excluding mutual funds) within our preneed cemetery trust investments in an unrealized loss position at December 31, 2023, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

	December 31, 2023					
	In Loss Position Less than 12 months		In Loss Position Greater than 12 months		Total	
	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses
Fixed income securities:						
U.S. agency obligations	$ —	$ —	$ 613	$ (51)	$ 613	$ (51)
Foreign debt	284	(5)	209	(12)	493	(17)
Corporate debt	666	(62)	4,239	(3,595)	4,905	(3,657)
Preferred stock	45	—	7,821	(1,572)	7,866	(1,572)
Certificates of deposit	—	—	72	(7)	72	(7)
Total fixed income securities with an unrealized loss	$ 995	$ (67)	$ 12,954	$ (5,237)	$ 13,949	$ (5,304)

The following table summarizes our fixed income securities (excluding mutual funds) within our preneed cemetery trust investments in an unrealized loss position at December 31, 2022, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

| | December 31, 2022 | | | | | |
| | In Loss Position Less than 12 months | | In Loss Position Greater than 12 months | | Total | |
	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses
Fixed income securities:						
U.S. agency obligations	$ 732	$ (72)	$ —	$ —	$ 732	$ (72)
Foreign debt	5,394	(308)	744	(336)	6,138	(644)
Corporate debt	8,037	(3,922)	563	(217)	8,600	(4,139)
Preferred stock	7,146	(1,271)	2,517	(518)	9,663	(1,789)
Certificates of deposit	71	(8)	—	—	71	(8)
Total fixed income securities with an unrealized loss	$ 21,380	$ (5,581)	$ 3,824	$ (1,071)	$ 25,204	$ (6,652)

Preneed cemetery trust investment security transactions recorded in *Other, net* on our Consolidated Statements of Operations are as follows (in thousands):

| | Years ended December 31, | | |
	2021	2022	2023
Investment income	$ 2,147	$ 2,219	$ 2,479
Realized gains	18,321	10,619	3,492
Realized losses	(6,626)	(2,548)	(2,507)
Unrealized gains (losses), net	6,047	(9,661)	(4,352)
Expenses and taxes	(1,715)	(1,748)	(1,653)
Net change in deferred preneed cemetery receipts held in trust	(18,174)	1,119	2,541
	$ —	$ —	$ —

Purchases and sales of investments in the preneed cemetery trusts are as follows (in thousands):

| | Years ended December 31, | | |
	2021	2022	2023
Purchases	$ (41,414)	$ (8,336)	$ (22,478)
Sales	43,265	8,248	18,378

Preneed Funeral Trust Investments

Preneed funeral trust investments represent trust fund assets that we are permitted to withdraw as services and merchandise are provided to customers. Preneed funeral contracts are secured by payments from customers, less retained amounts not required to be deposited into trust.

The components of *Preneed funeral trust investments* on our Consolidated Balance Sheet are as follows (in thousands):

	December 31, 2022	December 31, 2023
Preneed funeral trust investments, at market value	$ 107,995	$ 111,247
Less: allowance for contract cancellation	(3,442)	(3,405)
Preneed funeral trust investments	$ 104,553	$ 107,842

The cost and market values associated with preneed funeral trust investments at December 31, 2023 are detailed below (in thousands):

	Fair Value Hierarchy Level	Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
Cash and money market accounts	1	$ 26,707	$ —	$ —	$ 26,707
Fixed income securities:					
U. S. treasury debt	1	451	—	(34)	417
Foreign debt	2	7,300	1,297	(16)	8,581
Corporate debt	2	13,848	323	(3,255)	10,916
Preferred stock	2	9,786	442	(1,468)	8,760
Common stock	1	38,600	8,858	(6,855)	40,603
Limited partnership fund		3,383	—	(2)	3,381
Mutual funds:					
Equity	1	401	3	(29)	375
Fixed income	2	9,513	15	(2,383)	7,145
Other investments	2	3,510	—	—	3,510
Trust securities		$ 113,499	$ 10,938	$ (14,042)	$ 110,395
Accrued investment income		$ 852			$ 852
Preneed funeral trust investments					$ 111,247
Market value as a percentage of cost					97.3%

The estimated maturities of the fixed income securities (excluding mutual funds) included above are as follows (in thousands):

Due in one year or less	$ 46
Due in one to five years	8,317
Due in five to ten years	5,193
Thereafter	15,118
Total fixed income securities	$ 28,674

The cost and market values associated with preneed funeral trust investments at December 31, 2022 are detailed below (in thousands):

	Fair Value Hierarchy Level	Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
Cash and money market accounts	1	$ 29,641	$ —	$ —	$ 29,641
Fixed income securities:					
U.S. treasury debt	1	484	—	(45)	439
Foreign debt	2	10,851	818	(555)	11,114
Corporate debt	2	12,735	89	(3,443)	9,381
Preferred stock	2	10,730	391	(1,564)	9,557
Common stock	1	36,478	4,485	(5,187)	35,776
Mutual funds:					
Equity	1	326	—	(30)	296
Fixed income	2	9,907	9	(2,691)	7,225
Other investments	2	3,592	—	—	3,592
Trust securities		$ 114,744	$ 5,792	$ (13,515)	$ 107,021
Accrued investment income		$ 974			$ 974
Preneed funeral trust investments					$ 107,995
Market value as a percentage of cost					93.3%

The following table summarizes our fixed income securities (excluding mutual funds) within our preneed funeral trust investment in an unrealized loss position at December 31, 2023, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

| | December 31, 2023 | | | | | |
| | In Loss Position Less than 12 months | | In Loss Position Greater than 12 months | | Total | |
	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses
Fixed income securities:						
U.S. treasury debt	$ —	$ —	$ 371	$ (34)	$ 371	$ (34)
Foreign debt	269	(5)	198	(11)	467	(16)
Corporate debt	630	(59)	3,802	(3,196)	4,432	(3,255)
Preferred stock	—	—	7,078	(1,468)	7,078	(1,468)
Total fixed income securities with an unrealized loss	$ 899	$ (64)	$ 11,449	$ (4,709)	$ 12,348	$ (4,773)

The following table summarizes our fixed income securities (excluding mutual funds) within our preneed funeral trust investment in an unrealized loss position at December 31, 2022, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

| | December 31, 2022 | | | | | |
| | In Loss Position Less than 12 months | | In Loss Position Greater than 12 months | | Total | |
	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses
Fixed income securities:						
U.S. treasury debt	$ 439	$ (45)	$ —	$ —	$ 439	$ (45)
Foreign debt	4,766	(274)	626	(281)	5,392	(555)
Corporate debt	6,742	(3,248)	506	(195)	7,248	(3,443)
Preferred stock	5,908	(1,099)	2,261	(465)	8,169	(1,564)
Total fixed income securities with an unrealized loss	$ 17,855	$ (4,666)	$ 3,393	$ (941)	$ 21,248	$ (5,607)

Preneed funeral trust investment security transactions recorded in *Other, net* on our Consolidated Statements of Operations are as follows (in thousands):

| | Years ended December 31, | | |
	2021	2022	2023
Investment income	$ 1,747	$ 1,700	$ 2,004
Realized gains	17,091	9,446	3,354
Realized losses	(6,155)	(2,301)	(2,170)
Unrealized gains (losses), net	5,665	(7,723)	(3,104)
Expenses and taxes	(1,221)	958	(848)
Net change in deferred preneed funeral receipts held in trust	(17,127)	(2,080)	764
	$ —	$ —	$ —

Purchases and sales of investments in the preneed funeral trusts are as follows (in thousands):

| | Years ended December 31, | | |
	2021	2022	2023
Purchases	$ (38,175)	$ (6,239)	$ (21,425)
Sales	40,658	7,419	17,300

Cemetery Perpetual Care Trust Investments

Care trusts' corpus on our Consolidated Balance Sheet represent the corpus of those trusts plus undistributed income. The components of *Care trusts' corpus* are as follows (in thousands):

	December 31, 2022	December 31, 2023
Cemetery perpetual care trust investments, at market value	$ 66,307	$ 85,331
Obligations due from trust	(812)	(980)
Care trusts' corpus	$ 65,495	$ 84,351

The following table reflects the cost and market values associated with the trust investments held in perpetual care trust funds at December 31, 2023 (in thousands):

	Fair Value Hierarchy Level	Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
Cash and money market accounts	1	$ 6,688	$ —	$ —	$ 6,688
Fixed income securities:					
Foreign debt	2	7,101	1,177	(18)	8,260
Corporate debt	2	13,491	334	(3,367)	10,458
Preferred stock	2	10,723	415	(1,435)	9,703
Common stock	1	36,413	8,098	(6,580)	37,931
Limited partnership fund		3,042	—	(2)	3,040
Mutual funds:					
Equity	1	467	5	(26)	446
Fixed income	2	10,326	14	(2,382)	7,958
Trust securities		$ 88,251	$ 10,043	$ (13,810)	$ 84,484
Accrued investment income		$ 847			$ 847
Cemetery perpetual care investments					$ 85,331
Market value as a percentage of cost					95.7%

The estimated maturities of the fixed income securities (excluding mutual funds) included above are as follows (in thousands):

Due in one year or less	$ —
Due in one to five years	7,563
Due in five to ten years	5,005
Thereafter	15,853
Total fixed income securities	$ 28,421

The following table reflects the cost and market values associated with the trust investments held in perpetual care trust funds at December 31, 2022 (in thousands):

	Fair Value Hierarchy Level	Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
Cash and money market accounts	1	$ 5,326	$ —	$ —	$ 5,326
Fixed income securities:					
Foreign debt	2	8,746	600	(470)	8,876
Corporate debt	2	10,540	118	(2,961)	7,697
Preferred stock	2	9,831	287	(1,374)	8,744
Common stock	1	28,625	3,443	(4,297)	27,771
Mutual funds:					
Equity	1	345	2	(22)	325
Fixed income	2	9,046	26	(2,310)	6,762
Trust securities		$ 72,459	$ 4,476	$ (11,434)	$ 65,501
Accrued investment income		$ 806			$ 806
Cemetery perpetual care investments					$ 66,307
Market value as a percentage of cost					90.4%

The following table summarizes our fixed income securities (excluding mutual funds) within our perpetual care trust investment in an unrealized loss position at December 31, 2023, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

	December 31, 2023					
	In Loss Position Less than 12 months		In Loss Position Greater than 12 months		Total	
	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses
Fixed income securities:						
Foreign debt	$ 440	$ (8)	$ 178	$ (10)	$ 618	$ (18)
Corporate debt	567	(53)	3,879	(3,314)	4,446	(3,367)
Preferred stock	—	—	7,301	(1,435)	7,301	(1,435)
Total fixed income securities with an unrealized loss	$ 1,007	$ (61)	$ 11,358	$ (4,759)	$ 12,365	$ (4,820)

The following table summarizes our fixed income securities within our perpetual care trust investment in an unrealized loss position at December 31, 2022, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

	December 31, 2022					
	In Loss Position Less than 12 months		In Loss Position Greater than 12 months		Total	
	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses
Fixed income securities:						
Foreign debt	$ 4,123	$ (218)	$ 554	$ (252)	$ 4,677	$ (470)
Corporate debt	5,413	(2,818)	371	(143)	5,784	(2,961)
Preferred stock	6,066	(1,032)	1,659	(342)	7,725	(1,374)
Total fixed income securities with an unrealized loss	$ 15,602	$ (4,068)	$ 2,584	$ (737)	$ 18,186	$ (4,805)

Perpetual care trust investment security transactions recorded in *Other, net* on our Consolidated Statements of Operations are as follows (in thousands):

	Years ended December 31,					
		2021		2022		2023
Realized gains	$	2,474	$	1,454	$	1,025
Realized losses		(950)		(309)		(639)
Unrealized gains (losses), net		4,421		(6,958)		(3,767)
Net change in care trusts' corpus		(5,945)		5,813		3,381
Total	$	—	$	—	$	—

Perpetual care trust investment security transactions recorded in *Other revenue* are as follows (in thousands):

	Years ended December 31,					
		2021		2022		2023
Investment income	$	10,443	$	11,425	$	12,824
Realized losses		(118)		(2,427)		(1,583)
Total	$	10,325	$	8,998	$	11,241

Purchases and sales of investments in the perpetual care trusts are as follows (in thousands):

	Years ended December 31,					
		2021		2022		2023
Purchases	$	(28,317)	$	(4,872)	$	(18,024)
Sales		29,829		5,444		21,613

9. RECEIVABLES FROM PRENEED FUNERAL TRUSTS

Our receivables from preneed funeral trusts represent assets in trusts which are controlled and operated by third parties in which we do not have a controlling financial interest (less than 50%) in the trust assets. We account for these investments at cost. Receivables from preneed funeral trusts are as follows (in thousands):

	December 31, 2022		December 31, 2023
Preneed funeral trust funds, at cost	$	20,594	$	22,196
Less: allowance for contract cancellation		(618)		(666)
Receivables from preneed funeral trusts, net	$	19,976	$	21,530

The following summary reflects the composition of the assets held in trust and controlled by third parties to satisfy our future obligations related to the underlying preneed funeral contracts at December 31, 2022 and 2023. The cost basis includes reinvested interest and dividends that have been earned on the trust assets. Fair value includes unrealized gains and losses on trust assets.

The composition of the preneed trust funds at December 31, 2023 is as follows (in thousands):

	Historical Cost Basis		Fair Value
Cash and cash equivalents	$	6,547	$	6,547
Fixed income investments		12,732		12,732
Mutual funds and common stocks		2,913		2,695
Annuities		4		4
Total	$	22,196	$	21,978

The composition of the preneed trust funds at December 31, 2022 is as follows (in thousands):

	Historical Cost Basis		Fair Value	
Cash and cash equivalents	$	6,071	$	6,071
Fixed income investments		11,795		11,795
Mutual funds and common stocks		2,725		2,440
Annuities		3		3
Total	$	20,594	$	20,309

10. CONTRACTS FUNDED BY INSURANCE

When preneed funeral contracts are funded through third-party insurance policies, we earn a commission on the sale of the policies, which are recorded in *Other revenue*. These insurance commissions are subject to refund (charge-back) if the preneed policy is cancelled within a year or if there is an imminent death of beneficiary before the first year anniversary of the policy. Approximately 12%-15% of our preneed funeral contracts are cancelled before the first year anniversary of the policy. As such, we recognize 80% of our commissions revenue at the time that it is earned and we defer 20% of the commissions revenue earned for twelve months until the commission is no longer subject to refund. All selling costs incurred pursuant to the sale of the insurance funded preneed contracts are expensed as incurred.

Additionally, during the year ended December 31, 2023, we received a $6.0 million incentive payment from a vendor for entering into a strategic partnership agreement to market and sell prearranged funeral services in the future, which increased our cash flow from operations and *Deferred preneed funeral revenue.* The incentive payment is subject to partial claw-back if certain preneed funeral sales volumes are not met within the ten-year term of the agreement. As such, we will recognize the incentive payment in proportion to our achieved preneed funeral sales volume per the agreement at each reporting period. During the year ended December 31, 2023, we recognized $0.2 million of the incentive payment as *Other revenue.*

Generally, at the time of the sale of either the preneed insurance or preneed trust contract, the intent is that the beneficiary has made a commitment to assign the proceeds to us for the fulfillment of the service and merchandise obligations on the preneed contract at the time of need. However, this commitment is generally revocable and the proceeds from the policy are portable, so the customer can choose to use an alternative provider at the time of need.

Preneed funeral contracts to be funded at maturity by third-party insurance policies totaled $419.5 million and $434.9 million at December 31, 2022 and 2023, respectively, and are not recorded as assets or liabilities on our Consolidated Balance Sheet.

11. INTANGIBLE AND OTHER NON-CURRENT ASSETS

Intangible and other non-current assets are as follows (in thousands):

	December 31, 2022		December 31, 2023	
Tradenames	$	25,610	$	28,862
Capitalized commissions on preneed contracts, net of accumulated amortization of $2,990 and $3,788, respectively		4,048		4,678
Prepaid agreements not-to-compete, net of accumulated amortization of $3,515 and $3,158, respectively		1,877		1,335
Internal-use software, net of accumulated amortization of $200 and $444, respectively		1,271		2,422
Other		124		380
Intangible and other non-current assets, net	$	32,930	$	37,677

Tradenames

During the year ended December 31, 2023, we increased the value of our tradenames by $3.5 million, with $1.3 million allocated to our funeral home segment and $2.2 million allocated to our cemetery segment, related to our acquisition of a business located in Bakersfield, CA, as more fully described in Note 3 to the Consolidated Financial Statements.

As a result of our 2023 qualitative assessment, we determined that there were factors that would indicate the need to perform an additional quantitative impairment test for certain funeral home businesses. As a result of this additional quantitative impairment test, we recorded an impairment to the tradenames for two of our funeral homes of $0.2 million, during the year ended December 31, 2023, as the carrying amount of these tradenames exceeded the fair value. For our 2022 annual assessment, there was no impairment to intangibles assets. See Note 1 to the Consolidated Financial Statements included herein for a discussion of the methodology used for our indefinite-lived intangible asset impairment test.

Capitalized Commissions

Amortization expense was $0.6 million, $0.7 million and $0.8 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Prepaid Agreements

Prepaid agreements not-to-compete are amortized over the term of the respective agreements, generally ranging from one to ten years. Amortization expense was $0.6 million for each of the years ended December 31, 2021, 2022 and 2023.

Internal-use Software

Internal-use software is typically amortized on a straight-line basis over five years. Amortization expense was $0.2 million and $0.3 million for the years ended December 31, 2022 and 2023, respectively.

The aggregate amortization expense for our capitalized commissions, prepaid agreements and internal-use software as of December 31, 2023 is as follows (in thousands):

	Capitalized Commissions		Prepaid Agreements		Internal-use Software	
Years ending December 31,						
2024	$	843	$	424	$	337
2025		778		377		510
2026		711		262		501
2027		646		142		495
2028		562		78		354
Thereafter		1,138		52		225
Total amortization expense	$	4,678	$	1,335	$	2,422

12. CREDIT FACILITY AND ACQUISITION DEBT

At December 31, 2023, our senior secured revolving credit facility (the "Credit Facility") was comprised of: (i) a $250.0 million revolving credit facility, including a $15.0 million subfacility for letters of credit and a $10.0 million swingline, and (ii) an accordion or incremental option allowing for future increases in the facility size by an additional amount of up to $75.0 million in the aggregate in the form of increased revolving commitments or incremental term loans. The final maturity of the Credit Facility will occur on May 13, 2026.

Our obligations under the Credit Facility are unconditionally guaranteed on a joint and several basis by the same subsidiaries which guarantee the Senior Notes (as defined in Note 14) and certain of our subsequently acquired or organized domestic subsidiaries (collectively, the "Subsidiary Guarantors").

The Credit Facility contains customary affirmative covenants, including, but not limited to, covenants with respect to the use of proceeds, payment of taxes and other obligations, continuation of the Company's business and the maintenance of existing rights and privileges, the maintenance of property and insurance, among others.

In addition, the Credit Facility also contains customary negative covenants, including, but not limited to, covenants that restrict (subject to certain exceptions) the ability of the Company and the Subsidiary Guarantors to incur indebtedness, grant liens, make investments, engage in mergers and acquisitions, and pay dividends and other restricted payments, and certain financial maintenance covenants. At December 31, 2023, we were subject to the following financial covenants under our Credit Facility: (A) a Total Leverage Ratio not to exceed 5.75 to 1.00 and (B) a Fixed Charge Coverage Ratio (as defined in the Credit Facility) of not less than 1.20 to 1.00 as of the end of any period of four consecutive fiscal quarters. These financial maintenance covenants are calculated for the Company and its subsidiaries on a consolidated basis. We were in compliance with all of the covenants contained in our Credit Facility at December 31, 2023.

Our Credit Facility and acquisition debt consisted of the following (in thousands):

	December 31, 2022	December 31, 2023
Credit Facility	$ 190,700	$ 179,100
Debt issuance costs, net of accumulated amortization of $1,926 and $2,478, respectively	(1,864)	(1,306)
Total Credit Facility	$ 188,836	$ 177,794
Acquisition debt	$ 3,993	$ 5,998
Less: current portion	(555)	(537)
Total acquisition debt, net of current portion	$ 3,438	$ 5,461

At December 31, 2023, we had outstanding borrowings under the Credit Facility of $179.1 million. We also had one letter of credit for $2.3 million under the Credit Facility, which was increased to $2.6 million on July 7, 2023. The letter of credit will expire on November 27, 2024 and is expected to automatically renew annually and secures our obligations under our various self-insured policies. At December 31, 2023, we had $68.3 million of availability under the Credit Facility.

Outstanding borrowings under our Credit Facility bear interest at a prime rate or a BSBY rate, plus an applicable margin based on our leverage ratio. At December 31, 2023, the prime rate margin was equivalent to 2.375% and the BSBY rate margin was 3.375%. The weighted average interest rate on our Credit Facility was 4.0% and 8.6% for the years ended December 31, 2022 and 2023, respectively.

We have no material assets or operations independent of the Subsidiary Guarantors, as all of our assets and operations are held and conducted by the Subsidiary Guarantors. Additionally, we do not currently have any significant restrictions on our ability to receive dividends or loans from any Subsidiary Guarantors.

The interest expense and amortization of debt issuance costs related to our Credit Facility are as follows (in thousands):

	Years ended December 31,		
	2021	2022	2023
Credit Facility interest expense	$ 1,820	$ 7,105	$ 17,251
Credit Facility amortization of debt issuance costs	380	412	552

Acquisition debt consists of deferred purchase price and promissory notes payable to sellers. A majority of the deferred purchase price and notes bear no interest and are discounted at imputed interest rates ranging from 6.5% to 7.3%. Original maturities typically range from five to twenty years.

The imputed interest expense related to our acquisition debt is as follows (in thousands):

	Years ended December 31,		
	2021	2022	2023
Acquisition debt imputed interest expense	$ 364	$ 311	$ 291

The aggregate maturities of our Credit Facility and acquisition debt for the next five years subsequent to December 31, 2023 and thereafter, excluding debt issuance costs, are as follows (in thousands):

	Credit Facility	Acquisition Debt
Years ending December 31,		
2024	$ —	$ 938
2025	—	938
2026	179,100	491
2027	—	491
2028	—	491
Thereafter	—	5,928
Total Credit Facility and acquisition debt	$ 179,100	$ 9,277
Less: Interest	—	(3,279)
Present value of Credit Facility and acquisition debt	$ 179,100	$ 5,998

13. CONVERTIBLE SUBORDINATED NOTES

During the year ended December 31, 2021, we converted $2.4 million in aggregate principal amount of our 2.75% convertible subordinated notes due 2021 (the "Convertible Notes") held by certain holders for $3.8 million in cash and recorded $1.4 million for the reacquisition of the equity component. The Convertible Notes matured on March 15, 2021, at which time all Convertible Notes outstanding, $0.2 million in aggregate principal amount, were paid in full in cash at par value. Therefore, no Convertible Notes remain outstanding at December 31, 2022 and 2023.

The interest expense and accretion of debt discount and debt issuance costs related to our Convertible Notes are as follows (in thousands):

	Years ended December 31,		
	2021	**2022**	**2023**
Convertible Notes interest expense	$ 18	$ —	$ —
Convertible Notes accretion of debt discount	20	—	—
Convertible Notes amortization of debt issuance costs	1	—	—

The effective interest rate on the unamortized debt discount and debt issuance costs for the year ended December 31, 2021 was 3.1%.

14. SENIOR NOTES

At December 31, 2023, we had $400.0 million in aggregate principal amount of 4.25% Senior Notes due 2029 (the "Senior Notes") and related guarantees by the Subsidiary Guarantors, which were issued in a private offering under Rule 144A and Regulation S of the Securities Act.

The Senior Notes were issued under an indenture, dated as of May 13, 2021 (the "Indenture"), among the Company, the Subsidiary Guarantors and Wilmington Trust, National Association, as trustee ("Collateral Trustee"). The Senior Notes are unsecured, senior obligations and are fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally by each of the Subsidiary Guarantors. The Senior Notes mature on May 15, 2029, unless earlier redeemed or purchased and bear interest at 4.25% per year, which is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021.

We may redeem the Senior Notes, in whole or in part, at the redemption price of 102.13% on or after May 15, 2024, 101.06% on or after May 15, 2025 and 100% on or after May 15, 2026, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. At any time before May 15, 2024, we may also redeem all or part of the Senior Notes at the redemption prices described in the Indenture, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption. In addition, before May 15, 2024, we may redeem up to 40% of the aggregate principal amount of the Senior Notes outstanding using an amount of cash equal to the net proceeds of certain equity offerings, at a price of 104.25% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption; provided that (1) at least 50% of the aggregate principal amount of the Senior Notes (including any additional Senior Notes) outstanding under the Indenture remain outstanding immediately after the occurrence of such redemption (unless all Senior Notes are redeemed concurrently), and (2) each such redemption must occur within 180 days of the date of the consummation of any such equity offering.

If a "change of control" occurs, holders of the Senior Notes will have the option to require us to purchase for cash all or a portion of their Senior Notes at a price equal to 101% of the principal amount of the Senior Notes, plus accrued and unpaid interest. In addition, if we make certain asset sales and do not reinvest the proceeds thereof or use such proceeds to repay certain debt, we will be required to use the proceeds of such asset sales to make an offer to purchase the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest.

The Indenture contains restrictive covenants limiting our ability and our Restricted Subsidiaries (as defined in the Indenture) to, among other things, incur additional indebtedness or issue certain preferred shares, create liens on certain assets to secure debt, pay dividends or make other equity distributions, purchase or redeem capital stock, make certain investments, sell assets, agree to certain restrictions on the ability of Restricted Subsidiaries to make payments to us, consolidate, merge, sell or otherwise dispose of all or substantially all assets, or engage in transactions with affiliates. The Indenture also contains customary events of default.

The debt discount and the debt issuance costs are being amortized using the effective interest method over the remaining term of 65 months of the Senior Notes. The effective interest rate on the unamortized debt discount and the unamortized debt issuance costs for the Senior Notes for both the years ended December 31, 2022 and 2023 was 4.42% and 4.30%, respectively.

The carrying value of our Senior Notes is reflected on our Consolidated Balance Sheet as follows (in thousands):

	December 31, 2022	December 31, 2023
Long-term liabilities:		
Principal amount	$ 400,000	$ 400,000
Debt discount, net of accumulated amortization of $794 and $1,309, respectively	(3,706)	(3,191)
Debt issuance costs, net of accumulated amortization of $226 and $373, respectively	(1,051)	(904)
Carrying value of the Senior Notes	$ 395,243	$ 395,905

The fair value of the Senior Notes, which are Level 2 measurements, was $355.4 million at December 31, 2023.

The interest expense and amortization of debt discount, debt premium and debt issuance costs related to our Senior Notes are as follows (in thousands):

	Years ended December 31,		
	2021	2022	2023
Senior Notes interest expense	$ 21,767	$ 16,980	$ 17,000
Senior Notes amortization of debt discount	504	493	515
Senior Notes amortization of debt premium	85	—	—
Senior Notes amortization of debt issuance costs	195	140	147

The aggregate maturities of our Senior Notes for the next five years subsequent to December 31, 2023 and thereafter are as follows (in thousands):

	Principal Maturity	Discount Amortization	Carrying Value
Years ending December 31,			
2024	$ —	$ (539)	$ (539)
2025	—	(563)	(563)
2026	—	(588)	(588)
2027	—	(615)	(615)
2028	—	(642)	(642)
Thereafter	400,000	(244)	399,756
Total	$ 400,000	$ (3,191)	$ 396,809

15. LEASES

Our lease obligations consist of operating and finance leases related to real estate, vehicles and equipment. The components of lease cost are as follows (in thousands):

	Income Statement Classification	Years Ended December 31,		
		2021	2022	2023
Operating lease cost	Facilities and grounds expense[1]	$ 3,762	$ 3,375	$ 3,526
Short-term lease cost	Facilities and grounds expense[1]	193	329	372
Variable lease cost	Facilities and grounds expense[1]	160	324	234
Finance lease cost:				
Depreciation of leased assets	Depreciation and amortization[2]	$ 438	$ 438	$ 541
Interest on lease liabilities	*Interest expense*	471	442	500
Total finance lease cost		909	880	1,041
Total lease cost		$ 5,024	$ 4,908	$ 5,173

(1) Facilities and grounds expense is included within *Cost of service* and *General, administrative and other* on our Consolidated Statements of Operations.

(2) Depreciation and amortization expense is included within *Field depreciation expense* and *General, administrative and other* on our Consolidated Statements of Operations.

Supplemental cash flow information related to our leases is as follows (in thousands):

	Years Ended December 31,		
	2021	**2022**	**2023**
Cash paid for operating leases included in operating activities	$ 3,822	$ 3,671	$ 3,779
Cash paid for finance leases included in financing activities	835	868	1,153

Right-of-use assets obtained in exchange for new leases are as follows (in thousands):

	Years Ended December 31,	
	2022	**2023**
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 674	$ 1,243
Right-of-use assets obtained in exchange for new finance lease liabilities	—	1,896

Supplemental balance sheet information related to leases is as follows (in thousands):

Lease Type	**Balance Sheet Classification**	**December 31, 2022**	**December 31, 2023**
Operating lease right-of-use assets	*Operating lease right-of-use assets*	$ 17,060	$ 16,295
Finance lease right-of-use assets	*Property, plant and equipment, net*	6,770	8,249
Accumulated depreciation	*Property, plant and equipment, net*	(2,881)	(3,059)
Finance lease right-of-use assets, net		$ 3,889	$ 5,190
Operating lease current liabilities	*Current portion of operating lease obligations*	$ 2,203	$ 2,713
Finance lease current liabilities	*Current portion of finance lease obligations*	414	592
Total current lease liabilities		$ 2,617	$ 3,305
Operating lease non-current liabilities	*Obligations under operating leases, net of current portion*	$ 17,315	$ 15,797
Finance lease non-current liabilities	*Obligations under finance leases, net of current portion*	4,743	5,831
Total non-current lease liabilities		$ 22,058	$ 21,628
Total lease liabilities		$ 24,675	$ 24,933

The average lease terms and discount rates at December 31, 2023 are as follows:

	Weighted-average remaining lease term (years)	**Weighted-average discount rate**
Operating leases	7.9	8.1 %
Finance leases	10.2	8.3 %

The aggregate future lease payments for non-cancelable operating and finance leases at December 31, 2023 are as follows (in thousands):

	Operating	**Finance**
Lease payments due:		
2024	$ 4,004	$ 1,152
2025	3,712	1,066
2026	3,606	1,093
2027	3,441	1,016
2028	3,232	772
Thereafter	6,853	4,512
Total lease payments	$ 24,848	$ 9,611
Less: Interest	(6,338)	(3,188)
Present value of lease liabilities	$ 18,510	$ 6,423

At December 31, 2023, we had no significant operating or finance leases that had not yet commenced.

16. COMMITMENTS AND CONTINGENCIES

Non-Compete, Consulting and Employment Agreements

We have various non-compete agreements with former owners and employees. These agreements are generally for one to ten years and provide for periodic future payments over the term of the agreements.

We have various consulting agreements with former owners of businesses we have acquired. Payments for such agreements are generally not made in advance. These agreements are generally for one to five years and provide for bi-weekly or monthly payments.

We have employment agreements with our executive officers. These agreements are generally for three to five years and provide for participation in various incentive compensation arrangements. These agreements generally renew automatically on an annual basis after their initial term has expired.

At December 31, 2023, the maximum estimated future cash commitments under these agreements with remaining commitment terms, and with original terms of more than one year, are as follows (in thousands):

	Non-Compete	Consulting[1]	Employment[1]	Total
Years ending December 31,				
2024	$ 2,347	$ 884	$ 5,470	$ 8,701
2025	1,956	508	4,181	6,645
2026	1,393	392	2,504	4,289
2027	897	225	1,000	2,122
2028	379	128	125	632
Thereafter	757	75	—	832
Total	$ 7,729	$ 2,212	$ 13,280	$ 23,221

(1) In connection with Mr. Payne's transition from Executive Chairman of the Board to serving as a special advisor to the Board, his employment agreement with the Company was terminated and he entered into a transition agreement, effective February 22, 2024. For more information on this transition see Note 24 to the Consolidated Financial Statements.

Defined Contribution Plan

We sponsor a defined contribution plan, a 401K plan, for the benefit of our employees. Matching contributions and plan administrative expenses totaled $2.5 million during the year ended December 31, 2021 and $2.8 million during the years ended December 31, 2022 and 2023. We do not offer any post-retirement or post-employment benefits.

Litigation

We are a party to various litigation matters and proceedings. For each of our outstanding legal matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies, and the likelihood of an unfavorable outcome. If we determine that an unfavorable outcome is probable and can be reasonably estimated, we establish the necessary accruals. We hold certain insurance policies that may reduce cash outflows with respect to an adverse outcome of certain of these litigation matters.

17. INCOME TAXES

We are subject to taxation in the United States and various states. The provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,		
	2021	**2022**	**2023**
Current:			
U. S. federal provision	$ 8,848	$ 9,490	$ 7,862
State provision	2,989	3,287	1,847
Total current provision	$ 11,837	$ 12,777	$ 9,709
Deferred:			
U. S. federal provision (benefit)	$ (452)	$ 1,723	$ 2,117
State provision (benefit)	(240)	1,313	1,190
Total deferred provision (benefit)	$ (692)	$ 3,036	$ 3,307
Total income tax provision	$ 11,145	$ 15,813	$ 13,016

A reconciliation of income taxes calculated at the U.S. federal statutory rate to those reflected in the Consolidated Statements of Operations is as follows (dollars in thousands):

	Years Ended December 31,					
	2021		**2022**		**2023**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Federal statutory rate	$ 9,304	21.0 %	$ 12,000	21.0 %	$ 9,750	21.0 %
Effect of state income taxes, net of federal benefit	2,180	4.9	3,630	6.3	2,421	5.2
Effect of non-deductible expenses and other, net	(423)	(1.0)	59	0.1	864	1.8
Effect of divestitures and impairment of businesses	103	0.2	138	0.2	—	—
Change in valuation allowance, net of federal benefit	(19)	—	(14)	—	(19)	—
Total	$ 11,145	25.1 %	$ 15,813	27.6 %	$ 13,016	28.0 %

The tax effects of temporary differences from total operations that give rise to significant deferred tax assets and liabilities are as follows (in thousands):

	Years Ended December 31,	
	2022	**2023**
Deferred income tax assets:		
Net operating loss carryforwards	$ 839	$ 694
Interest expense limitation	3,506	6,981
Tax credit carryforwards	75	63
State depreciation	1,297	1,310
Accrued and other liabilities	8,606	6,707
Amortization of non-compete agreements	1,213	855
Right-of-use assets	4,819	4,347
Total deferred income tax assets	20,355	20,957
Less valuation allowance	(181)	(156)
Total deferred income tax assets	$ 20,174	$ 20,801
Deferred income tax liabilities:		
Depreciation and amortization	$ (61,432)	$ (66,863)
Preneed liabilities	(2,582)	(1,070)
Lease liabilities	(4,212)	(3,806)
Prepaid assets and other	(768)	(1,189)
Total deferred income tax liabilities	(68,994)	(72,928)
Total net deferred tax liabilities	$ (48,820)	$ (52,127)

Our deferred tax assets and liabilities, along with related valuation allowances, are classified as non-current on our Consolidated Balance Sheet at December 31, 2022 and 2023. We record a valuation allowance to reflect the estimated amount of deferred tax assets for which realization is uncertain. Management reviews the valuation allowance at the end of each quarter and makes adjustments if it is determined that it is more-likely-than not that the tax benefits will be realized.

 For state reporting purposes, we have $14.8 million of net operating loss carryforwards that will expire between 2024 and 2042, if not utilized. Based on management's assessment of the various state net operating losses, it was determined that it is more-likely-than not that we will be able to realize tax benefits on some portion of the amount of the state losses. The valuation allowance at December 31, 2023 was attributable to the deferred tax asset related to a portion of the state operating losses.

We analyze tax benefits for uncertain tax positions and how they are to be recognized, measured, and derecognized in financial statements; provide certain disclosures of uncertain tax matters; and specify how reserves for uncertain tax positions should be classified on our Consolidated Balance Sheet. The deferred tax assets recognized for those NOLs are presented net of these unrecognized tax benefits.

At December 31, 2023, the Company's unrecognized tax benefit ("UTB") reserve for uncertain tax positions primarily relates to the uncertainty of receiving audit protection for revenue recognition of cemetery property for the benefit derived from carrying back losses generated in 2018 to tax years with a higher effective tax rate than the current 21.0% rate. Our UTB reserve for the years ended December 31, 2022 and 2023 was $3.3 million and $3.4 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

| | Years Ended December 31, | | | | | |
	2021		2022		2023	
Unrecognized tax benefit at beginning of year	$	3,656	$	3,761	$	3,294
Gross decreases - tax positions in prior period		—		(533)		—
Gross increases - tax positions in prior period		105		66		—
Gross increases - tax positions in current period		—		—		88
Unrecognized tax benefit at end of year	$	3,761	$	3,294	$	3,382

At December 31, 2023, we expect that the $3.4 million of UTB will be recognized in the next twelve months. We accrued interest of $0.1 million during 2023 and in total, as of December 31, 2023, recognized a liability related to the UTB's noted above for interest of $0.3 million. During 2022, we accrued interest of $0.1 million and in total, as of December 31, 2022, recognized a liability for interest of $0.2 million.

As of December 31, 2023, we expect to receive approximately $1.9 million as a result of amended federal returns filed in 2017 for the tax years ended December 31, 2013, 2014 and 2015 in connection with various legislative changes. In addition, we expect to receive approximately $2.0 million of carryback claims filed in 2020 for the tax years ended December 31, 2018 and 2019 related to the Coronavirus Aid, Relief, and Economic Security Act enacted on March 27, 2020 in response to the COVID-19 pandemic.

As of December 31, 2023, tax years 2013 to 2022 remain subject to examination by taxing authorities.

18. STOCKHOLDERS' EQUITY

Share Authorization

We are authorized to issue 80,000,000 shares of common stock, $0.01 per share par value. We had 26,359,876 and 26,627,319 shares issued and 14,732,058 and 14,999,501 shares outstanding, net of 11,627,818 shares held in treasury at par, at December 31, 2022 and 2023, respectively.

Stock Based Compensation Plans

During the year ended December 31, 2023, we had two stock benefits plans in effect under which stock, restricted stock, stock options and performance awards have been granted or remain outstanding: the Second Amended and Restated 2006 Long-Term Incentive Plan (as amended, the "Amended and Restated 2006 Plan") and the 2017 Omnibus Incentive Plan (as amended, the "2017 Plan"). The Amended and Restated 2006 Plan was terminated upon the approval of the 2017 Plan at the annual stockholders meeting on May 17, 2017. The 2017 Plan expires on May 17, 2027. All stock-based plans are administered by the Compensation Committee appointed by our Board.

At December 31, 2023, we had 2,001,964 shares available to issue under our 2017 Plan. The termination of the Amended and Restated 2006 Plan does not affect the awards previously issued and outstanding.

Restricted Stock

Restricted stock activity is as follows (in thousands, except shares):

	Years Ended December 31,					
	2021		**2022**		**2023**	
	Shares	**Fair Value**	**Shares**	**Fair Value**	**Shares**	**Fair Value**
Granted[1]	9,300 $	324	— $	—	142,020 $	4,634
Returned for payroll taxes	10,399 $	375	4,136 $	205	1,473 $	50
Cancelled	966 $	27	1,950 $	63	1,826 $	61

(1) Restricted stock granted during the year ended December 31, 2021 and 2023 will vest over a three-year period, if the employee has remained continuously employed by us during the vesting period, at a weighted average stock price of $34.79 and $32.63, respectively.

A summary of the number of unvested restricted stock awards and their weighted average grant date fair values during the year ended December 31, 2023 is presented in the table below (shares in thousands):

Restricted stock awards	Shares	Weighted Average Grant Date Fair Value	
Unvested at January 1	7,848	$	31.05
Granted	142,020	$	32.63
Vested	(4,874)	$	29.40
Cancelled	(1,826)	$	33.48
Unvested at December 31	143,168	$	32.65

We recorded stock-based compensation expense, which is included in *Regional and unallocated funeral and cemetery costs* and *General, administrative and other* expenses, for restricted stock awards of $0.4 million, $0.2 million and $1.4 million for the years ended December 31, 2021, 2022 and 2023, respectively.

At December 31, 2023, we had $4.7 million of total unrecognized compensation costs related to unvested restricted stock awards, which are expected to be recognized over a weighted average period of 2.2 years.

Stock Options

Stock option grants and cancellations are as follows (in thousands, except shares):

	Years Ended December 31,					
	2021		**2022**		**2023**	
	Shares	**Fair Value**	**Shares**	**Fair Value**	**Shares**	**Fair Value**
Granted[1]	701,400 $	7,115	58,500 $	959	214,191 $	2,506
Granted[2]	— $	—	310,000 $	5,388	— $	—
Granted[3]	150,000 $	1,684	— $	—	— $	—
Granted[4]	— $	—	12,600 $	143	— $	—
Cancelled	74,688 $	722	45,590 $	512	105,150 $	1,380

(1) Stock options granted during the year ended December 31, 2021, 2022 and 2023 had a weighted average price of $34.79, $49.48 and $32.69, respectively. The fair value of these options was calculated using the Black-Scholes option pricing model. The options granted in 2021 and 2022 vest over a five-year period and have a ten-year term. The options granted in 2023 vest over a three-year period and have a ten-year term.These options will vest if the employee has remained continuously employed by us through the vesting period.

(2) Stock options granted during the year ended December 31, 2022 had a weighted average price of $49.48. The fair value of these options was calculated using the Black-Scholes option pricing model and vest over a seven-year period and have a ten-year term. These options will vest if the employee has remained continuously employed by us through the vesting period.

(3) We granted 150,000 options to a key employee at a weighted average price of $34.79. These options will vest when the price of our common stock closes at or above $53.39 (50,000 options) and $77.34 (100,000 options) for three consecutive days within the ten-year term and the employee has remained continuously employed by us through such date. The fair value of these options was $1.7 million.

(4) Stock options granted during the year ended December 31, 2022 had a weighted average price of $31.58. The fair value of these options was calculated using the Black-Scholes option pricing model and vest over a three-year period and have a ten-year term. These options will vest if the employee has remained continuously employed by us through the vesting period.

Additional stock option activity is as follows (in thousands, except shares):

	Years Ended December 31,					
	2021		**2022**		**2023**	
	Shares	**Cash**	**Shares**	**Cash**	**Shares**	**Cash**
Exercised[1]	423,294	N/A	32,196	N/A	74,200	N/A
Returned for option price[2]	211,088 $	1,013	18,797 $	60	56,957 $	—
Returned for payroll taxes[3]	43,534 $	2,272	2,895 $	123	5,486 $	174

(1) Stock options exercised during the years ended December 31, 2021, 2022 and 2023 had a weighted average exercise price of $21.99, $25.49 and $23.98, respectively.

(2) Represents shares withheld/cash received for the payment of the option price.

(3) Represents shares withheld/cash paid for the payment of payroll taxes.

Stock options are granted with an exercise price equal to the closing price of our common stock on the date of grant. All of the options granted and outstanding under this plan have either a seven or ten-year term. We utilized the Black-Scholes option pricing model and Monte-Carlo simulation pricing model for estimating the fair value of our stock options. These models allow for the use of a range of assumptions related to volatility, risk-free interest rate, expected holding period and dividend yield. The expected volatility utilized in these valuation models is based on the historical volatility of our stock price. The dividend yield and expected holding period are based on historical experience and management's estimate of future events. The risk-free interest rate is derived from the U.S. Treasury yield curve based on the expected life of the option in effect at the time of grant.

The fair value of the options granted using the Black-Scholes option pricing model was estimated on the date of grant with the following assumptions:

	Years Ended December 31,				
	2021	**2022**	**2022**	**2022**	**2023**
Grant date	February 17	February 23	February 23	September 27	February 22
Expected holding period (years)	5.0	7.0	5.0	4.1	4.0
Awards granted	701,400	310,000	58,500	12,600	214,191
Dividend yield	1.15 %	0.91 %	0.91 %	1.43 %	1.38 %
Expected volatility	36.72 %	34.35 %	33.18 %	43.68 %	43.68 %
Risk-free interest rate	0.57 %	1.98 %	1.89 %	4.29 %	4.27 %
Black-Scholes value	$10.14	$17.38	$16.39	$11.35	$11.70

The fair value of the options granted using the Monte-Carlo simulation pricing model was estimated on the date of grant with the following assumptions:

	Year ended December 31, 2022
Awards granted	150,000
Dividend yield	1.15 %
Expected volatility	34.08 %
Risk-free interest rate	1.29 %

A summary of the number of stock options and their weighted average exercise prices during the year ended December 31, 2023 is presented in the table below (shares in thousands):

	Shares		**Wtd. Avg. Ex. Price**
Outstanding at January 1	1,568	$	35.23
Granted	214	$	32.69
Exercised	(74)	$	23.98
Forfeited or expired	(105)	$	40.89
Outstanding at December 31	1,603	$	35.04
Exercisable at December 31	688	$	30.38

A summary of the number of stock options and their weighted average grant date fair values during the year ended December 31, 2023 is presented in the table below (shares in thousands):

	Shares		Wtd. Avg. Fair Value
Non-vested at January 1	976	$	12.83
Granted	214	$	11.70
Vested or exercised	(185)	$	11.46
Forfeited	(90)	$	13.59
Non-vested at December 31	915	$	12.77

A summary of the intrinsic value of stock options exercised and the fair value of stock options vested for the three years ended December 31, 2023 is presented in the table below (in thousands):

	Years Ended December 31,		
	2021	2022	2023
Intrinsic value of options exercised	$ 8,229	$ 580	$ 538
Fair value of stock options vested	1,413	1,784	6,003

The following table further describes our outstanding stock options at December 31, 2023:

	Options Outstanding			Options Exercisable		
Actual Ranges of Exercise Prices	Number Outstanding at 12/31/23	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/23	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$18.02 - $18.02	13,333	6.48	$ 18.02	13,333	6.48	$ 18.02
$20.06 - $26.54	358,335	3.23	$ 25.02	358,335	3.23	$ 25.02
$31.58 - $31.58	12,600	8.74	$ 31.58	4,200	8.74	$ 31.58
$32.69 - $49.48	1,219,041	7.74	$ 38.20	312,380	7.28	$ 37.08
$18.02 - $49.48	1,603,309	6.73	$ 35.04	688,248	5.16	$ 30.38

The aggregate intrinsic value of the outstanding and exercisable stock options were both $0.4 million at December 31, 2023. We had $9.0 million of unrecognized compensation cost related to unvested stock options expected to be recognized over a weighted average period of 3.8 years at December 31, 2023.

We recorded stock-based compensation expense, which is included in *Regional and unallocated funeral and cemetery costs* and *General, administrative and other* expenses, for stock options of $2.4 million, $2.3 million and $2.9 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Performance Awards

Performance award activity is as follows (in thousands, except shares):

	Years Ended December 31,					
	2021		2022		2023	
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Granted	55,302	$ 2,116	27,013	$ 1,262	—	$ —
Cancelled	55,896	$ 799	30,743	$ 295	54,229	$ 1,565

A summary of the number of performance awards and their weighted average grant date fair values during the year ended December 31, 2023 is presented in the table below (shares in thousands):

Performance Awards	Shares		Weighted Average Grant Date Fair Value
At January 1	432,036	$	20.95
Cancelled	(54,229)	$	28.85
At December 31	377,807	$	19.81

At December 31, 2023, there was $2.3 million of unrecognized compensation cost related to performance awards expected to be recognized over a weighted average period of 12 months. If all of the predetermined growth targets are met as of December 31, 2024, a total of 892,045 shares of common stock would be awarded to participants under this program.

We recorded stock-based compensation expense, which is included in *Regional and unallocated funeral and cemetery costs* and *General, administrative and other* expenses, for performance awards of $1.6 million, $2.5 million and $1.6 million during the years ended December 31, 2021, 2022 and 2023, respectively.

Employee Stock Purchase Plan

We provide all employees the opportunity to purchase common stock through payroll deductions in our ESPP. Purchases are made quarterly; the price being 85% of the lower of the price on the first day of the plan entry date (beginning of the fiscal year) or the actual date of purchase (end of quarter).

ESPP activity is as follows (in thousands, except shares):

	Years Ended December 31,					
	2021		**2022**		**2023**	
	Shares	**Price**	**Shares**	**Price**	**Shares**	**Price**
ESPP	61,904 $	26.32	52,053 $	32.38	63,372 $	23.58

We recorded stock-based compensation expense, which is included in *Regional and unallocated funeral and cemetery costs* and *General, administrative and other* expenses, for our ESPP of $0.6 million, $0.5 million and $0.6 million during the years ended December 31, 2021, 2022 and 2023, respectively.

The fair values of the right to purchase shares under the ESPP are estimated at the date of purchase with the four quarterly purchase dates using the following assumptions:

	Years Ended December 31,		
	2021	**2022**	**2023**
Dividend yield	0.01 %	0.01 %	1.30 %
Expected volatility	48.1 %	30.2 %	53.5 %
Risk-free interest rate	0.09%, 0.09%, 0.10%, 0.10%	0.08%, 0.22%, 0.31%,0.40%	4.53%, 4.77%, 4.75%, 4.72%
Expected life (years)	0.25, 0.50, 0.75, 1.00	0.25, 0.50, 0.75, 1.00	0.25, 0.50, 0.75, 1.00

Expected volatilities are based on the historical volatility during the previous twelve months of the underlying common stock. The risk-free rate for the quarterly purchase periods is based on the U.S. Treasury yields in effect at the time of purchase. The expected life of the ESPP grants represents the calendar quarters from the beginning of the year to the purchase date (end of each quarter).

Common Stock

Former Employee

Common stock activity is as follows (in thousands, except shares):

	Years Ended December 31,					
	2021		**2022**		**2023**	
	Shares	**Fair Value**	**Shares**	**Fair Value**	**Shares**	**Fair Value**
Granted[1]	— $	—	— $	—	30,000 $	826
Returned for payroll taxes	— $	—	— $	—	1,001 $	28

(1) During the year ended December 31, 2023, we issued 30,000 shares of common stock to a former executive at a stock price of $27.54, in accordance with his Separation and Release Agreement pertaining to his resignation from his position as the Company's Executive Vice President, Chief Financial Officer & Treasurer effective January 2, 2023.

We recorded stock-based compensation expense, which is included in General, administrative and other expenses, for common stock awards of $0.8 million, for the year ended December 31, 2023.

Good To Great Incentive Program

Common stock issued to certain employees under this incentive program is as follows (in thousands, except shares):

	Years Ended December 31,					
	2021		**2022**		**2023**	
	Shares	**Fair Value**	**Shares**	**Fair Value**	**Shares**	**Fair Value**
	— $	—	27,448 $	1,358	8,444 $	276

(1) Common stock granted during the year ended December 31, 2022 and 2023 had a grant date stock price of $49.48 and $32.69, respectively.

Non-Employee Director and Board Advisor Compensation

Our Director Compensation Policy provides that each independent director is entitled to a quarterly retainer of $35,000 payable in cash and/or unrestricted shares of our common stock at the end of each quarter. The lead director and chairman of our Audit Committee are entitled to an additional annual retainer of $10,000, payable in quarterly installments of $2,500 each at the end of each quarter, and the chairman of our Corporate Governance and Compensation Committees are entitled to an additional annual retainer of $5,000, payable in quarterly installments of $1,250 each at the end of each quarter. Any new independent director will receive upon admission to the Board a grant of $25,000 (in addition to the independent director annual retainer prorated at the time the new director is admitted to the Board) which can be taken in cash or unrestricted shares of our common stock. The board advisor is entitled to a quarterly retainer of $18,750 payable in cash and/or unrestricted shares of our common stock at the end of each quarter. The number of shares of such common stock will be determined by dividing the cash amount by the closing price of our common stock on the date of grant, which will be the date of admission to the Board.

Non-employee director and board advisor common stock activity is as follows (in thousands, except shares):

	Years Ended December 31,					
	2021		**2022**		**2023**	
	Shares	**Fair Value**	**Shares**	**Fair Value**	**Shares**	**Fair Value**
Board of Directors[1]	14,744 $	622	11,155 $	415	15,059 $	431
Advisor to the Board[1]	466 $	20	555 $	20	691 $	20

(1) Common stock granted during the years ended December 31, 2021, 2022 and 2023 had a weighted average price of $42.14, $37.14 and $28.60, respectively.

We recorded compensation expense, which is included in *General, administrative and other* expenses, related to annual retainers, including the value of stock granted to non-employee Directors and an advisor to our Board, of $0.9 million, $0.7 million and $0.8 million during the years ended December 31, 2021, 2022 and 2023, respectively.

Cash Dividends

Our Board declared the following dividends payable on the dates below (in thousands, except per share amounts):

2023	**Per Share**	**Dollar Value**
March 1st	$ 0.1125	$ 1,661
June 1st	$ 0.1125	$ 1,679
September 1st	$ 0.1125	$ 1,683
December 1st	$ 0.1125	$ 1,685

2022	**Per Share**	**Dollar Value**
March 1st	$ 0.1125	$ 1,725
June 1st	$ 0.1125	$ 1,730
September 1st	$ 0.1125	$ 1,653
December 1st	$ 0.1125	$ 1,655

19. SHARE REPURCHASE PROGRAM

Subject to market conditions, normal trading restrictions and satisfying certain financial covenants in our Credit Facility, and in the Indenture governing our Senior Notes, we may make purchases in the open market or through privately negotiated transactions under our Board authorized share repurchase program, in accordance with Rule 10b-18 of the Securities Exchange Act, as amended (the "Exchange Act").

On February 23, 2022, our Board authorized an increase in our share repurchase program to permit us to purchase up to an additional $75.0 million under our share repurchase program, in addition to amounts previously authorized and outstanding in accordance with Rule 10b-18 of the Exchange Act, which totaled up to $265.0 million in share repurchase authorizations.

Share repurchase activity is as follows (dollar value in thousands):

		Years Ended December 31,				
		2021		2022		2023
Number of Shares Repurchased[1]		2,906,983		695,496		—
Average Price Paid Per Share	$	49.01	$	49.22	$	—
Dollar Value of Shares Repurchased[1]	$	142,469	$	34,234	$	—

(1) These amounts may differ from the repurchases of common stock amounts in the consolidated statements of cash flows due to unsettled share repurchases at the end of a period. In December 2021, we repurchased 37,408 shares for $2.4 million, the settlement of which occurred in January 2022.

Our shares were purchased in the open market at times and in amounts as management determined appropriate based on factors such as market conditions, legal requirements and other business considerations. Shares purchased pursuant to the repurchase program are currently held as treasury stock. At December 31, 2023, our share repurchase program had $48.9 million authorized for repurchases.

20. EARNINGS PER SHARE

Share-based awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and included in the computation of both basic and diluted earnings per share. Our grants of stock awards to our employees are considered participating securities and we have prepared our earnings per share calculations to exclude earnings allocated to unvested restricted stock awards, using the two-class method, in the basic and diluted weighted average shares outstanding calculation.

The following table sets forth the computation of the basic and diluted earnings per share (in thousands, except per share data):

		Years Ended December 31,				
		2021		2022		2023
Numerator for basic and diluted earnings per share:						
Net income	$	33,159	$	41,381	$	33,413
Less: Earnings allocated to unvested restricted stock		(53)		(26)		(306)
Income attributable to common stockholders	$	33,106	$	41,355	$	33,107
Denominator:						
Denominator for basic earnings per common share - weighted average shares outstanding		17,409		14,857		14,803
Effect of dilutive securities:						
Stock options		475		183		55
Performance awards		382		670		597
Denominator for diluted earnings per common share - weighted average shares outstanding		18,266		15,710		15,455
Basic earnings per common share	$	1.90	$	2.78	$	2.24
Diluted earnings per common share	$	1.81	$	2.63	$	2.14

Stock options excluded from the computation of diluted earnings per share because the inclusion of such stock options would result in an antidilutive effect are as follows:

	Years Ended December 31,		
	2021	2022	2023
Antidilutive stock options	—	311,143	1,208,396

Our performance awards are considered to be contingently issuable shares because their issuance is contingent upon the satisfaction of certain performance and service conditions. At December 31, 2023, we had satisfied certain performance criteria for the first, second and third predetermined growth targets of our performance awards to be considered outstanding. Therefore, we included these awards in the computation of diluted earnings per share as of the beginning of the reporting period.

21. SEGMENT REPORTING

Revenue, disaggregated by major source for each of our reportable segments was as follows (in thousands):

Year Ended, December 31, 2023

		Funeral		Cemetery		Total
Services	$	163,600	$	18,566	$	182,166
Merchandise		85,795		16,385		102,180
Cemetery property		—		67,310		67,310
Other revenue		15,381		15,483		30,864
Total	$	264,776	$	117,744	$	382,520

Year Ended, December 31, 2022

		Funeral		Cemetery		Total
Services	$	163,904	$	17,367	$	181,271
Merchandise		89,052		14,307		103,359
Cemetery property		—		58,611		58,611
Other revenue		13,947		12,986		26,933
Total	$	266,903	$	103,271	$	370,174

Year Ended, December 31, 2021

		Funeral		Cemetery		Total
Services	$	164,082	$	16,490	$	180,572
Merchandise		92,023		13,741		105,764
Cemetery property		—		61,957		61,957
Other revenue		13,982		13,611		27,593
Total	$	270,087	$	105,799	$	375,886

The following table presents gross profit, operating income (loss), income (loss) before income taxes, depreciation and amortization, interest expense, income tax expense (benefit), total assets, long-lived assets, goodwill, capital expenditures and number of operating locations by segment (in thousands, except number of operating locations):

	Funeral		Cemetery		Corporate		Consolidated	
Gross profit								
2023	$	81,912	$	42,383	$	—	$	124,295
2022		83,067		36,159		—		119,226
2021		89,027		40,489		—		129,516
Operating income (loss):								
2023	$	81,306	$	41,923	$	(42,250)	$	80,979
2022		82,080		35,095		(37,449)		79,726
2021		88,591		40,353		(35,284)		93,660
Income (loss) before income taxes:								
2023	$	82,453	$	42,208	$	(78,232)	$	46,429
2022		85,196		35,126		(63,128)		57,194
2021		88,015		40,473		(84,184)		44,304
Depreciation and amortization:								
2023	$	12,197	$	8,008	$	912	$	21,117
2022		11,591		7,584		624		19,799
2021		11,062		8,217		1,241		20,520
Interest expense:								
2023	$	783	$	8	$	35,475	$	36,266
2022		753		—		25,142		25,895
2021		835		—		24,610		25,445
Income tax expense (benefit):								
2023	$	23,115	$	11,833	$	(21,932)	$	13,016
2022		23,555		9,712		(17,454)		15,813
2021		22,141		10,181		(21,177)		11,145
Total assets:								
2023	$	802,368	$	448,018	$	17,666	$	1,268,052
2022		779,500		396,389		17,061		1,192,950
2021		769,539		390,344		18,748		1,178,631
Long-lived assets:								
2023	$	648,253	$	209,401	$	5,732	$	863,386
2022		630,599		190,226		4,518		825,343
2021		611,181		176,398		3,839		791,418
Goodwill:								
2023	$	364,639	$	59,004	$	—	$	423,643
2022		355,654		54,483		—		410,137
2021		344,823		47,149		—		391,972
Capital expenditures:								
2023	$	7,483	$	10,061	$	495	$	18,039
2022		14,917		10,566		598		26,081
2021		11,511		9,704		3,668		24,883
Number of operating locations at year end:								
2023		171		32		—		203
2022		171		32		—		203
2021		170		31		—		201

22. SUPPLEMENTARY DATA

Balance Sheet

The following table presents the detail of certain balance sheet accounts (in thousands):

	December 31,	
	2022	**2023**
Prepaids and other current assets:		
Prepaid expenses	$ 4,077	$ 3,779
Federal income tax receivable	507	454
State income tax receivable	—	421
Other current assets	149	137
Total prepaid and other current assets	$ 4,733	$ 4,791
Current portion of debt and lease obligations:		
Acquisition debt	$ 555	$ 537
Finance lease obligations	414	592
Operating lease obligations	2,203	2,713
Total current portion of debt and lease obligations	$ 3,172	$ 3,842
Accrued and other liabilities:		
Incentive compensation	$ 12,140	$ 13,156
Insurance	3,051	3,017
Unrecognized tax benefit	3,294	3,382
Vacation	3,430	3,647
Interest	2,329	2,409
Salaries and wages	2,263	2,285
Employee meetings and award trips	746	1,185
Income tax payable	459	—
Commissions	743	1,144
Perpetual care trust payable	222	1,358
Ad valorem and franchise taxes	455	2,395
Other accrued liabilities	1,489	1,384
Total accrued and other liabilities	$ 30,621	$ 35,362
Other long-term liabilities:		
Incentive compensation	$ 2,541	$ 1,855
Other long-term liabilities	524	—
Total other long-term liabilities	$ 3,065	$ 1,855

23. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The following information is supplemental disclosure for the Consolidated Statements of Cash Flows (in thousands):

	Years Ended December 31,		
	2021	**2022**	**2023**
Cash paid for interest and financing costs	$ 24,127	$ 24,456	$ 34,682
Cash paid for taxes	16,110	9,713	10,448
Land purchased in exchange for debt	—	—	2,550
Unsettled share repurchases	2,429	—	—
Fair value of donated real property	635	—	—

24. SUBSEQUENT EVENTS

On February 22, 2024, the Board announced the conclusion of the Company's review of strategic alternatives, first announced on June 29, 2023, which was overseen by the Board with assistance from experienced financial advisors and legal counsel. On February 21, 2024, the Board voted to bring the strategic review process to a close. The Board unanimously determined that continuing to execute on the Company's strategic plan as an independent, public company is in the best interests of the Company and its stockholders at this time.

On February 22, 2024 (the "Transition Date"), the Company announced that Mr. Payne, the Company's founder and former Chief Executive Officer, will cease to serve as Executive Chairman of the Board, but he will remain on the Board until the Company's 2024 annual meeting of stockholders, when the term for Class I directors is scheduled to expire. Beginning on the Transition Date, Mr. Payne will begin serving as a special advisor to the Board and senior management in a consulting role.

In connection with Mr. Payne's termination of employment, the employment-related provisions of his Employment Agreement, dated as of November 5, 2019, with the Company (as amended prior to the Transition Date, the "Employment Agreement") terminated on the Transition Date.

On February 21, 2024, the Company and Mr. Payne entered into a Transition Agreement (the "Transition Agreement"), setting forth the terms of his severance benefits and his consulting arrangement. Under the Transition Agreement, Mr. Payne is entitled to receive certain benefits, subject to the timely execution and non-revocation by Mr. Payne and his spouse of waiver and release agreements in connection with the Transition Date and the end of the 12-month consulting term set forth in the Transition Agreement (the "Releases").

These payments and benefits include the following:
- Salary continuation for 24 months of $2.0 million;
- 2023 annual bonus of $1.25 million;
- Prorated 2024 bonus of $181,500;
- Prorated settlement of performance awards of $3.0 million payable in cash;
- Consulting payments of $1.0 million;
- Payments for maintaining health benefits for Mr. Payne and his spouse for up to 36 months; and
- Reimbursement of legal expenses up to $35,000.

All of the payments and benefits provided under the Transition Agreement are subject to Mr. Payne's continued compliance with certain confidentiality, non-competition, non-solicitation and non-disparagement provisions of the Employment Agreement, as well as to compliance by Mr. Payne and his spouse with their respective Releases. The Transition Agreement may be terminated by the Company upon the material breach of the Transition Agreement, the Employment Agreement or either of the Releases. Upon Mr. Payne's death, any consulting fee payments would be paid to his estate.

CARRIAGE SERVICES, INC.
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at beginning of year	Charged to costs and expenses	Deduction	Balance at end of year
Year ended December 31, 2021:				
Allowance for credit losses, current portion	$ 1,287	$ 1,240	$ 1,537	$ 990
Allowance for credit losses of preneed cemetery receivables, non-current portion	1,644	543	1,108	1,079
Employee severance accruals	162	1,431	952	641
Valuation allowance of the deferred tax asset	222	—	24	198
Year ended December 31, 2022:				
Allowance for credit losses, current portion	$ 990	$ 1,821	$ 1,798	$ 1,013
Allowance for credit losses of preneed cemetery receivables, non-current portion	1,079	997	793	1,283
Employee severance accruals	641	1,880	1,361	1,160
Valuation allowance of the deferred tax asset	198	—	17	181
Year ended December 31, 2023:				
Allowance for credit losses, current portion	$ 1,013	$ 1,827	$ 1,334	$ 1,506
Allowance for credit losses of preneed cemetery receivables, non-current portion	1,283	1,223	251	2,255
Employee severance accruals	1,160	186	799	547
Valuation allowance of the deferred tax asset	181	—	25	156

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Management's Evaluation of Disclosure Controls and Procedures

Our management, including our principal executive and financial officers, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-K. Our disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to ensure that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that our disclosure controls and procedures were effective as of December 31, 2023 (the end of the period covered by this Form 10-K).

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management's report on our internal control over financial reporting is presented on the following page of this Form 10-K. Grant Thornton LLP, the independent registered public accounting firm that audited the financial statements included in this Form 10-K, has issued an attestation report on our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the U.S., and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2023 using the framework specified in *Internal Control — Integrated Framework (2013)*, published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

The Company's internal control over financial reporting as of December 31, 2023 has been audited by Grant Thornton LLP, an independent registered public accounting firm, which also audited the financial statements of the Company for the year ended December 31, 2023, as stated in their report that is presented in this Annual Report.

/s/ Carlos R. Quezada
Carlos R. Quezada
Chief Executive Officer and Vice Chairman of the Board
(Principal Executive Officer)

/s/ L. Kian Granmayeh
L. Kian Granmayeh
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

March 1, 2024

Changes in Internal Control Over Financial Reporting

During the three months ended December 31, 2023, there was no change in our system of internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION.

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics (as amended, the "Code"), which is applicable to each of our Directors, Officers, and employees, including our principal executive officer and other senior financial officers, who include our principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code is available on our internet website at *www.carriageservices.com*. To the extent required by SEC rules, we intend to disclose any amendments to this code and any waiver of a provision of the Code for the benefit of our principal executive officer, principal financial officer, principal accounting officer or corporate controller, or persons performing similar functions, on our website within four business days following any such amendment of waiver, or within any other period that may be required under SEC rules from time to time.

The information required by Item 10 is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2023.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by Item 11 is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2023.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2023.

The following table, required by Item 201(d) of Regulation S-K, summarizes information regarding the number of shares of our common stock that are available for issuance under all of our existing equity compensation plans as of December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,603,309	$ 35.04	2,001,964
Equity compensation plans not approved by security holders	—	—	—
Total	1,603,309	$ 35.04	2,001,964

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by Item 13 is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2023.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by Item 14 is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2023.


PART IV


ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(1) FINANCIAL STATEMENTS

The following financial statements and the Report of Independent Registered Public Accounting Firm are filed as a part of this Form 10-K on the pages indicated:

	Page
Reports of Independent Registered Public Accounting Firm	41
Consolidated Balance Sheet as of December 31, 2022 and 2023	43
Consolidated Statements of Operations for the Years Ended December 31, 2021, 2022 and 2023	44
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2021, 2022 and 2023	45
Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2022 and 2023	46
Notes to Consolidated Financial Statements	47
Management's Report on Internal Control over Financial Reporting	91

(2) FINANCIAL STATEMENT SCHEDULES

The following Financial Statement Schedule is included in this Form 10-K on the page indicated:

	Page
Financial Statement Schedule II — Valuation and Qualifying Accounts	89

All other schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

(3) EXHIBITS

A copy of this Form 10-K, excluding exhibits, will be furnished at no charge to each person to whom a proxy statement for our 2024 annual meeting of stockholders is delivered upon the request of such person. Exhibits to this Form 10-K are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibit. Requests for copies should be directed to our Corporate Secretary, by mail at 3040 Post Oak Boulevard, Suite 300, Houston, Texas 77056 or by phone at 1-866-332-8400 or 713-332-8400.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation, as amended, of the Company. Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996, filed on March 20, 1997.
3.2	Certificate of Amendment dated May 7, 1997. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1997, filed on November 14, 1997.
3.3	Certificate of Amendment dated May 7, 2002. Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed on August 13,2002.

3.4	Amended and Restated By-Laws of Carriage Services, Inc. dated June 21, 2023. Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 22, 2023.
4.1	Indenture, dated as of May 13, 2021, among the Company, the Guarantors (as defined therein) and Wilmington Trust, National Association, as Trustee. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed May 13, 2021.
4.2	Form of 4.25% Senior Notes due 2029 (included with the Indenture filed as Exhibit 4.1). Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 13, 2021.
4.3	Second Amended and Restated 2006 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for its quarter ended June 30, 2012, filed on August 7, 2012. †
4.4	First Amendment to Carriage Services, Inc. Second Amended and Restated 2006 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2013, filed March 5, 2014. †
4.5	Amended and Restated Carriage Services, Inc. 2007 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for its quarter ended September 30, 2013, filed on November 6, 2013. †
4.6	First Amendment to the Amended and Restated Carriage Services, Inc. 2007 Employee Stock Purchase Plan. Incorporated by reference to Appendix B to the Company's Definitive Proxy Statement on Schedule 14A filed on April 4, 2018. †
4.7	Second and Third Amendments to the Amended and Restated Carriage Services, Inc. 2007 Employee Stock Purchase Plan. Incorporated by reference to Appendix A and B, respectively, to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 5, 2021 and Amendment No. 1 to our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 6, 2021. †
4.8	Carriage Services, Inc. 2017 Omnibus Incentive Plan. Incorporated by reference to Appendix A of the Proxy Statement on Schedule 14A filed on April 5, 2017. †
4.9	First Amendment to the Carriage Services, Inc. 2017 Omnibus Incentive Plan. Incorporated by reference to Appendix C to the Company's Definitive Proxy Statement on Schedule 14A filed on April 5, 2021 and Amendment No. 1 to our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 6, 2021.†
4.10	Summary of Securities Registered under Section 12. Incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022.
10.1	Indemnity Agreement with Melvin C. Payne dated December 18, 2000. Incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed on April 2, 2001. †
10.2	Director Compensation Policy dated February 19, 2020. Incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022. †
10.3	Form of Incentive Stock Option Agreement under Carriage Services, Inc. Second Amended and Restated 2006 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for its quarter ended June 30, 2013, filed on August 8, 2013. †
10.4	Form of Employee Stock Option Agreement under Carriage Services, Inc. 2017 Omnibus Incentive Plan. Incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2017, filed on February 21, 2018. †
10.5	Form of Employee Incentive Stock Option Agreement under Carriage Services, Inc. 2017 Omnibus Incentive Plan. Incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2017, filed on February 21, 2018. †
10.6	Form of Employee Restricted Stock Agreement under Carriage Services, Inc. 2017 Omnibus Incentive Plan. Incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2017, filed on February 21, 2018. †

10.7	Form of Performance Award Agreement under Carriage Services, Inc. 2017 Omnibus Incentive Plan. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 22, 2020. †
10.8	Form of First Amendment to Performance Award Agreement under Carriage Services, Inc. 2017 Omnibus Incentive Plan dated as of June 1, 2021. Incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022. †
10.9	Employment Agreement dated June 25, 2020, by and between the Company and Carlos Quezada. Incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022. †
10.10	First Amendment to Employment Agreement dated June 1, 2021, by and between the Company and Carlos Quezada. Incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form for its fiscal year ended December 31, 2021, 10-K filed on March 2, 2022. †
10.11	Second Amendment to Employment Agreement dated September 30, 2022, by and between the Company and Carlos Quezada. Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for its quarter ended September 30, 2022, filed on November 2, 2022.†
10.12	Third Amendment to Employment Agreement dated June 21, 2023, by and between the Company and Carlos R. Quezada. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its quarter ended June 30, 2023, filed on August 7, 2023.†
10.13	Employment Agreement dated November 5, 2019, by and between the Company and Steven D. Metzger. Incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022. †
10.14	First Amendment to Employment Agreement dated June 1, 2021, by and between the Company and Steven D. Metzger. Incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022. †
10.15	Second Amendment to Employment Agreement dated September 30, 2022, by and between the Company and Steven D. Metzger. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its quarter ended September 30, 2022, filed on November 2, 2022.†
10.16	Third Amendment to Employment Agreement dated June 21, 2023, by and between the Company and Steven D. Metzger. Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for its quarter ended June 30, 2023, filed on August 7, 2023.†
10.17	Employment Agreement dated effective as of March 13, 2023, by and between Carriage Services, Inc. and L. Kian Granmayeh. Incorporated by reference to Exhibit 10.1 to Company's Current Report on Form 8-K filed on March 6, 2023. †
10.18	Employment Agreement dated November 5, 2019, by and between the Company and Shawn Phillips. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 8, 2019. †
10.19	First Amendment to Employment Agreement dated September 30, 2022, by and between the Company and Shawn Phillips. Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for its quarter ended September 30, 2022, filed on November 2, 2022.†
10.20	Release and Separation Agreement by and between the Company and Carl Benjamin Brink, dated September 27, 2022 and effective January 2, 2023. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for its quarter ended September 30, 2022, filed on November 2, 2022.†
10.21	Form of Notes Repurchase Agreement. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 4, 2020.
10.22	First Amended and Restated Credit Agreement dated as of May 13, 2021, among Carriage Services, Inc., the guarantors party thereto, the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 13, 2021.

10.23	First Amendment and Commitment Increase to First Amended and Restated Credit Agreement dated as of November 22, 2021, among Carriage Services, Inc., the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 23, 2021.
10.24	Second Amendment and Commitment Increase to First Amended and Restated Credit Agreement dated as of May 27, 2022, among Carriage Services, Inc., the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent, swing line lender, and L/C issuer. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 1, 2022.
10.25	Third Amendment and Commitment Increase to First Amended and Restated Credit Agreement dated as of December 9, 2022, among Carriage Services, Inc., the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 12, 2022.
*97.1	Carriage Services, Inc. Compensation Recovery Policy, dated January 10, 2024
*21.1	Subsidiaries of the Company.
*23.1	Consent of Grant Thornton LLP.
*31.1	Certification of Periodic Financial Reports by Carlos R. Quezada in satisfaction of Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Periodic Financial Reports by L. Kian Granmayeh in satisfaction of Section 302 of the Sarbanes-Oxley Act of 2002.
**32	Certification of Periodic Financial Reports by Carlos R. Quezada and L. Kian Granmayeh in satisfaction of Section 906 of the Sarbanes-Oxley Act of 2002 and 18 U.S.C. Section 1350.
*101	Interactive Data Files.

————————————

(*)	Filed herewith.
(**)	Furnished herewith.
(†)	Management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 1, 2024.

CARRIAGE SERVICES, INC.

By: **/s/ Carlos R. Quezada**

                                Carlos R. Quezada
         Chief Executive Officer and Vice Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Carlos R. Quezada **Carlos R. Quezada**	Chief Executive Officer and Vice Chairman of the Board (Principal Executive Officer)	March 1, 2024
/s/ L. Kian Granmayeh **L. Kian Granmayeh**	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 1, 2024
/s/ Adeola Olaniyan **Adeola Olaniyan**	Corporate Controller	March 1, 2024
/s/ Donald D. Patteson Jr. **Donald D. Patteson Jr.**	Lead Independent Director	March 1, 2024
/s/ Chad Fargason **Chad Fargason**	Director	March 1, 2024
/s/ Douglas Meehan **Douglas Meehan**	Director	March 1, 2024
/s/ Julie Sanders **Julie Sanders**	Director	March 1, 2024
/s/ Somer Webb **Somer Webb**	Director	March 1, 2024

Corporate Information

Carriage Services is a leading provider of funeral and cemetery services and merchandise in the United States. As of December 31, 2023, the Company operated 171 funeral homes in 26 states and 32 cemeteries in 11 states.

Board of Directors

Melvin C. Payne
Founder, Former Executive Chairman
and Special Advisor to the Board

Chad Fargason*
Non-Executive Chairman of the Board
Vaughan Nelson Investment Management

Carlos R. Quezada
Chief Executive Officer
and Vice Chairman of the Board

Douglas B. Meehan*
Deputy Chief Investment Officer,
van Biema Value Partners, LLC

Donald D. Patteson, Jr.*
Former Chief Executive Officer and
Chairman of the Board, Sovereign Business Forms, Inc.

Julie Sanders*
Senior Vice President and
Chief Audit Executive, Dell Technologies

Somer Webb*
Chief Financial Officer, Authority Brands

*Independent Director

Advisor to the Board of Directors

Gregory R. Brudnicki
Former Mayor of Panama City, Florida

Independent Public Accountants
Grant Thornton LLP, Dallas, Texas

Form 10-K Availability
The Company's Annual Report on Form 10-K for the year ended December 31, 2023 may be obtained by writing to: Investor Relations, Carriage Services, Inc., 3040 Post Oak Boulevard, Suite 300, Houston, Texas via the Company's website: www.carriageservices.com; or via the SEC's website: www.sec.gov.

Common Stock
Carriage Services, Inc.'s common stock is traded on the New York Stock Exchange under the symbol "CSV".

Transfer Agent & Registrar
Equiniti Trust Company, LLC
48 Wall Street, Floor 23, New York, NY 10005
800.937.5449 | Website: equiniti.com

Executive Leadership Team

Carlos R. Quezada*
Chief Executive Officer
and Vice Chairman of the Board

Steven D. Metzger*
President and Secretary

L. Kian Granmayeh*
Executive Vice President, Chief Financial
Officer and Treasurer

Rob P. Franch
Chief Information Officer

Shane T. Pudenz
Senior Vice President of Sales and Marketing

Kathryn Shanley
Chief Accounting Officer

*Member, Strategic Vision and Principles Group

Houston Support Center
Carriage Services, Inc.
3040 Post Oak Boulevard, Suite 300
Houston, Texas 77056 | 713.332.8400
www.carriageservices.com

Forward-Looking Statements
Statements made in this Annual Report that are not historical facts and are intended to be forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on assumptions that the Company believes are reasonable; however, many important factors, including factors not in our control, or as discussed under "Forward-Looking Statements" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, could cause the Company's results to differ materially from the forward-looking statements made herein and in any other documents or presentations made by or on behalf of the Company.



CARRIAGE SERVICES, INC.

(713) 332.8400

3040 Post Oak Boulevard, Suite 300
Houston, Texas 77056